FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2005

Commission File Number

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

In connection with its pending acquisition of IVAX Corporation (“Ivax”), the registrant hereby files certain information regarding Ivax recent developments (as set forth on the following page) and the following financial information on this Form 6-K:

Also included in this Form 6-K is the consent of Ernst & Young LLP, Ivax’s independent registered public accounting firm, to the incorporation by reference of their report dated March 9, 2005 included in this Form 6-K into various registration statements of the registrant.

IVAX Recent Developments

On November 23, 2005, IVAX entered into a credit facility in the aggregate amount of $700 million (the “Credit Facility”) with Citicorp North America, Inc., as administrative agent, and the lenders party thereto. The Credit Facility is subject to customary terms and conditions, including certain covenants that, among other things, limit IVAX’s ability to incur indebtedness; liquidate, merge or consolidate with others; sell assets; enter into certain transactions with affiliates; make certain accounting or organizational structure changes or change the nature of IVAX’ business. Amounts borrowed under the Credit Facility will be prepayable at any time, without penalty, and must be repaid, in full, on the earlier of the date which is three business days after the closing of the merger between IVAX and Teva, or May 23, 2006. The funds provided pursuant to the Credit Facility will be used to satisfy any amounts payable by IVAX in connection with the conversion and/or repurchase of its outstanding convertible notes.

On November 28, 2005, IVAX and U.S. Bank National Association (the “Trustee”) entered into supplemental indentures amending the indentures relating to IVAX’ 1.5% Convertible Senior Notes due 2024 (the “2024 Notes”), its 1.875% Convertible Senior Notes due 2024 (the “1.875% Notes”) and its 1.5% Convertible Senior Notes due 2025 (the “2025 Notes”). Consent of the holders of the 2024 Notes, the 1.875% Notes, and 2025 Notes was not required to effect these amendments. The supplemental indentures remove the “contingent conversion” feature of the 2024 Notes and 2025 Notes and provide that they will be convertible at any time beginning after 12:01 A.M., New York City time, on December 1, 2005, at a rate of:

•	41.85925 shares of IVAX’ common stock per $1,000 principal amount of 2024 Notes (which is equal to a conversion price of approximately $23.89 per share), and

•	44.0009 shares of IVAX’ common stock per $1,000 principal amount of 2025 Notes (which is equal to a conversion price of approximately $22.73 per share).

The 1.875% Notes became convertible as of October 3, 2005 (through December 31, 2005) as their conversion trigger was satisfied as of such date and, pursuant to the supplemental indenture, will remain convertible following such date without regard to the “contingent conversion” feature. The 1.875% Notes are currently convertible at a rate of 48.1301 shares of IVAX’ common stock per $1,000 principal amount of 1.875% notes (which is equal to a conversion price of approximately $20.78 per share).

The conversion rates are subject to adjustment in the manner provided for in the applicable indentures.

Upon conversion, the holders of approximately $1.1 billion aggregate principal amount of the 2024 Notes, 1.875% Notes and 2025 Notes will receive the conversion value of their respective notes, payable in cash up to the principal amount of such note. The amount of such note’s conversion value in excess of such principal amount will be payable, if converted prior to the closing of IVAX’ pending acquisition by Teva, in shares of IVAX common stock.

In accordance with the provisions of the indenture governing the Company’s 4.5% Convertible Senior Subordinated Notes due 2008 (the “2008 Notes”), the approval of the merger by IVAX shareholders constituted a “change of control.” Accordingly, holders of the 2008 Notes have the right to cause IVAX to repurchase these notes at par on January 9, 2006.

Through December 13, 2005 requests for conversion of approximately $980 million in aggregate principal amount of all series of notes taken together were received. IVAX expects additional requests for conversion, however, it is not presently possible to predict the additional amount of 2024 Notes, 1.875% Notes, 2025 Notes, or 2008 Notes, if any, that may be converted following the date hereof, and as a result IVAX is not presently able to determine the amount of cash that IVAX may be required to pay to holders electing to convert or the number of shares of IVAX common stock that may be issued upon any such conversions.

IVAX CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	September 30, 2005	December 31, 2004
	(Unaudited)
ASSETS

Current assets:
Cash and cash equivalents	$309,198	$391,988
Marketable securities	260,361	6,058
Accounts receivable, net of allowance for doubtful accounts of $17,378 in 2005 and $19,212 in 2004	458,420	392,418
Inventories	556,839	524,644
Other current assets	206,988	206,535

Total current assets	1,791,806	1,521,643

Property, plant and equipment, net	615,597	604,647
Goodwill, net	988,810	682,778
Intangible assets, net	367,313	336,594
Other assets	73,567	66,357

Total assets	$3,837,093	$3,212,019

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$176,145	$177,537
Current portion of long-term debt	627,779	60,145
Loans payable	4,057	18,825
Accrued income taxes payable	9,138	34,125
Accrued expenses and other current liabilities	364,541	287,789

Total current liabilities	1,181,660	578,421

Long-term debt, net of current portion	772,057	1,057,843
Other long-term liabilities	103,665	72,855
Minority interest	12,565	12,571

Shareholders’ equity:
Common stock, $0.10 par value, authorized 546,875 shares, issued and outstanding 273,622 shares in 2005 and 260,531 shares in 2004	27,362	26,053
Capital in excess of par value	781,748	571,143
Retained earnings	1,022,972	888,503
Accumulated other comprehensive (loss) income	(64,936)	4,630

Total shareholders’ equity	1,767,146	1,490,329

Total liabilities and shareholders’ equity	$3,837,093	$3,212,019

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

IVAX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months		Nine Months
Period Ended September 30, (In thousands, except per share data)	2005	2004	2005	2004
Net revenues	$617,728	$439,086	$1,686,612	$1,328,239
Cost of sales (excludes amortization, which is presented below)	356,721	248,530	986,094	713,723

Gross profit	261,007	190,556	700,518	614,516

Operating expenses:
Selling	77,371	66,441	235,742	194,308
General and administrative	51,403	40,393	134,801	120,498
Research and development	34,861	33,639	104,469	104,651
Amortization of intangible assets	8,295	5,510	22,124	16,447
Restructuring costs	1,344	517	4,483	1,114
Merger expense	10,237	—	10,237	—

Total operating expenses	183,511	146,500	511,856	437,018

Operating income	77,496	44,056	188,662	177,498
Other income (expense):
Interest income	4,232	1,590	10,552	3,875
Interest expense	(10,131)	(9,127)	(28,364)	(40,256)
Other income, net	7,223	4,477	18,058	10,827

Total other income (expense)	1,324	(3,060)	246	(25,554)

Income before income taxes and minority interest	78,820	40,996	188,908	151,944
Provision (benefit) for income taxes	23,732	(3,358)	54,444	17,094

Income before minority interest	55,088	44,354	134,464	134,850
Minority interest	274	24	5	(33)

Net income	$55,362	$44,378	$134,469	$134,817

Earnings per common share:
Basic	$0.20	$0.18	$0.51	$0.54

Diluted	$0.20	$0.17	$0.49	$0.51

Weighted average number of common shares outstanding:
Basic	271,200	250,296	266,109	248,158

Diluted	282,647	272,979	276,184	267,123

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

IVAX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(Unaudited)

(In thousands)

	Common Stock		Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	Number of Shares	Amount
BALANCE, January 1, 2005	260,531	$26,053	$571,143	$888,503	$4,630	$1,490,329
Comprehensive income:
Net income	—	—	—	134,469	—	134,469
Translation adjustment	—	—	—	—	(68,992)	(68,992)
Unrealized net loss on available-for-sale equity securities and derivatives, net of tax	—	—	—	—	(574)	(574)

Comprehensive income						64,903
Exercise of stock options	9,179	918	109,874	—	—	110,792
Tax benefit of option exercises	—	—	29,261	—	—	29,261
Employee stock purchases	79	8	1,111	—	—	1,119
Repurchase and retirement of common stock	(226)	(23)	(4,643)	—	—	(4,666)
Shares issued in acquisition	4,059	406	74,760	—	—	75,166
Value of stock options issued to non-employees	—	—	242	—	—	242

BALANCE, September 30, 2005	273,622	$27,362	$781,748	$1,022,972	$(64,936)	$1,767,146

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

IVAX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

Nine Months Ended September 30, (In thousands)	2005	2004
Cash flows from operating activities:
Net income	$134,469	$134,817
Adjustments to reconcile net income to net cash flows from operating activities:
Restructuring costs	4,483	1,114
Merger expense	10,237	—
Depreciation and amortization	77,777	63,305
Deferred tax provision (benefit)	8,148	(34,698)
Tax effect of stock options exercised	26,397	5,618
Value of stock options issued to non-employees	242	212
Provision for doubtful accounts	101	921
Provision for inventory obsolescence	28,058	31,735
Interest accretion on notes receivable and payable, net	1,951	1,699
Minority interest in earnings (losses)	(5)	33
Equity in earnings of unconsolidated affiliates	(159)	(1,773)
Gains on sale of marketable securities	(114)	(46)
Gains on sale of product rights	(11,451)	(10,619)
Losses on sale of assets, net	663	342
(Gain) loss on extinguishment of debt	(362)	8,472
Changes in operating assets and liabilities:
Accounts receivable	(73,191)	(70,921)
Inventories	(38,603)	(110,060)
Other current assets	7,712	(844)
Other assets	(16,427)	3,646
Accounts payable, accrued expenses and other current liabilities	25,209	57,171
Other long-term liabilities	7,260	6,848

Net cash flows from operating activities	192,395	86,972

Cash flows from investing activities:
Proceeds from sale of product rights	11,451	10,619
Capital expenditures	(59,707)	(85,873)
Proceeds from sale of assets	2,081	534
Acquisitions of intangible assets	(12,382)	(2,084)
Acquisitions of businesses, net of cash acquired	(196,014)	(7,783)
Investment in affiliates	(440)	108
Purchases of marketable securities	(1,519,265)	(968,673)
Proceeds from sales of marketable securities	1,286,227	866,150
Net proceeds from discontinued operations	5,000	5,500

Net cash flows from investing activities	(483,049)	(181,502)

Cash flows from financing activities:
Borrowings on long-term debt and loans payable	343,819	475,179
Payments on long-term debt and loans payable	(221,136)	(346,727)
Payment of debt redemption premium	(13,800)	(5,868)
Exercise of stock options and employee stock purchases	110,108	17,615

Net cash flows from financing activities	218,991	140,199

Effect of exchange rate changes on cash and cash equivalents	(11,127)	(3,636)

Net (decrease) increase in cash and cash equivalents	(82,790)	42,033
Cash and cash equivalents at the beginning of the period	391,988	134,270

Cash and cash equivalents at the end of the period	$309,198	$176,303

Supplemental disclosures:
Interest paid	$44,455	$29,403

Income tax payments	$40,635	$25,797

Income tax refunds	$13,088	$6,559

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

IVAX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(In thousands, except per share data)

(1) General:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all information and notes required by accounting principles generally accepted in the United States for complete financial statements. However, in the opinion of management, all adjustments (consisting of only normal recurring adjustments) considered necessary to present fairly the results of operations, financial position and cash flows have been made. The results of operations and cash flows for the nine months ended September 30, 2005, are not necessarily indicative of the results of operations and cash flows that may be reported for the remainder of 2005 or for future periods. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2004. For purposes of these financial statements, North America includes the United States and Canada. Mexico is included within Latin America and Corporate and other includes our veterinary subsidiaries. Certain amounts presented in the accompanying consolidated financial statements for the prior period have been reclassified to conform to the current year presentation. In the accompanying consolidated statement of cash flows for the nine months ended September 30, 2004, we reclassified from cash and cash equivalents to marketable securities $122,850 as of September 30, 2004, and $12,600 as of December 31, 2003.

(2) Planned Merger:

On July 25, 2005, we entered into a definitive Agreement and Plan of Merger with TEVA Pharmaceutical Industries Ltd. (TEVA) providing for IVAX to be merged into a wholly-owned subsidiary of TEVA. Under the terms of the agreement, at the effective time of the merger, shares of our common stock will, at the election of the shareholder, be converted into either $26 in cash or 0.8471 ordinary shares of TEVA, which will trade in the United States in the form of American Depository Receipts (ADSs), subject to proration such that no more than one-half of such elections are for cash and no more than half are for TEVA ADSs. On October 27, 2005, our shareholders and TEVA’s shareholders approved the merger agreement and the merger, which we expect to close in late 2005 or early 2006. However, the completion of the merger remains subject to customary conditions, including, among others, regulatory approvals relating to antitrust or competition laws and regulations, compliance with the agreement, and no material adverse change to either TEVA or us. The merger agreement also contains certain termination rights for both us and TEVA, and further provides that, upon termination of the agreement under specified circumstances, we may be required to pay TEVA a termination fee of $200,000 and an expense reimbursement fee of $5,000. During August 2005, due to the potential impact of the merger on certain employees, we implemented a retention program for certain U.S. employees and have accrued retention costs and other merger expenses of $10,237, which is included in “Merger expense” in the accompanying consolidated statements of operations for the three and nine month periods ended September 30, 2005.

(3) Earnings Per Share:

A reconciliation of the numerator and denominator of the basic and diluted earnings per share computation is as follows:

	Three Months		Nine Months
Period Ended September 30,	2005	2004	2005	2004
Numerator:
Net income	$55,362	$44,378	$134,469	$134,817
Interest expense on 1.5% contingently convertible debt, net of tax	3	1,046	700	1,847

Adjusted net income	$55,365	$45,424	$135,169	$136,664

Denominator:
Basic weighted average number of shares outstanding	271,200	250,296	266,109	248,158
Effect of dilutive securities – stock options and warrants	6,401	5,939	5,087	6,071
Conversion equivalent of dilutive contingently convertible debt	5,046	16,744	4,988	12,894

Diluted weighted average number of shares outstanding	282,647	272,979	276,184	267,123

Not included in the calculation of diluted earnings per share because their impact is antidilutive:
Stock options outstanding	597	6,065	4,781	5,921
Convertible debt	8,861	16,664	8,861	16,664

(4) Stock-Based Compensation Plans:

As permissible under Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, we account for all stock-based compensation arrangements using the intrinsic value method prescribed by Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, as interpreted by Financial Accounting Standards Board (FASB) Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, and disclose pro forma net earnings and earnings per share amounts as if the fair value method had been adopted. Accordingly, no compensation cost is recognized for stock option awards granted to employees at or above market value. See Note 14, Recently Issued Accounting Standards, for a discussion of SFAS No. 123 (revised 2004), Share-Based Payment (SFAS No. 123R).

Our pro forma net income, pro forma net income per common share and pro forma weighted average fair value of options granted, with related assumptions, assuming we had adopted the fair value method of accounting for all stock-based compensation arrangements consistent with the provisions of SFAS No. 123, using the Black-Scholes option pricing model are indicated below:

	Three Months		Nine Months
Period Ended September 30,	2005	2004	2005	2004
Net income as reported	$55,362	$44,378	$134,469	$134,817
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	3,223	6,068	9,227	18,205

Pro forma net income	$52,139	$38,310	$125,242	$116,612
Basic net income per share as reported	0.20	0.18	0.51	0.54
Pro forma basic net income per share	0.19	0.15	0.47	0.47
Diluted net income per share as reported	0.20	0.17	0.49	0.51
Pro forma diluted net income per share	0.18	0.15	0.46	0.45
Weighted average fair value of options issued	$—	$7.70	$4.94	$8.41
Expected life (years)	4.7	4.9	4.7	4.9
Risk-free interest rate	3.9%	3.7-4.5%	3.8-4.4%	3.1-4.6%
Expected volatility	25%	26%	25%	26%
Dividend yield	0%	0%	0%	0%

Valuations are based on highly subjective assumptions about the future, including stock price volatility and exercise patterns. During the fourth quarter of 2004, it was determined that our stock option expense valuations did not include the impact of forfeitures in the report of the fair value of compensation expense. Accordingly, the amount of total stock-based employee compensation expense determined under the fair value based method previously reported for the three months ended September 30, 2004, was reduced by $267 and for the nine months ended September 30, 2004, was reduced by $802 to reflect the impact of forfeitures.

(5) Revenues and Cost of Sales:

Revenues and the related cost of sales are recognized when title to our products and the risks and rewards of ownership pass to our customers and when provisions for revenue dilution items, including chargebacks, returns, shelf stock adjustments, discounts, promotional allowances, rebates, reimbursements relating to Medicaid and Medicare and other allowances are reasonably determinable. No material revisions were made to the methodology used in determining these provisions during the nine months ended September 30, 2005. The reserve balances related to these provisions are included in the following balance sheet accounts:

	September 30, 2005	December 31, 2004
Accounts receivable	$167,726	$147,330
Accrued expenses	174,859	127,240

Total sales returns and allowances reserves	$342,585	$274,570

(6) Inventories:

Inventories consist of the following:

	September 30, 2005	December 31, 2004
Raw materials	$213,305	$194,183
Work-in-process	83,252	81,202
Finished goods	260,282	249,259

Total inventories	$556,839	$524,644

As of September 30, 2005, we had approximately $30,262 in inventories, primarily raw materials, relating to products pending launch while we await receipt of final FDA or foreign governmental marketing approval and/or satisfactory resolution of patent infringement litigation. Approximately 78% of our pre-launch inventories represent inventories for fluticasone, for which the brand product’s patent protection has expired and we are awaiting regulatory approval in the U.S. to sell our generic equivalent. On October 28, 2005, we received final Mutual Recognition Procedure approval to sell fluticasone in eleven countries across Europe and had already received approval in the U.K. During the first quarter of 2005, we reclassified $17,147 of pre-launch inventory to long-term assets, which is classified as a deposit since the inventory is not expected to be saleable in the next year, but the vendor has an obligation to refresh the inventory if it is expired when we are ready to launch. Depending upon the outcome of patent litigation, we may not be able to launch the product until 2011. This amount will be tested for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

(7) Acquisition:

On May 11, 2005, we completed our acquisition of PSI Holdings, Inc., the parent company of Phoenix Scientific, Inc. (Phoenix), a generic veterinary pharmaceutical manufacturing company by purchasing the outstanding securities of PSI Holdings, Inc., for 4,059 shares of our common stock, valued at $75,166 and $196,742 in cash. The total purchase price, including acquisition costs of $1,340 less cash acquired of $2,068, was $271,180. Phoenix manufactures and develops veterinary pharmaceutical products for the animal healthcare industry throughout the United States. We acquired Phoenix to integrate our existing veterinary operations with Phoenix to form IVX Animal Health, Inc. and to expand our veterinary operations. Prior to acquisition, Phoenix had outstanding $150,000 of senior secured notes, bearing interest at 11.5%, with a maturity date of October 1, 2009. The effective interest rate on these notes was 13.4%. Prior to the close of the acquisition, Phoenix called the notes for redemption. Based upon the date of redemption, under the terms of the indenture governing the notes, Phoenix was required to pay a premium for redemption of these notes. On May 16, 2005, Phoenix’ 11.5% senior secured notes were redeemed at the principal amount, plus the redemption premium of $13,800, which was accrued in the opening balance sheet, and accrued interest of $2,156. The preliminary allocation of the purchase price is subject to adjustment based on receipt of final information on the fair value of assets acquired and liabilities assumed, including final determination of the liability for restructuring. The operating results of Phoenix are included in the consolidated financial statements subsequent to the May 11, 2005, acquisition date.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition, the purchase price paid and resulting goodwill.

Current assets, excluding cash acquired	$69,355
Property, plant and equipment	28,582
Intangible assets	27,520
Other assets	250

Total assets acquired	125,707

Current liabilities	27,842
Long-term debt	176,085

Total liabilities assumed	203,927

Net liabilities assumed	$(78,220)

Purchase price:
Cash paid, net of cash acquired	$194,674
Acquisition costs	1,340
Fair market value of stock issued	75,166

Total	$271,180

Goodwill	$349,400

Phoenix’ results of operations prior to the acquisition were not significant in relation to our consolidated results of operations.

(8) Intangible Assets:

Intangible assets consist of the following:

	September 30, 2005		December 31, 2004
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:
Patents and related licenses	$78,104	$55,855	$76,867	$55,494
Trademarks	160,969	36,596	146,107	30,042
Licenses and other intangibles	252,081	83,984	217,799	45,589

Total	$491,154	$176,435	$440,773	$131,125

Unamortized intangible assets:
Trademarks and product registrations	$52,594		$26,946

During the first quarter of 2005, we reclassified our product registration intangible assets in one Latin American country with a recorded book value of $3,317 from indefinite-lived to definite-lived due to a change in regulatory requirements. These intangible assets are now being amortized over their five-year estimated remaining useful lives. Intangible assets amortization expense is estimated to be $7,014 for the remainder of 2005, $28,368 in 2006, $30,306 in 2007, $28,639 in 2008 and $28,578 in 2009.

(9) Debt:

On February 23, 2005, we completed an exchange offer in which we exchanged each $1,000 principal amount of our 1.5% convertible senior notes (Old 1.5% Notes) for $1,000 principal amount of our 1.5% convertible senior notes (New 1.5% Notes) and a one-time cash payment equal to $2.50 per $1,000 principal amount of such Old 1.5% Notes. The New 1.5% Notes are substantially identical to the Old 1.5% Notes except that the New 1.5% Notes contain a “net share settlement” feature under which we committed to pay up to the principal amount of the New 1.5% Notes in cash upon conversion. By committing to pay up to the principal amount of the New 1.5% Notes in cash upon conversion, we were able to account for the New 1.5% Notes under the “treasury stock” method, which is generally expected to be less dilutive to earnings per share than the “if-converted” method prescribed by Emerging Issues Task Force (EITF) Issue No. 04-8, The Effect of Contingently Convertible Debt on Diluted Earnings per Share. The “treasury stock” method only requires inclusion of the shares to be delivered upon conversion if our common stock is trading at a price in excess of the conversion price based on the average trading price during the preceding quarter and then only to the extent the conversion value is greater than the principal amount of the New 1.5% Notes. We generally expect that since fewer shares will be included in the number of fully diluted shares outstanding under the New 1.5% Notes based on this calculation than would be included for the Old 1.5% Notes under the “if-converted” method when dilutive, our diluted earnings per share will be greater. We accepted $399,000 of our Old 1.5% Notes in the exchange offer and, as a result, only $1,000 principal amount of the Old 1.5% Notes currently remain outstanding.

During the second quarter of 2005, we repurchased $15,000 of the New 1.5% Notes due in 2024 for $14,312, plus accrued interest of $43, and wrote off debt issuance costs of $326, resulting in a gain on extinguishment of debt of $362.

On May 9, 2005, we issued $350,000 of our 1.5% convertible senior notes due 2025 (1.5% Notes) to certain qualified institutional buyers. After expenses, we received net proceeds of approximately $341,690. A portion of the net proceeds from this offering were used to acquire Phoenix, as discussed under Note 7, Acquisition, and the remaining net proceeds were used for general corporate purposes. Under certain circumstances, the 1.5% Notes are convertible into cash and, if applicable, shares of our common stock based on an initial conversion rate, subject to adjustment, of 44.0009 shares of our common stock per $1,000 of principal amount. This ratio results in an initial conversion price of approximately $22.73 per share. Upon the occurrence of certain fundamental changes, holders may be entitled to an adjustment to the applicable conversion rate if they elect to convert their notes within a certain period of time following the occurrence of the fundamental change. We may redeem the 1.5% Notes on or after May 15, 2012. Beginning with the six-month period commencing on May 15, 2012, in addition to the stated interest of 1.5%, we will pay contingent interest of 0.25% of the market value of the 1.5% Notes if, during specified testing periods, the average trading price of the 1.5% Notes is 120% or more of the principal value. In addition, holders of the 1.5% Notes may require us to repurchase the notes at 100% of the principal amount on each of May 15, 2012, 2015, and 2020, and upon certain events.

The Old 1.5% Notes, the New 1.5% Notes and the 1.5% Notes can be converted prior to the stated maturity under the following circumstances:

•	during any fiscal quarter (beginning with the quarter ended September 30, 2005) if the closing sale price of our common stock for at least 20 consecutive trading days in the 30 consecutive trading day period ending on the last trading day of the immediately preceding fiscal quarter exceeds 120% of the conversion price on that 30th trading day;

•	during any five consecutive trading day period immediately following any five consecutive trading day period (Note Measurement Period) in which the average market price for the notes during that Note Measurement Period was less than 95% of the average conversion value for the notes during such period;

•	upon the occurrence of specified corporate transactions; or

•	if we have called the notes for redemption.

The aggregate value (Net Share Conversion Value) of the cash and, if applicable, shares of our common stock per $1,000 principal amount of New 1.5% Notes or 1.5% Notes that will be received upon conversion by a holder will be equal to the product of:

•	the conversion rate then in effect; and

•	the average of the daily volume-weighted average price per share of our common stock for each of the 10 consecutive trading days beginning on the second trading day immediately following the day the notes are tendered for conversion (10-day Weighted Average Price).

We will deliver the Net Share Conversion Value of the notes surrendered for conversion to converting holders as follows:

•	a cash amount (Principal Return) equal to the lesser of (1) the aggregate Net Share Conversion Value of the notes to be converted or (2) the aggregate principal amount of the notes to be converted; and

•	if the aggregate Net Share Conversion Value of the notes to be converted is greater than the Principal Return, an amount in whole shares equal to (1) the aggregate Conversion Value less the Principal Return and (2) a cash amount in lieu of any fractional shares of our common stock.

Shares underlying the 1.5% Notes were included in our calculation of diluted earnings per share because our share price as of September 30, 2005, was above the conversion price.

The Old 1.5% Notes do not contain a Net Share Conversion Value mechanism.

On May 16, 2005, the 11.5% senior secured notes of Phoenix were redeemed at the principal amount of $150,000, plus the redemption premium of $13,800, which was accrued in the opening balance sheet, and accrued interest of $2,156. (See Note 7, Acquisition).

Based on a calculation performed as of September 30, 2005, on October 3, 2005, our 1.875% convertible senior notes due 2024 (1.875% Notes) became convertible in accordance with their terms at the option of the holders and will remain convertible through December 31, 2005. The 1.875% Notes are currently convertible at a rate of 48.1301 shares of our common stock per $1,000 principal amount of the notes, which is equal to a conversion price of approximately $20.78 per share. Upon conversion, the holder of each 1.875% note will receive the conversion value of the note payable in cash up to the principal amount of the note and any excess over the principal amount will be payable in shares of our common stock. As of September 30, 2005, the aggregate principal amount of the 1.875% Notes outstanding was $333,000, which has been reclassified to the “Current portion of long-term debt” and the related unamortized debt issuance costs of $3,276 has been reclassified from “Other assets” to “Other current assets” in the accompanying consolidated balance sheet. Any determination regarding the convertibility of the 1.875% Notes during future periods will be made in accordance with the terms of the Indenture governing the 1.875% Notes.

On October 27, 2005, our shareholders approved our acquisition by TEVA. This approval constituted a “change in control” under the terms of the Indenture governing our 4.5% convertible senior notes due 2008. Pursuant to the Indenture, we are required to offer to repurchase our 4.5% convertible senior notes due 2008 at a purchase price equal to the principal amount of the notes repurchased plus accrued and unpaid interest through the repurchase date. We expect to commence our offer during the fourth quarter of 2005. As of September 30, 2005, we had approximately $283,900 in outstanding principal amount of our 4.5% convertible senior notes due 2008, which has been reclassified to the “Current portion of long-term debt” and the related unamortized debt issuance costs of $2,808 has been reclassified from “Other assets” to “Other current assets” in the accompanying consolidated balance sheet. Additionally, upon completion of our acquisition by TEVA, we will be required to offer to repurchase all of our other outstanding convertible notes at a purchase price equal to the principal amount of the notes repurchased plus accrued and unpaid interest through the repurchase date.

(10) Income Taxes:

The provision for income taxes consists of the following:

	Three Months		Nine Months
Period Ended September 30,	2005	2004	2005	2004
Current:
Domestic	$6,105	$14,059	$17,953	$32,080
Foreign	17,462	1,504	28,343	19,712
Deferred:
Domestic	1,557	(4,611)	7,846	(15,606)
Foreign	(1,392)	(14,310)	302	(19,092)

Total	$23,732	$(3,358)	$54,444	$17,094

The tax provision for the nine months ended September 30, 2005, was determined using our estimated annual effective tax rate, which was less than the United States statutory rate primarily due to lower tax rates applicable to most of our operations outside of the United States and to reversal in the third quarter of 2005 of $3,600 of tax contingency reserves due to expiration during the quarter of the relevant statute of limitations. Payment of the current tax provision for the year ending December 31, 2005, will be reduced by $26,621 for domestic operations and $2,640 for foreign operations, representing the incremental impact of compensation expense deductions associated with non-qualified stock options exercised during the first nine months of 2005. These amounts were credited to “Capital in excess of par value” in the accompanying consolidated balance sheet. As of September 30, 2005, a domestic net deferred tax asset of $61,067 and an aggregate foreign net deferred tax asset of $20,251 are included in “Other current assets” and “Other assets,” respectively, in the accompanying consolidated balance sheets. Realization of the net deferred tax assets is dependent upon generating sufficient future domestic and foreign taxable income. Although realization is not assured, management believes it is more likely than not that the net deferred tax assets will be realized.

(11) Stockholders’ Equity:

On June 14, 2005, we retired 226 shares of our common stock, valued at $4,666, that were received as payment for stock options exercised.

(12) Retirement Plans:

The components of net periodic pension costs and our contributions paid were as follows:

	Three Months		Nine Months
Period Ended September 30,	2005	2004	2005	2004
Service cost	$519	$585	$1,611	$1,424
Interest cost	265	298	823	726
Expected return on plan assets	(275)	(308)	(855)	(753)
Amortization of transition obligation	70	79	217	191

Net periodic pension cost	$579	$654	$1,796	$1,588

Employer contribution	$531	$365	$1,000	$1,327

We expect to contribute $1,718 to the pension plan in 2005.

(13) Business Segment Information:

Revenues by Region Period Ended September 30,	Three Months		Nine Months
	2005	2004	2005	2004
North America
External sales	$294,100	$212,371	$780,680	$604,409
Intersegment sales	465	431	1,478	4,885
Other revenues	437	148	1,750	1,953

Net revenues — North America	295,002	212,950	783,908	611,247

Europe
External sales	149,458	126,329	470,517	400,363
Intersegment sales	8,075	23,949	44,006	65,710
Other revenues	33,354	945	53,723	45,162

Net revenues — Europe	190,887	151,223	568,246	511,235

Latin America
External sales	93,496	81,686	278,427	230,748
Other revenues	1,104	1,490	1,776	2,284

Net revenues — Latin America	94,600	83,176	280,203	233,032

Corporate and other
External sales	42,456	10,614	91,034	36,217
Intersegment sales	(8,540)	(24,380)	(45,484)	(70,595)
Other revenues	3,323	5,503	8,705	7,103

Net revenues — Corporate and other	37,239	(8,263)	54,255	(27,275)

Consolidated net revenues	$617,728	$439,086	$1,686,612	$1,328,239

	Three Months		Nine Months
Profits by Region Period Ended September 30,	2005	2004	2005	2004
Income before minority interest:
North America	$28,726	$22,597	$68,279	$63,772
Europe	21,836	4,671	32,400	42,885
Latin America	13,163	27,471	42,849	60,831
Corporate and other	(8,637)	(10,385)	(9,064)	(32,638)

Income before minority interest	55,088	44,354	134,464	134,850
Minority interest	274	24	5	(33)

Net income	$55,362	$44,378	$134,469	$134,817

Long-Lived Assets:	September 30, 2005	December 31, 2004
North America	$354,657	$352,529
Europe	618,681	678,546
Latin America	537,864	522,195
Corporate and other	525,391	117,605

Total	$2,036,593	$1,670,875

Net Revenues by Therapeutic Category and Product Type Nine Months Ended September 30,	2005	2004
Therapeutic category:
Respiratory
Proprietary and branded	$206,431	$177,083
Generic pharmaceutical	95,716	99,693

Total respiratory	302,147	276,776

Other
Proprietary and branded	373,100	277,381
Generic pharmaceutical	1,011,365	774,082

Total other	1,384,465	1,051,463

Total product type:
Proprietary and branded	579,531	454,464
Generic pharmaceutical	1,107,081	873,775

Total	$1,686,612	$1,328,239

The following table displays the changes in the carrying amounts of goodwill by geographic region for the nine months ended September 30, 2005:

	Balance December 31, 2004	Acquisition	Foreign Exchange and Other	Balance September 30, 2005
North America	$1,472	$—	$—	$1,472
Europe	249,455	—	(56,595)	192,860
Latin America	384,557	—	13,327	397,884
Corporate and other	47,294	349,400	(100)	396,594

Consolidated goodwill	$682,778	$349,400	$(43,368)	$988,810

During the third quarter of 2005, the preliminary fair value adjustments of assets acquired and liabilities assumed from the 2004 acquisition of Kutnowskie Zaklady Famaceutyczne “POLFA” SA (Polfa Kutno) resulted in an increase in property, plant and equipment in the amount of $7,928 and intangible assets in the amount of $32,692 with a corresponding reduction of goodwill. As a result of these adjustments depreciation expense increased by $731 and amortization expense by $1,368 for the three and nine months ended September 30, 2005. This preliminary allocation is subject to change based on receipt of final information concerning the fair values of assets acquired and liabilities assumed, including final determination of the liability for restructuring.

(14) Recently Issued Accounting Standards:

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, which replaces APB No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless it is impracticable to determine the period specific effects or cumulative effect of the change. When it is impracticable to determine the period specific effects of an accounting change on one or more individual prior periods presented, this Statement requires that the new accounting principle be applied to the balances of assets and liabilities at the beginning of the earliest period for which retrospective application is practicable and a corresponding adjustment is to be made to the opening balance of retained earnings for that period. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, it requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. This Statement defines

“retrospective application” as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity. It also redefines “restatement” as the revising of previously issued financial statements to reflect the correction of an error. This Statement also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. It is effective for fiscal years beginning after December 15, 2005. The impact of adoption of this statement is not expected to be significant.

In March 2005, the FASB issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations — an interpretation of FASB Statement No. 143, which clarifies that the term “conditional asset retirement obligation” refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the entity’s control. It requires recognition of a liability for the fair value of a conditional asset retirement if the fair value of the liability can be reasonably estimated, with the uncertainty about the timing and/or method of settlement factored into the measurement of the liability when sufficient information exists. It is effective for fiscal years ending after December 15, 2005. Retrospective application for interim financial information is permitted but not required. The impact of adoption is not expected to be significant.

In December 2004, the FASB issued SFAS No. 123R, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. It requires compensation costs related to share-based payment transactions to be recognized in the financial statements. It applies to all awards granted after the effective date and is not applied to awards granted in periods before the effective date, except to the extent that the prior periods’ awards are modified, repurchased or cancelled after the effective date. This Statement can be adopted under two methods, the modified prospective or the modified retrospective applications. Under the modified prospective application, compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of the effective date should be recognized as the requisite service is rendered on or after the effective date. The compensation cost for that portion of awards should be based on the grant-date fair value of those awards as calculated for either recognition or pro forma disclosure under SFAS No. 123. Changes to the grant-date fair value of awards granted before the effective date of this Statement are precluded. The compensation cost for those earlier awards should be attributed to periods beginning on or after the effective date of this Statement using the attribution method that was used under SFAS No. 123, except that the method of recognizing forfeitures only as they occur should be continued. Any unearned or deferred compensation related to those earlier awards should be eliminated against the appropriate equity accounts. The modified retrospective application may be applied to all prior years that SFAS No. 123 was effective or only to prior interim periods in the year of initial adoption if the effective date of SFAS No. 123R does not coincide with the beginning of the fiscal year. It is effective as of the first interim or annual reporting period that begins after June 15, 2005. The cumulative effect of the initial application of this Statement, if any, is to be recognized as of the effective date. Upon adoption, we will be required to reclassify excess tax benefits, as defined in the Statement, from stock option exercises from Cash flows from operating activities to Cash flows from financing activities in the Consolidated Statement of Cash Flows.

Effective April 21, 2005, the Securities and Exchange Commission (SEC) issued an Amendment to Rule 4-01(a) of Regulation S-X regarding the compliance date for SFAS No. 123R. Under the amendment, registrants are required to file financial statements that comply with SFAS No. 123R the first quarter of the first fiscal year beginning after June 15, 2005. We intend to comply with SFAS No. 123R effective January 1, 2006. We expect that under the modified prospective method of adoption, during 2006 we will not be required to record additional compensation expense for awards granted under our 2004 Incentive Compensation Plan that were outstanding as of September 30, 2005, as all such awards are fully vested. On October 27, 2005, our shareholders voted to approve the proposed merger with TEVA. As a result, based on the terms of the plans, all unvested stock options outstanding under our 1997 Employee Stock Option Plan and our 1994 Stock Option Plan became vested. Accordingly, we do not expect that we will be required to record additional compensation expense during 2006 for stock options outstanding as of October 27, 2005, under the 1997 or 1994 plans. We also expect that compensation expense will be required to be recorded for future awards of share-based payments.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of Accounting Research Bulletin (ARB) No. 43, Chapter 4, which requires abnormal amounts of idle facility expense, freight, handling costs, and wasted material to be recognized as current period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. It is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The impact of adoption of this statement is not expected to be significant.

(15) Commitments and Contingencies:

Commitments – As of September 30, 2005, we had approximately $8,449 of non-cancelable raw material purchase obligations. A substantial portion of this material is for use in production of our gabapentin products. As noted below under Patent Litigation, in the event the court determines that we infringed a valid patent of Warner-Lambert in our sales of gabapentin, among other things, we could be prevented from further sales of gabapentin until the patent expires in 2011.

Legal Proceedings (currency amounts in thousands) – The following supplements and amends the discussion set forth under Item 3 – “Legal Proceedings” in our Annual Report on Form 10-K for the year ended December 31, 2004.

Terazosin Litigation

On December 21, 1998, an action purporting to be a class action, styled Louisiana Wholesale Drug Co. vs. Abbott Laboratories, Geneva Pharmaceuticals, Inc. and Zenith Goldline Pharmaceuticals, Inc., was filed against IVAX Pharmaceuticals, Inc. (IPI) and others in the United States District Court for the Southern District of Florida, alleging a violation of Section 1 of the Sherman Antitrust Act. Plaintiffs purport to represent a class consisting of customers who purchased a certain proprietary drug directly from Abbott Laboratories during the period beginning on October 29, 1998. Plaintiffs allege that, by settling patent-related litigation against Abbott in exchange for quarterly payments, the defendants engaged in an unlawful restraint of trade. The complaint seeks unspecified treble damages and injunctive relief. Eighteen additional class action lawsuits containing allegations similar to those in the Louisiana Wholesale case were filed in various jurisdictions between July 1999 and February 2001, the majority of which have been consolidated with the Louisiana Wholesale case. On March 13, 2000, the Federal Trade Commission (FTC) announced that it had issued complaints against, and negotiated consent decrees with, Abbott Laboratories and Geneva Pharmaceuticals arising out of an investigation of the same subject matter that is involved in these lawsuits. The FTC took no action against IPI. On December 13, 2000, plaintiffs’ motion for summary judgment on the issue of whether the settlement agreement constituted a per se violation of Section 1 of the Sherman Antitrust Act in the Louisiana Wholesale case was granted. On September 15, 2003, the United States Court of Appeals for the Eleventh Circuit reversed the order. On September 20, 2001, the District Court entered an order certifying the direct purchaser class and in early 2002, IPI entered into a settlement with the direct purchaser class. In November 2003, the appellate court also issued a ruling de-certifying the class. On remand and following class discovery, the District Court entered an order on June 23, 2004, denying the Direct Purchaser Plaintiffs’ renewed motion for class certification. In light of these orders, on August 31, 2004, we elected to terminate the Settlement Agreement with the direct purchasers and requested the return of the settlement payment less notice and Settlement Fund administrative fees. On February 16, 2005, IPI announced to the Court its willingness to re-enter into the settlement with the direct purchasers on substantially the same terms as the previous settlement, provided that the court certifies a settlement class of direct purchasers that is not materially different from the previously de-certified direct purchaser class. On February 25, 2005, the Court indicated its preliminary approval of a settlement containing these terms and provisions. On April 19, 2005, the Florida Federal Court entered an Order and Final Judgment specifically providing, inter alia, that IPI’s settlement with the direct purchasers is reaffirmed and remains in full force and effect. To date, sixteen of the actions naming IPI have either been settled or dismissed. Subsequent to the entry of the Court Order and Final Judgment, the plaintiff in one of those remaining actions, Daniels v. Abbott Laboratories, Case No. 00-CC-04975 in Superior Court, Orange County, California, moved the court for permission to pursue its claims against the defendants on behalf of a purported class of California indirect purchasers. The Company believes that any purported claims the California plaintiffs may have had against the Company were settled and extinguished pursuant to the Company’s indirect purchaser Settlement Agreement dated May 30, 2002, and the final judgment entered by the Florida Federal Court pursuant to that agreement. On October 31, 2005, the California court denied the plaintiffs’ request to lift the stay that is in place in that case. The defendants intend to seek Summary Judgment on the issue of whether plaintiffs’ claims have been extinguished by the Florida Federal court settlement. The defendants intend to vigorously defend against the plaintiff’s actions.

Fen-Phen Litigation

IPI has been named in a number of individual and class action lawsuits in both state and federal courts involving the diet drug combination of fenfluramine and phentermine, commonly known as “fen-phen.” Generally, these lawsuits seek damages for personal injury, wrongful death and loss of consortium, as well as punitive damages, under a variety of liability theories including strict products liability, breach of warranty and negligence. IPI did not manufacture either fenfluramine or phentermine, but did distribute the brand equivalent version of phentermine manufactured by Eon Labs Manufacturing, Inc. (Eon) and Camall Company. Although IPI had a very small market share, to date, IPI has been named in approximately 5,546 cases and has been dismissed from approximately 5,490 of these cases, with additional dismissals pending. IPI intends to vigorously defend all of the lawsuits, and while management believes that its defense will succeed, as with any litigation, there can be no assurance of this. Currently Eon is paying for approximately 50% of IPI’s costs in defending these suits and is fully indemnifying IPI against any damages IPI may suffer as a result of cases involving product manufactured by Eon. In the event Eon discontinues providing this defense and indemnity, IPI has its own product liability insurance. While IPI’s insurance carriers have issued reservations of rights, IPI believes that it has adequate coverage. As of September 1, 2004, claims made against us for the first time may not be afforded insurance coverage. Although it is impossible to predict with certainty the outcome of litigation, we do not believe this litigation will have a material adverse impact on our consolidated financial position or results of operations.

Average Wholesale Price Litigation

New York City and a number of counties in the State of New York have filed complaints against IVAX and IPI and other pharmaceutical companies alleging a scheme to overcharge for prescription drugs paid for by Medicaid, a portion of which is paid for by these New York municipalities and counties. IVAX and IPI have been named as defendants in actions filed by the County of Nassau, the County of Erie and a consolidated complaint brought by the City of New York and thirty New York Counties. In these cases, plaintiffs seek the recovery of unspecified damages, including restitution, treble and punitive damages, civil penalties, interest and attorneys fees. Other than the County of Erie case which was originally filed in the Supreme Court of the State of New York, Erie County but removed by the defendants on April 15, 2005, these actions were filed in the United States District Court for the applicable district in New York and, thereafter, were either transferred to the United States District Court for the District of Massachusetts as part of the Pharmaceutical Industry Average Wholesale Price Multi-District Litigation, MDL 1456 (MDL), or are in the process of being transferred to the MDL. The County of Suffolk vs. Abbott Laboratories, Inc. et al. action (Suffolk Action) was previously treated as the lead New York county case in the MDL. In the Suffolk Action, the court dismissed IVAX and IPI from the complaint by order dated October 26, 2004. On April 8, 2005, the Court entered a further Order dismissing the complaint with respect to the remaining defendants based upon insufficiency of the allegations. New York City and the New York counties, including Suffolk County, have refiled an amended complaint. We intend to vigorously defend ourselves in these actions.

IVAX was named as a defendant, along with other generic drug manufacturers, in The Commonwealth of Massachusetts vs. Mylan Laboratories, et al., filed in the United States District Court for the District of Massachusetts (Massachusetts Action). The Massachusetts Action alleges that through fraudulent and deceptive schemes thirteen manufacturers of generic pharmaceuticals caused Massachusetts to overpay pharmacies. The state seeks unspecified damages, including injunctive relief, restitution, treble damages, civil penalties, interest, attorney fees and investigation and litigation costs. The case is pending before the same judge that is handling the MDL. The defendants in the Massachusetts Action moved to dismiss the complaint and by order dated February 4, 2005, the Court denied the motion in part, granted the motion in part, and deferred ruling in part. On April 5, 2005, the Court dismissed the complaint for failure to plead with specificity the allegations of false and fraudulent representations. The Commonwealth of Massachusetts filed an amended complaint and motions to dismiss that complaint were subsequently denied on August 17, 2005. We intend to vigorously defend ourselves in this action.

A number of states have filed actions against IVAX and IPI and other pharmaceutical companies alleging schemes to overcharge for prescription drugs. IVAX and IPI have been named as defendants in the following actions filed by the State of Wisconsin, the Commonwealth of Kentucky, the State of Alabama, the State of Illinois, the State of Florida and the State of Mississippi. IVAX and IPI were added as defendants in State of Wisconsin vs. Abbott Laboratories, Inc., et al., Circuit Court of Dane County, Case No. 04 CV 1709 on November 1, 2004. IVAX and IPI were named as defendants in Commonwealth of Kentucky vs. Alpharma, Inc., Franklin Circuit Court, Case No. 04-CI-1487 on November 4, 2004. IVAX and IPI were named as defendants in State of Alabama vs. Abbott Laboratories, Inc., et al., Circuit Court of Montgomery County, Case No. CV-2005-219 on January 26, 2005. IVAX and IPI were named as defendants in The People of the State of Illinois vs. Abbott Laboratories, Inc., Circuit Court of Cook County, Case No. 05CH02474 on February 7, 2005 and the State of Florida v. Alpharma, et al., Second Judicial Circuit in and for Leon County, Florida, Case Nos. 98-3032F and 03-CA1165A. IVAX and IPI were also added as defendants in the State of Mississippi v. Abbott Laboratories, Inc., et al., Chancery Court of Hinds County, Mississippi First Judicial District, Case No. G2005-2021 on October 20, 2005. In each of these actions, the States seek unspecified damages, including treble and punitive damages, interest, civil penalties and attorneys fees. The Wisconsin, Kentucky, Alabama and Illinois cases were removed to federal court on July 13, 2005, and have been identified to the Judicial Panel on Multidistrict Litigation for potential transfer to the MDL proceeding in Boston. The States of Kentucky and Illinois sought to remand the cases to state court, while the district court in Alabama and Wisconsin remanded these cases to their respective state courts. Motions to dismiss the complaints are pending in the Wisconsin, Kentucky and Illinois cases. A motion by defendants to dismiss the Alabama action was denied on October 13, 2005, and defendants’ motion for a more definite statement was granted in part, requiring the state to further clarify its actions. We intend to vigorously defend ourselves in these actions.

IPI, along with numerous other pharmaceutical companies, has received inquiries from and responded to requests for records and information from the Committee on Energy and Commerce of the United States House of Representatives in connection with the Committee’s investigation into certain industry and IPI practices regarding AWP. IPI has also received correspondence from the States of Nevada, Kentucky, Florida, and Illinois, on behalf of itself and eight other states, indicating that the Office of the Attorney General (OAG) for these states are investigating allegations of purportedly improper pricing practices related to the average manufacturer price and best price calculations. As a result of the investigation the OAG for the States have advised us that we are required to maintain all records related to the investigation. On July 20, 2004, the OAG for the State of Florida issued subpoenas to IPI and five other pharmaceutical companies requesting materials to assist in its investigation.

We are cooperating fully with these requests. The outcome of these investigations could include the imposition of substantial fines, penalties and injunctive or administrative remedies.

United Kingdom Serious Fraud Office Investigation and Related Litigation

In April 2002, we received notice of an investigation concerning prices charged by generic drug companies, including Norton Healthcare Limited, now trading as IVAX Pharmaceuticals UK, for penicillin-based antibiotics and warfarin sold in the United Kingdom from 1996 to 2000. This is an investigation by the Serious Fraud Office of the United Kingdom involving many of the pharmaceutical companies that sold these products in the United Kingdom during this period. According to statements by investigating agencies, the Serious Fraud Office expects to conclude its investigation and anticipates bringing charges at the earliest by Fall, 2005. There is no indication at this time regarding which companies, if any, may be charged.

In December 2002, the Secretary of State for Health, on behalf of itself and others, filed a civil claim for damages and interest against Norton Healthcare, Norton Pharmaceuticals and other defendants alleging that certain of their actions adversely affected competition in the sale and supply of warfarin in the United Kingdom between 1996 and 2000. This claim seeks damages against all defendants in the approximate aggregate amount of 27,527 Pounds Sterling (approximately $48,566 at the September 30, 2005, currency exchange rate), plus interest and costs.

In December 2003, the Secretary of State for Health, on behalf of itself and others, filed a civil claim for damages and interest against Norton Healthcare, Norton Pharmaceuticals and other defendants alleging that certain of their actions adversely affected competition in the sale and supply of penicillin based antibiotics in the United Kingdom between 1996 and 2000. This claim seeks damages against all defendants in the approximate amount of 31,438 Pounds Sterling (approximately $55,466 at the September 30, 2005, currency exchange rate), plus interest and costs.

In July 2004, the Secretary of State for Health, on behalf of itself and others, filed a civil claim for damages and interest against Norton Healthcare, Norton Pharmaceuticals and other defendants alleging that certain of their actions adversely affected competition in the sale and supply of ranitidine in the United Kingdom between 1996 and 2000. This claim seeks damages against all defendants in the approximate amount of 69,252 Pounds Sterling (approximately $122,181 at the September 30, 2005, currency exchange rate), plus interest and costs.

On January 13, 2005, Norton Healthcare Limited and Norton Pharmaceuticals Limited were advised by the Scottish Ministers and Healthcare Trusts that they were considering whether to commence claims against Norton and other pharmaceutical companies for alleged anti-competitive practices arising out of the pricing and supply of warfarin, penicillin based antibiotics and ranitidine. These claims stem from the same conduct alleged by the United Kingdom Serious Fraud Office and the Secretary of State of Health in the above disclosed matters. On May 27, 2005, the Scottish Ministers initiated separate civil proceedings relating to warfarin, penicillin based antibiotics and rantidine and seek damages in the approximate amounts of 3,305 Pounds Sterling (approximately $5,831 at the September 30, 2005, currency exchange rate) plus interest and costs related to warfarin, 3,302 Pounds Sterling (approximately $5,826 at the September 30, 2005, currency exchange rate) plus interest and costs related to penicillin based antibiotics and 13,485 Pounds Sterling (approximately $23,792 at the September 30, 2005, currency exchange rate) plus interest and costs related to ranitidine. On August 26, 2005, the Claimants served an application to amend their Particulars of Claim to further seek exemplary damages and on September 2, 2005, leave to amend was granted.

Commercial Matters

On April 22, 2003, we received notice that we were named as a defendant along with approximately 25 other pharmaceutical manufacturers in a complaint filed in the US District Court for the Northern District of Texas by an individual who has filed the action purportedly in the name of the United States government, styled United States of America, ex. rel, Paul King v. Alcon Laboratories, Inc., et al. In this suit, the plaintiff seeks to recover damages for allegedly defrauding and conspiring to defraud the United States government by having made sales of drugs to various federal governmental agencies or causing the United States government to reimburse individuals or entities for drug products that did not comply with Current Good Manufacturing Practices and other regulations and laws. The suit seeks the recovery of treble damages from the defendants, jointly and severally, which plaintiff alleges exceeds thirty billion dollars, plus the recovery of attorneys’ fees, interest, civil penalties, costs, and other relief. On February 23, 2004, plaintiff was granted leave to file a second amended complaint, in response to which we filed a motion to dismiss the action in its entirety. On January 4, 2005, the District Court entered an order dismissing the Second Amended Complaint with prejudice and entered judgment in favor of all the named defendants. The plaintiff did not appeal and the time for filing the notice of appeal has expired.

The Company and all of its directors were named as defendants in a purported Class Action Complaint filed on July 25, 2005, in the Circuit Court of the Eleventh Judicial Circuit in and for Dade County, Florida styled Kops v. IVAX Corporation, Betty G. Amos, et al. In this suit, the plaintiff alleges that the directors breached their fiduciary duties by, among other things, approving for allegedly grossly inadequate consideration the merger agreement entered into by the Company and Teva Pharmaceutical Industries Ltd. The suit sought to enjoin the defendants from proceeding with the proposed merger, to rescind the transaction if consummated and for the recovery of damages, including attorney fees. The Company and its directors served their motion to dismiss the complaint in its entirety and, in response, the plaintiff dismissed the complaint with prejudice on August 25, 2005. On August 29, 2005, an Order of Dismissal with prejudice was entered.

Patent Litigation

IPI filed Abbreviated New Drug Applications (ANDAs) under paragraph IV of the Hatch-Waxman Act to market and sell various strengths of generic gabapentin capsules and tablets, a product marketed by Warner-Lambert under the trademark Neurontin®. As a result of the filing of these ANDAs, Warner Lambert Company, Pfizer and Godecke Aktiengesellschaft filed three separate suits against us and our affiliates for patent infringement. These three consolidated actions are now pending in the United States District Court for the District of New Jersey. Civil Action No. 00-6073 was filed December 14, 2000, Civil Action No. 01-0193 was filed January 12, 2001, and Civil Action No. 01-1537 was filed February 3, 2001. The three suits have been consolidated in a multidistrict litigation in the District of New Jersey with several other cases brought by plaintiffs against other companies seeking to market generic gabapentin. We, along with the other defendants in the consolidated actions, moved for summary judgment of non-infringement and invalidity of Warner-Lambert’s patents on various grounds. Oral argument on these motions were held in November 2004. In August 2004, based on our decision to begin commercial sales of non-AB-rated gabapentin tablets, Warner-Lambert sought a temporary restraining order and a preliminary injunction in an effort to prevent us from doing so. Warner-Lambert’s request was denied, and we commenced commercial sale of our non-AB-rated gabapentin tablets on August 18, 2004. We also commenced commercial sales of the AB-rated gabapentin capsules on March 23, 2005 and the AB-rated gabapentin tablets on April 29, 2005 as a result of a settlement reached with the generic manufacturer awarded the exclusivity by the FDA. On August 22, 2005, the court granted summary judgment of non-infringement in favor of the defendants based on Warner-Lambert’s inability to meet its burden to prove infringement, both literally and under the doctrine of equivalents. While we expect to be successful in our continued defense against Warmer Lambert’s claims and any appeal that may be taken from the court’s decision, in the event the court ultimately determines that we infringed a valid patent of Warner-Lambert in our sales of gabapentin, it may result in an injunction against us preventing further sales and substantial damages which could exceed our profit or selling price for these products.

Environmental Matters

On July 16, 2003, API Industries, Inc. (API) received an EPA letter requesting API to submit a revised Solid Waste Management Unit (SWMU) Plan, including additional sampling and investigation elements, concerning the alleged presence of isopropyl ether (IPE) in its facility. On November 7, 2003, API filed its response to the EPA’s July 16, 2003, letter and submitted a revised SWMU Plan to cooperate with the agency. On April 27, 2004, the EPA requested API to further address certain groundwater contaminant issues, including monitoring and sampling, relating to the presence of IPE in its facility. On June 14, 2004, API responded to the EPA’s April 27, 2004, letter and submitted a revised SWMU Plan. On November 8, 2004, API received the EPA’s approval of the SWMU Plan Revision 3.0 dated November 2, 2004. API engaged in the necessary efforts to conduct the actions delineated in the referenced approved plan. API submitted its preliminary report to the EPA on August 31, 2005.

On November 3, 2004, API received a Notice of Deficiency whereby the EPA stated that it is the agency’s position that one of the incinerators at the company’s plant must be decontaminated and closed pursuant to 40 CFR § 264.351. EPA bases its position on the company’s failure to present a Notice of Intent to Comply (NIC) with MACT for such incinerator (due in 1999). API agreed to submit a revised Closure Plan for EPA’s review and approval and a revised RCRA Part B application reflecting this closure was filed on February 15, 2005. On June 10, 2005, the EPA determined that the revised Part B permit application was technically complete.

Other Litigation

We are involved in various other legal proceedings arising in the ordinary course of business, some of which involve substantial amounts. In order to obtain brand equivalent approvals prior to the expiration of patents on branded products, and to benefit from the exclusivity allowed to ANDA applicants that successfully challenge these patents, we frequently become involved in patent infringement litigation brought by branded pharmaceutical companies. Although these lawsuits involve products that are not yet marketed and therefore pose little or no risk of liability for damages, the legal fees and costs incurred in defending such litigation can be substantial. While it is not feasible to predict or determine the outcome or the total cost of these proceedings, in the opinion of management, based on a review with legal counsel, any losses resulting from such legal proceedings will not have a material adverse impact on our consolidated financial position or results of operations.

We intend to vigorously defend each of the foregoing lawsuits, but their respective outcomes cannot be predicted. Any of such lawsuits, if determined adversely to us, could have a material adverse effect on our financial position and results of operations. Our ultimate liability with respect to any of the foregoing proceedings is not presently determinable.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of IVAX Corporation:

We have audited the accompanying consolidated balance sheets of IVAX Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IVAX Corporation and subsidiaries as of December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of computing diluted earnings per share regarding the Company’s contingent convertible debt during the year ended December 31, 2004. Also discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for business combinations and goodwill and its method of reporting gains and losses on the extinguishment of debt during the year ended December 31, 2002.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of IVAX Corporation and subsidiaries’ internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2005, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Certified Public Accountants

Miami, Florida

March 9, 2005

IVAX CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	December 31,
	2004	2003
ASSETS
Current assets:
Cash and cash equivalents	$391,988	$134,270
Marketable securities	6,058	23,070
Accounts receivable, net of allowances for doubtful accounts of $19,212 in 2004 and $17,675 in 2003	392,418	264,317
Inventories, net	524,644	413,872
Other current assets	206,535	160,187

Total current assets	1,521,643	995,716

Property, plant and equipment, net	604,647	502,942
Goodwill, net	682,778	489,665
Intangible assets, net	336,594	314,361
Other assets	66,357	70,250

Total assets	$3,212,019	$2,372,934

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$177,537	$139,990
Current portion of long-term debt	60,145	58,607
Loans payable	18,825	17,804
Accrued income taxes payable	34,125	27,990
Accrued expenses and other current liabilities	287,789	242,158

Total current liabilities	578,421	486,549

Long-term debt, net of current portion	1,057,843	855,335
Other long-term liabilities	72,855	56,208
Minority interest	12,571	12,531

Commitments and contingencies

Shareholders’ equity:
Common stock, $0.10 par value, authorized 546,875 shares, issued and outstanding 260,531 shares in 2004 and 245,885 in 2003	26,053	24,589
Capital in excess of par value	571,143	336,313
Retained earnings	888,503	690,476
Accumulated other comprehensive income (loss)	4,630	(89,067)

Total shareholders’ equity	1,490,329	962,311

Total liabilities and shareholders’ equity	$3,212,019	$2,372,934

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

IVAX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Year Ended December 31,
	2004	2003	2002
Net revenues	$1,837,418	$1,420,339	$1,197,244
Cost of sales (excluding amortization, which is presented below)	985,125	781,383	663,708

Gross profit	852,293	638,956	533,536

Operating expenses:
Selling	272,569	212,192	168,952
General and administrative	162,391	122,414	118,416
Research and development	141,604	108,347	76,041
Amortization of intangible assets	22,488	19,719	16,158
Restructuring costs	1,374	3,706	4,242

Total operating expenses	600,426	466,378	383,809

Operating income	251,867	172,578	149,727
Other income (expense):
Interest income	5,545	3,710	8,090
Interest expense	(41,424)	(43,608)	(48,639)
Other income, net	5,836	11,738	60,321

Total other income (expense)	(30,043)	(28,160)	19,772

Income before income taxes and minority interest	221,824	144,418	169,499
Provision for income taxes	23,757	45,559	51,742

Income before minority interest	198,067	98,859	117,757
Minority interest	(40)	188	838

Income from continuing operations	198,027	99,047	118,595
Income from discontinued operations, net of tax of $12,763	—	22,204	—
Cumulative effect of accounting change	—	—	4,161

Net income	$198,027	$121,251	$122,756

Basic earnings per common share:
Continuing operations	$0.79	$0.41	$0.49
Discontinued operations	—	0.09	—
Cumulative effect of accounting change	—	—	0.02

Net income	$0.79	$0.50	$0.51

Diluted earnings per common share:
Continuing operations	$0.75	$0.40	$0.48
Discontinued operations	—	0.09	—
Cumulative effect of accounting change	—	—	0.02

Net income	$0.75	$0.49	$0.50

Weighted average number of common shares outstanding:
Basic	249,250	244,532	243,796

Diluted	268,792	248,625	246,722

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

IVAX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands)

	Common Stock		Capital in Excess of Par Value	Put Options	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	Number of Shares	Amount
BALANCE, January 1, 2002	245,654	$24,565	$323,182	$34,650	$446,469	$(110,512)	$718,354
Comprehensive income:
Net income	—	—	—	—	122,756	—	122,756
Translation adjustment	—	—	—	—	—	(104,816)	(104,816)
Unrealized net gain on available-for-sale equity securities and derivatives, net of tax	—	—	—	—	—	162	162

Comprehensive income							18,102
Exercise of stock options	851	85	5,171	—	—	—	5,256
Tax benefit of option exercises	—	—	1,467	—	—	—	1,467
Employee stock purchases	99	10	918	—	—	—	928
Repurchase of common stock	(4,853)	(485)	(46,218)	(12,725)	—	—	(59,428)
Shares issued to settle put options	1,214	121	21,804	(21,925)	—	—	—
Value of stock options issued to non-employees	—	—	184	—	—	—	184

BALANCE, December 31, 2002	242,965	24,296	306,508	—	569,225	(215,166)	684,863
Comprehensive income:
Net income	—	—	—	—	121,251	—	121,251
Translation adjustment	—	—	—	—	—	125,651	125,651
Unrealized net gain on available-for-sale equity securities and derivatives, net of tax	—	—	—	—	—	448	448

Comprehensive income							247,350
Exercise of stock options	2,138	214	16,961	—	—	—	17,175
Tax benefit of option exercises	—	—	4,278	—	—	—	4,278
Employee stock purchases	111	11	1,027	—	—	—	1,038
Repurchase of common stock	(875)	(87)	(8,910)	—	—	—	(8,997)
Shares issued in acquisitions	1,546	155	16,335	—	—	—	16,490
Value of stock options issued to non-employees	—	—	114	—	—	—	114

BALANCE, December 31, 2003	245,885	24,589	336,313	—	690,476	(89,067)	962,311
Comprehensive income:
Net income	—	—	—		198,027	—	198,027
Translation adjustment	—	—	—		—	94,828	94,828
Unrealized net gain on available-for-sale equity securities and derivatives, net of tax	—	—	—	—	—	(1,131)	(1,131)

Comprehensive income							291,724
Exercise of stock options	1,938	194	18,443	—	—	—	18,637
Tax benefit of option exercises	—	—	5,774	—	—	—	5,774
Employee stock purchases	100	10	1,519	—	—	—	1,529
Shares issued in acquisitions	12,608	1,260	208,814	—	—	—	210,074
Value of stock options issued to non-employees	—	—	280	—	—	—	280

BALANCE, December 31, 2004	260,531	$26,053	$571,143	$—	$888,503	$4,630	$1,490,329

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

IVAX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2004	2003	2002
Cash flows from operating activities:
Net income	$198,027	$121,251	$122,756
Adjustments to reconcile net income to net cash flows from operating activities:
Restructuring costs	1,374	3,706	4,242
Depreciation and amortization	82,903	76,808	59,877
Deferred tax (benefit) provision	(16,793)	17,099	(8,110)
Tax benefit of stock option exercises	5,774	4,278	1,467
Value of stock options issued to non-employees	280	114	184
Provision for (reversal of) doubtful accounts	2,627	(1,948)	4,239
Provision for inventory obsolescence	44,421	31,017	15,446
Interest accretion on notes receivable and payable, net	2,026	2,378	1,935
Minority interest in loss (earnings)	40	(188)	(838)
Equity in earnings of unconsolidated affiliates	(1,174)	(1,645)	(877)
(Gains) losses on sale of marketable securities	(1,634)	1,106	(4)
Gains on sale of product rights	(15,926)	(12,835)	(35,150)
(Gains) loss on sale of assets, net	(130)	119	2,930
Losses (gains) on extinguishment of debt	2,063	(2,323)	(17,346)
Income from discontinued operations	—	(22,204)	—
Cumulative effect of accounting change	—	—	(4,161)
Changes in operating assets and liabilities:
Accounts receivable	(104,023)	(18,465)	12,493
Inventories	(115,453)	(111,953)	(68,591)
Other current assets	(23,415)	671	(293)
Other assets	3,046	753	5,800
Accounts payable, accrued expenses and other current liabilities	46,420	(3,880)	48,318
Other long-term liabilities	2,548	(1,261)	6,821

Net cash flows from operating activities	113,001	82,598	151,138

Cash flows from investing activities:
Proceeds from sale of product rights	15,926	12,835	35,150
Capital expenditures	(98,814)	(95,358)	(98,670)
Proceeds from sales of assets	2,069	2,025	1,602
Acquisitions of intangible assets	(2,017)	(7,798)	(38,274)
Acquisitions of businesses, net of cash acquired	(15,111)	(27,110)	3,629
Investment in affiliates	903	3,658	(3,677)
Purchases of marketable securities	(1,194,379)	(344,770)	(454,864)
Proceeds from sales of marketable securities	1,213,667	359,371	604,379
Net proceeds from discontinued operations	5,500	8,824	—

Net cash flows from investing activities	(72,256)	(88,323)	49,275

Cash flows from financing activities:
Borrowings on long-term debt and loans payable	812,225	28,598	12,745
Payments on long-term debt and loans payable	(623,204)	(67,298)	(138,812)
Exercise of stock options and employee stock purchases	20,166	18,213	6,184
Repurchase of common stock	—	(8,997)	(59,428)

Net cash flows from financing activities	209,187	(29,484)	(179,311)

Effect of exchange rate changes on cash and cash equivalents	7,786	14,071	(23,008)

Net increase (decrease) in cash and cash equivalents	257,718	(21,138)	(1,906)
Cash and cash equivalents at the beginning of the year	134,270	155,408	157,314

Cash and cash equivalents at the end of the year	$391,988	$134,270	$155,408

(Continued)

IVAX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Continuation)

	Year Ended December 31,
	2004	2003	2002
Supplemental disclosures:
Interest paid, net of capitalized interest	$32,495	$39,619	$44,671

Income tax payments	$34,431	$51,907	$46,585

Income tax refunds	$7,892	$—	$—

Supplemental schedule of non-cash investing and financing activities:

Purchase of intangible assets through the issuance of debt			$80,054

Information with respect to acquisitions accounted for under the purchase method of accounting is summarized as follows:

Fair value of assets acquired	$113,138	$55,890
Liabilities assumed	(52,158)	(4,874)

Net assets acquired	60,980	51,016

Purchase price:
Cash, net of cash acquired	2,640	25,592
Acquisition costs	12,471	1,518
Forgiveness of note receivable and related cost	3,916	—
Present value of future minimum royalty payments	—	48,638
Fair market value of stock and options issued	210,074	16,490

Total	229,101	92,238

Goodwill	$168,121	$41,222

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

IVAX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data)

(1) Organization:

IVAX Corporation is a multinational company engaged in the research, development, manufacture and marketing of pharmaceutical products. These products are sold primarily to customers within the United States, Europe and Latin America. All references to “IVAX,” “our,” “us” or “we” mean IVAX Corporation and its subsidiaries unless otherwise required by the context.

(2) Summary of Significant Accounting Policies:

Principles of Consolidation – The accompanying consolidated financial statements include the accounts of IVAX Corporation and its subsidiaries. In accordance with the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 46R, Consolidation of Variable Interest Entities, we consolidate variable interest entities for which management has concluded that IVAX is the primary beneficiary. Entities that do not meet the definition of a variable interest entity are subject to the provision of Accounting Research Bulletin (ARB) No. 51, Consolidated Financial Statements, and are consolidated when management has determined that IVAX has the controlling financial interest. Investments in affiliates representing 20% to 50% ownership interests are recorded under the equity method of accounting. Investments in affiliates representing less than 20% ownership interests are recorded at cost. The minority interest held by third parties in majority owned subsidiaries is separately stated. All significant intercompany balances and transactions have been eliminated in consolidation. For purposes of these financial statements, North America includes the United States and Canada. Mexico is included within Latin America.

Reclassifications – Certain amounts presented in the accompanying consolidated financial statements for prior periods have been reclassified to conform to the current year presentation. In the Consolidated Balance Sheets and Statements of Cash Flows, we reclassified from cash and cash equivalents to marketable securities $12,600 as of December 31, 2003 and $20,950 as of December 31, 2001.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in certain circumstances that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. We base our estimates and judgments on historical experience and other assumptions that we believe are reasonable. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ materially from these estimates. We periodically evaluate estimates and assumptions used in the preparation of the financial statements and make changes on a prospective basis when adjustments are necessary. Significant estimates include the allowance for doubtful accounts receivable, deferred tax assets and valuation allowances, inventory writedowns and reserves, environmental reserves, litigation, the useful lives of intangible assets and sales returns and allowances, including, but not limited to, chargebacks, rebates, returns and shelf-stock adjustments.

During the year ended December 31, 2004, our net revenues and gross profit benefited by $8,100, $5,144 net of tax, due to the positive resolution of previously accrued potential service level claims. In addition, our tax provision and net income benefited by net changes of $5,749 from the reversal of $8,577 of tax reserves, relating to prior years’ tax issues at three of our foreign subsidiaries, that on review were determined to no longer be necessary, partially offset by $2,828 of additional valuation allowance recorded against a deferred tax asset at another European subsidiary (see Note 9, Income Taxes, for additional information). The total impact of these changes increased net income by $10,893, or $0.04 per diluted share.

During the year ended December 31, 2003, as a result of improvements in our return and customer inventory experience, doubtful accounts and analysis of tax reserves, our estimates of product returns and other sales allowances, inventory obsolescence, allowance for doubtful accounts and income tax exposures decreased and, accordingly, we recognized increased net revenues, reduced cost of sales, reduced bad debt expense and reduced income tax provision. During the year ended December 31, 2003, these changes increased net revenues by $13,733, reduced cost of sales by $824, reduced bad debt expense by $3,673, reduced the income tax provision by $2,700, increased net income by $14,029 and increased diluted earnings per share by $0.06.

Cash and Cash Equivalents – We consider all investments with a maturity of three months or less as of the date of purchase to be cash equivalents.

Marketable Securities – Short-term investments in marketable debt securities generally mature between three months and three years from date of purchase or are auction rate securities with final maturities longer than three years, but with interest rates resetting every 28 or 35 days through an auction mechanism. These short-term marketable securities consist primarily of taxable municipal bonds, corporate bonds, government agency securities and commercial paper. It is our intent to maintain a liquid portfolio to take advantage of investment opportunities; therefore, most securities are deemed short-term, are classified as available-for-sale securities and are recorded at market value using the specific identification method. Unrealized gains and losses, net of tax, are reflected in “Accumulated other comprehensive income (loss)” in the accompanying consolidated balance sheets. Realized gains and losses are included in “Other income” in the accompanying consolidated statements of operations using the specific identification method.

We have investments in marketable securities that are deemed long-term, available-for-sale, which are marked to market value using the specific identification method. Unrealized gains and losses, net of tax, are reflected in “Accumulated other comprehensive income (loss)” in the accompanying consolidated balance sheets. Realized gains and losses are included in “Other income” in the accompanying consolidated statements of operations using the specific identification method. In addition, we have one investment in a limited investment partnership. In accordance with Emerging Issues Task Force (EITF) Topic D-46, Accounting for Limited Partnership Investments, investments in limited investment partnerships representing greater than 5% ownership interests are considered to be more than minor and are accounted for under the equity method; otherwise, they are carried at cost. These investments are included in “Other assets” in the accompanying consolidated balance sheets.

Investments in marketable securities consist of the following:

	December 31, 2004
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Mutual funds	$1,408	$—	$—	$1,408
Auction rate securities	4,650	—	—	4,650
Equity securities	156	57	—	213
Corporate bonds	14	—	—	14

Total marketable securities	6,228	57	—	6,285
Less: Short-term marketable securities	6,058	—	—	6,058

Long-term marketable securities	$170	$57	$—	$227

	December 31, 2003
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Mutual funds	$8,776	$—	$—	$8,776
Auction rate securities	14,260	—	—	14,260
Equity securities	1,016	434	—	1,450

Total marketable securities	24,052	434	—	24,486
Less: Short-term marketable securities	23,070	—	—	23,070

Long-term marketable securities	$982	$434	$—	$1,416

Concentration of Credit Risk – We sell a significant amount of brand equivalent pharmaceutical products to a relatively small number of retail drug chains and drug wholesalers, primarily in the United States, which represents an essential part of the distribution chain of pharmaceutical products in the United States. The total net accounts receivable balances of our two subsidiaries that sell to this concentration of customers represented approximately 38% of our accounts receivable balances as of December 31, 2004, and 25% as of December 31, 2003.

Accounts receivable are recorded concurrently with sales unless there is significant uncertainty regarding collection, in which case the sale is not recorded in revenues. Credit is extended to customers based on evaluation of the customer’s financial condition and collateral is generally not required. We monitor the credit worthiness of our customers and review outstanding receivable balances for collectibility on a regular basis and record allowances for doubtful accounts as necessary. Some of the factors that we consider in determining whether to record an allowance against accounts receivable include the age of the receivable, historical write-off experience and current economic conditions.

We follow an investment policy that limits investments in individual issuers that meet certain minimum credit rating and size requirements, generally, to the lesser of $10,000 or 10% of program size.

Other Concentrations — Some components and materials used in our manufactured products, and some products sold by us, are currently available only from one or a limited number of domestic or foreign suppliers. Additionally, in many cases we have listed only one supplier in our applications with the FDA and foreign governmental authorities. This includes products that have historically accounted for a significant portion of our revenues.

Inventories – Inventories are stated at the lower of cost (first-in, first-out) or market. Components of inventory cost include materials, labor and manufacturing overhead. In evaluating whether inventory is stated at the lower of cost or market, we consider such factors as the amount of inventory on hand, estimated time required to sell such inventory, remaining shelf life of the inventory and current market price of the inventory.

Inventories consist of the following:

	December 31,
	2004	2003
Raw materials	$194,183	$155,159
Work-in-process	81,202	65,194
Finished goods	249,259	193,519

Total inventories	$524,644	$413,872

Pre-launch Inventories – We have made, are in the process of making and/or will scale-up and make commercial quantities of certain of our product candidates prior to the date we anticipate that such products will receive final FDA or foreign governmental marketing approval and/or satisfactory resolution of patent infringement litigation involving them (i.e., pre-launch inventories). The scale-up and commercial production of pre-launch inventories involves the risk that such products may not be approved for marketing by the governmental agencies on a timely basis, or ever, and/or that the outcome of related litigation may not be satisfactory. This risk notwithstanding, we plan to continue to scale-up and build pre-launch inventories of certain products that have not yet received final governmental approval and/or satisfactory resolution of patent infringement litigation when we believe that such action is appropriate in relation to the commercial value of the product launch opportunity.

As of December 31, 2004, we had approximately $33,198 in inventories, primarily raw materials, relating to products pending launch while we await receipt of final FDA or foreign governmental marketing approval and/or satisfactory resolution of patent infringement litigation. Approximately 53% of our pre-launch inventories represents inventories for which the brand product’s patent protection has expired and we are awaiting regulatory approval to sell our generic equivalent.

Property, Plant and Equipment – Property, plant and equipment are carried at cost less accumulated depreciation and amortization and consist of the following:

	December 31,
	2004	2003
Land	$38,159	$24,758
Buildings and improvements	341,787	255,863
Machinery and equipment	397,340	323,210
Furniture and computer equipment	109,249	92,875
Construction in process	62,382	84,428

Total cost	948,917	781,134
Less: Accumulated depreciation and amortization	344,270	278,192

Property, plant and equipment, net	$604,647	$502,942

Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows: buildings and improvements (10 — 40 years), machinery and equipment (3 - 10 years) and furniture and computer equipment (2 — 10 years). Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease or their estimated useful lives. Costs of major additions and improvements are capitalized and expenditures for maintenance and repairs that do not extend the life of the assets are expensed. Upon sale or disposition of property, plant and equipment, the cost and related accumulated depreciation or amortization are eliminated from the accounts and any resulting gain or loss is credited or charged to operations. Depreciation expense was $59,029 in 2004, $56,387 in 2003 and $42,848 in 2002.

Capitalization of Software Development Costs – Costs associated with software developed or obtained for internal use are capitalized when (1) the preliminary project stage is completed and (2) management has authorized further funding for the project, it is probable that the project will be completed and the software will be used for the intended purpose. Costs capitalized include (1) external direct costs of materials and services consumed, (2) payroll and payroll-related costs for employees directly associated with or who devote time to the project and (3) interest costs incurred while developing the software. Upgrades and enhancements that add functionality are capitalized. Costs of training, maintenance, data conversion and nonspecific upgrades and enhancements are expensed.

Capitalization of Interest – Total interest costs incurred were $46,208 in 2004, $45,717 in 2003 and $49,069 in 2002, of which the amount capitalized on certain construction projects was $4,784 in 2004, $2,109 in 2003 and $430 in 2002.

Impairment of Goodwill and Intangibles — We have recorded on our balance sheet both goodwill and intangible assets, which consist of patents and technologies, trademarks, product registrations and other licenses. Intangible assets with definite lives are amortized and reviewed for impairment when events or other changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Goodwill and indefinite-lived intangible assets are tested for impairment annually.

When factors indicate that an asset may be impaired, we use various methods to estimate the asset’s future cash flows expected to result from the use of the asset and its eventual disposition. Impairment of goodwill and indefinite-lived intangibles is determined to exist when the fair value is less than the carrying value of the assets being tested. Impairment of definite-lived intangibles is determined to exist when undiscounted cash flows related to the assets are less than the carrying value of the assets. Any impairment amount is charged to operations. Because the process of testing for impairment involves management making estimates with respect to future sales volumes, pricing, new product launches, anticipated cost environment and overall market conditions and because these estimates form the basis for the determination of whether or not an impairment charge should be recorded, these estimates are considered to be critical accounting estimates. We test the goodwill related to the acquisition of the respiratory business in Europe on a regional basis since the business and sales are throughout Europe. During the year ended December 31, 2004, we determined through our estimates that no impairment of goodwill or intangible assets existed. We are continuing to monitor the intangibles related to our operations in France as competition in the generic pharmaceutical environment in this region remains strong and we continue to incur operating losses. Additionally, we are monitoring our Nasarel asset as patents related to competitive brand products expire, new generic products are introduced and products are transitioned to over-the-counter, all of which could have an adverse impact on revenues and gross profit related to this product. We will continue to assess the carrying value of our goodwill and intangible assets in accordance with applicable accounting guidance.

Intangible assets with definite lives are amortized and carried at cost less accumulated amortization. Intangible assets with indefinite lives are carried at cost. Intangible assets consist of the following:

	December 31,
	2004		2003
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:
Patents and related licenses	$76,867	$55,494	$79,655	$52,481
Trademarks	146,107	30,042	136,249	18,416
Licenses and other intangibles	217,799	45,589	166,079	22,086

Total	$440,773	$131,125	$381,983	$92,983

Unamortized intangible assets:
Trademarks and product registrations	$26,946		$25,361

Patents, trademarks, licenses and other intangible assets with finite lives are amortized using the straight-line method over their respective estimated lives (ranging from 1 — 20 years), while those with indefinite lives are not amortized. On an annual basis by region, we evaluate the recoverability of intangible assets and evaluate events or circumstances that have occurred that warrant revising estimates of useful lives or that indicate that an impairment exists. The weighted average life of patents, trademarks, licenses and other intangibles was 14.4 years at December 31, 2004, and 15.6 years at December 31, 2003. Certain of our amortization expense is included in research and development expense. Amortization expense was $23,015 in 2004, $20,421 in 2003 and $17,029 in 2002.

Estimated intangible assets amortization expense for the next five years is approximately $26,822 in 2005, $25,469 in 2006, $27,292 in 2007, $25,631 in 2008, and $25,540 in 2009.

Impairment of Long-Lived Assets – We continually evaluate whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets may require revision or the remaining net book value may not be recoverable. When factors indicate that an asset may be impaired, we use various methods to estimate the asset’s future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized based on the excess of the carrying amount over the estimated fair value of the asset. Any impairment amount is charged to operations.

Foreign Currencies – Our operations include subsidiaries which are located outside of the United States. Assets and liabilities as stated in local currencies are translated at the rate of exchange prevailing at the balance sheet date. The gains or losses that result from this process are shown in “Accumulated other comprehensive income (loss)” in the accompanying consolidated balance sheets. Amounts in the statements of operations are translated at the average rates for the period. Foreign currency transaction gains and losses arising from cash transactions are credited to or charged against current earnings. If the economy of Venezuela again becomes hyperinflationary, the local currency financial statements of our Venezuelan operations will be remeasured into United States dollars by translating monetary assets and liabilities at the current exchange rate, non-monetary assets and expenses related to non-monetary assets at the historical rates, and revenues and expenses at the average exchange rate in effect during the year.

Financial Instruments – The carrying amounts of cash and cash equivalents, accounts receivable, loans payable and accounts payable approximate fair value due to the short maturity of the instruments and reserves for potential losses, as applicable. The disclosed fair value of marketable securities, other assets and long-term debt is estimated using quoted market prices, whenever available, or an appropriate valuation method (See Note 6, Investments In and Advances to Unconsolidated Affiliates, and Note 7, Debt).

We do not speculate in the foreign exchange market. We may, however, from time to time, manage exposures that arise in the normal course of business related to fluctuations in foreign currency rates by entering into foreign exchange forward contracts. We enter into these contracts with counterparties that we believe to be creditworthy and do not enter into any leveraged derivative transactions. These foreign exchange forward contracts generally require us to exchange local currencies for foreign currencies based on pre-established exchange rates at the contracts’ maturity date. As the exchange rates change, gains and losses on these contracts are generated based on the change in the exchange rates that are generally recognized in the consolidated statements of operations at maturity. These gains and losses are recorded in the same income statement captions as the related hedged cash flows. Gains and losses on the ineffective portion of these hedges are recorded in “Other income, net” in the accompanying consolidated statement of operations. Prior to maturity, unrealized gains or losses are recorded, net of tax, in “Accumulated other comprehensive income (loss)” in the accompanying consolidated balance sheets. Costs associated with entering into these contracts are amortized over the contracts’ lives, which typically are less than one year. We held foreign exchange forward contracts with notional principal amounts of $21,535 at December 31, 2004, which mature in January 2005 through July 2005, and $16,188 at December 31, 2003, which matured from January 2004 through July 2004, primarily to hedge Euro-based operating cash flows against Pounds Sterling. If Pounds Sterling were to strengthen by 5% in relation to the Euro, our hedged foreign currency cash-flows expense would increase by $1,077, offset by a gain of $1,077 on the derivative contracts, with a net effect of zero. As exchange rates change, gains and losses on these contracts are generated based on the change in the exchange rates that are recognized in the consolidated statement of operations at maturity, and offset the impact of the change in exchange rates on the foreign currency cash flows that are hedged.

In addition, we have short-term balances that are denominated in foreign currencies. A portion of these balances are hedged, from time to time, using foreign exchange forward contracts, and gains and losses on these contracts are included in the consolidated statements of operations as they arise. We incurred net foreign exchange transaction losses of $8,013 in 2004, $10,013 in 2003 and $1,056 in 2002, which are included in “Other income, net” in the accompanying consolidated statements of operations.

Revenue Recognition – Revenues and the related cost of sales are recognized when title to our products and the risks and rewards of ownership pass to our customers and when provisions for revenue dilution items, including chargebacks, returns, shelf stock adjustments, discounts, promotional allowances, rebates, reimbursements relating to Medicaid and Medicare and other allowances are reasonably determinable. These revenue dilution provisions totaled $875,871 in 2004, $647,264 in 2003 and $664,565 in 2002. The reserve balances related to these provisions are included in the following balance sheet accounts:

	December 31,
	2004	2003
Accounts receivable	$147,330	$136,475
Accrued expenses	127,240	110,079

Total sales returns and allowances reserves	$274,570	$246,554

Our policy regarding sales to customers is that we do not recognize revenue from, or the cost of, such sales where we believe the customer has more than a demonstrably reasonable level of inventory. We make this assessment based on historical demand, purchases and estimated inventory levels.

We estimate allowances for revenue dilution items using a combination of information received from third parties, including market data, inventory reports from our major U.S. wholesale customers, historical information and analysis that we perform. The key assumptions used to arrive at our best estimate of revenue dilution reserves are our estimate of inventories that are on-hand in our distribution channels, our estimate of future price declines and our estimate of potential returns. The same basic set of factors is considered in each analysis that we perform. The factors we use are estimated customer inventory levels, contractual prices and related terms, the number of other competing generic equivalents that are expected in the market, the expected size of the market and any expected trends regarding market growth or contraction. Our estimates of inventory at wholesale customers and in the distribution channels are subject to inherent limitations of estimates that rely on third-party data, as certain third-party information may itself rely on estimates, and reflect other limitations. Provisions for estimated rebates and other allowances, such as discounts, promotional and other credits are estimated based on historical payment experience, historical relationship to revenues, estimated customer inventory levels and contract terms. We believe that such provisions are determinable due to the limited number of assumptions involved and the consistency of historical experience. Provisions for chargebacks, returns and shelf stock adjustments involve more subjective judgments and are more complex in nature. These provisions are discussed in further detail below.

Chargebacks - The provision for chargebacks is a significant and complex estimate used in the recognition of revenue. We market products directly to wholesalers, distributors, retail pharmacy chains, independent pharmacies, mail order pharmacies and group purchasing organizations. We also market products indirectly to independent pharmacies, managed care organizations, hospitals, nursing homes and pharmacy benefit management companies, collectively referred to as “indirect customers.” We enter into agreements with indirect customers to establish contract pricing for certain products. The indirect customers then select a wholesaler from which to actually purchase the products at these contracted prices. Alternatively, certain wholesalers may enter into agreements with indirect customers, which establish contract pricing for certain products, which the wholesalers provide. Under either arrangement, we will provide credit to the wholesaler for any difference between the contracted price with the indirect party and the wholesaler’s invoice price. Such credit is called a chargeback. The provision for chargebacks is based on our historical chargeback experience and estimated wholesaler inventory levels, as well as expected sell-through levels by our wholesale customers to indirect customers. Our estimates of inventory at wholesale customers and in the distribution channels are subject to inherent limitations of estimates that rely on third-party data, as certain third-party information may itself rely on estimates, and reflect other limitations. We continually monitor our provision for chargebacks and make adjustments when we believe that actual chargebacks may differ from established reserves.

Returns - Consistent with industry practice, we maintain a return policy in certain markets that allows our customers to return product within a specified period prior to, and subsequent to, the product’s expiration date. Our estimate of the provision for returns is based upon our historical experience with actual returns and estimated levels of inventory in the distribution channel. We make adjustments to the provision for returns in the event that it appears that actual product returns may differ from our established reserves.

Shelf Stock Adjustments - Shelf stock adjustments are credits issued to reflect decreases in the selling prices of our products and are based upon our estimates of the amount of product that our customers have remaining in their inventories at the time of the anticipated price reduction. Decreases in our selling prices are discretionary decisions we make to reflect market conditions. We have contractual agreements with many of our customers which require that we grant these customers inventory credit following a price decrease. In other cases, the determination to grant a credit to a customer following a price decrease is at our discretion. These credits allow customers with established inventories to compete with those buying product at the current market price, and allow us to maintain shelf space, market share and customer loyalty. Amounts recorded for estimated shelf stock adjustments are based upon specified terms with certain customers, estimated launch dates of competing products, estimated declines in market price and estimates of inventory held by the customer. These estimates are subject to inherent limitations of estimates that rely on third-party data, as certain third-party information may itself rely on estimates, and reflect other limitations. We regularly monitor these and other factors and evaluate our reserves and estimates as additional information becomes available.

In accordance with EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, our accounting policy is to review each contract to determine if there are multiple revenue-generating activities that constitute more than one unit of accounting. Revenue is recognized for each unit of accounting based on revenue recognition criteria relevant to that unit. Up-front payments are deferred, if appropriate, and recognized into revenues over the obligation period. During the first quarter of 2004, we earned a $25,500 milestone payment under a product collaboration and development agreement with Mayne Group Limited for the marketing and distribution of our injectable paclitaxel product in Europe. This agreement is a multiple-element revenue arrangement containing a development and regulatory approval component. When the obligations and criteria for earning the milestone were satisfied, the milestone was recognized in other revenue. The arrangement also includes a license component containing a profit-split arrangement and an up-front payment that we received and deferred that is being amortized to other revenue over the license term due to obligations under the license agreement. In addition, the agreement contained a short-term supply arrangement that we determined contained fair market terms. During the second quarter of 2004, we earned a $5,000 milestone payment under another product collaboration and development agreement that is a multiple-element revenue arrangement for which an up-front payment was deferred in a prior year and is being amortized to other revenues over the obligation period. During 2003, we earned approximately $6,000 in milestone payments under a license and development agreement. Other revenues included $318 in 2002 of amortization of revenue deferred in accordance with SAB No. 101. Upon termination of a license agreement, during 2002, the remaining $5,981 of deferred revenue was recognized in income.

Royalty and license fee income are recognized when obligations associated with earning the royalty or licensing fee have been satisfied and are included in “Net revenues” in the accompanying consolidated statements of operations. Royalties earned under license agreements were $2,318 in 2004, $1,837 in 2003 and $745 in 2002.

Shipping and handling fees billed to customers are recognized in net revenues. Shipping and handling costs are included in cost of sales.

Legal Costs – Legal charges are recorded for the costs anticipated to be incurred in connection with litigation and claims against us when we can reasonably estimate these costs.

Research and Development Costs – Research and developments costs related to future products are expensed currently.

Sale of Subsidiary Stock – Our accounting policy for sales of subsidiary stock is income statement recognition. Accordingly, gains and losses on sales are recorded in “Other income, net” in the consolidated statement of operations.

Income Taxes – The provision for current income taxes is based on the consolidated United States entities’ and individual foreign companies’ estimated tax rates for the applicable year. Deferred taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax basis of assets and liabilities under the applicable tax laws. Deferred income tax provisions and benefits are based on the changes in the deferred tax asset or tax liability from period to period (See Note 9, Income Taxes).

We have recorded valuation allowances against certain of our deferred tax assets, primarily those that have been generated from net operating losses in certain taxing jurisdictions. In evaluating whether we would more likely than not recover these deferred tax assets, we have not assumed any future taxable income in the jurisdictions associated with these carryforwards. Implementation of tax planning strategies to recover these deferred tax assets or future income generation in these jurisdictions could lead to the reversal of these valuation allowances and a reduction of income tax expense.

We believe that our estimates for the valuation allowances reserved against the deferred tax assets are appropriate based on current facts and circumstances. However, other people applying reasonable judgment to the same facts and circumstances could develop a different estimate of these factors.

We prepare and file tax returns based on our interpretation of tax laws and regulations and record estimates based on these judgments and interpretations. In the normal course of business, our tax returns are subject to examination by various taxing authorities. Such examinations may result in future tax and interest assessments by these taxing authorities. Inherent uncertainties exist in estimates of tax contingencies due to changes in tax law resulting from legislation, regulation and/or as concluded through the various jurisdictions’ tax court systems. We record a liability for tax contingencies when we believe it is probable that we will be assessed and the amount of the contingency can be reasonably estimated. The tax contingency reserve is adjusted for changes in facts and circumstances, and additional uncertainties. For example, adjustments could result from significant amendments to existing tax law and the issuance of regulations or interpretations by the taxing authorities, new information obtained during a tax examination, or resolution of an examination. We believe that our estimates for tax contingency reserves are appropriate and sufficient to pay assessments that may result from examinations of our tax returns; however, other people applying reasonable judgment to the same facts and circumstances could develop a different estimate and the amount ultimately paid upon resolution of issues raised may differ from the amounts accrued.

Earnings Per Common Share – A reconciliation of the numerator and denominator of the basic and diluted earnings per share computation for income from continuing operations is as follows:

	Year Ended December 31,
	2004	2003	2002
Numerator:
Income from continuing operations	$198,027	$99,047	$118,595
Interest expense on 1.5% contingently convertible debt, net of tax	3,952	—	—

Adjusted income from continuing operations	$201,979	$99,047	$118,595

Denominator:
Basic weighted average number of shares outstanding	249,250	244,532	243,796
Effect of dilutive securities – stock options and warrants	5,680	4,093	2,926
Conversion equivalent of 1.5% contingently convertible debt	13,862	—	—

Diluted weighted average number of shares outstanding	268,792	248,625	246,722

Not included in the calculation of diluted earnings per share because their impact is antidilutive:
Stock options outstanding	6,063	11,271	17,086
Convertible debt	16,910	27,369	29,554

See Note 16, Subsequent Events, for discussion of our exchange of 1.5% contingently convertible notes for new notes. Had this exchange occurred prior to December 15, 2004, we expect that the majority of conversion equivalent shares would not have been required to be included in our calculation of dilutive earnings per share.

Accumulated Other Comprehensive Income (Loss) – Other comprehensive income refers to revenues, expenses, gains and losses that under accounting principles generally accepted in the United States are excluded from net income as these amounts are recorded directly as an adjustment to shareholders’ equity. Accumulated other comprehensive income (loss) is comprised of the cumulative effects of foreign currency translation and unrealized gains and losses on available-for-sale equity securities and derivatives.

Stock-Based Compensation Plans – As permissible under Statement of Financial Accounting Standard (SFAS) No. 123, Accounting for Stock-Based Compensation, we account for all stock-based compensation arrangements using the intrinsic value method prescribed by Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, as interpreted by FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, and disclose pro forma net earnings and earnings per share amounts as if the fair value method had been adopted. Accordingly, no compensation cost is recognized for stock option awards granted to employees at or above fair market value.

Our pro forma net income, pro forma net income per common share and pro forma weighted average fair value of options granted, with related assumptions, assuming we had adopted the fair value method of accounting for all stock-based compensation arrangements consistent with the provisions of SFAS No. 123, using the Black-Scholes option pricing model, are indicated below (see Note 11, Shareholder’s Equity, for comments regarding the acceleration of vesting of stock options in 2004):

	Year Ended December 31,
	2004	2003	2002
Net income as reported	$198,027	$121,251	$122,756
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	54,549	16,851	16,477

Pro forma net income	143,478	$104,400	$106,279
Basic net income per share as reported	$0.79	$0.50	$0.51
Pro forma basic net income per share	$0.58	$0.43	$0.44
Diluted net income per share as reported	$0.75	$0.49	$0.50
Pro forma diluted net income per share	$0.54	$0.42	$0.43
Pro forma weighted average fair value of options granted	$7.20	$4.15	$6.40
Expected life (years)	4.6	4.8	5.3
Risk-free interest rate	3.1-4.6%	2.7-4.0%	3.4-4.8%
Expected volatility	25%	26%	27%
Dividend yield	0%	0%	0%

Valuations are based on highly subjective assumptions about the future, including stock price volatility and exercise patterns. During the fourth quarter of 2004, it was determined that our stock option program did not include the impact of forfeitures in the report of the fair value of compensation expense. Accordingly, the amount reported for 2003 was reduced by $3,851 and for 2002 was reduced by $2,557 to reflect the impact of forfeitures.

Recently Issued Accounting Standards – On September 30, 2004, the EITF reached a consensus on Issue No. 04-8, The Effect of Contingently Convertible Debt on Diluted Earnings per Share, concluding that contingently convertible debt instruments should be included in diluted earnings per share computations (if dilutive) regardless of whether the market price trigger (or other contingent feature) has been met. This consensus is effective for reporting periods ending after December 15, 2004, and requires prior period earnings per share amounts presented for comparative purposes to be restated utilizing a transition method. The transition method agreed upon by the EITF is a modified restatement approach that results in a company applying the consensus to the terms of the security at the adoption date. As such, if the terms of the security are changed prior to the adoption date, it is the changed terms to which the consensus is applied. We adopted the consensus in the fourth quarter of 2004. The impact of adoption has reduced our reported diluted earnings per share for each of the three month periods ended March 31, 2004, June 30, 2004, and December 31, 2004, by $0.01 per share and for the year ended December 31, 2004 by $0.03 per share. There was no impact on the prior years’ reported diluted earnings per share.

On November 24, 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material be recognized as current period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. It is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The impact of adoption of this statement is not expected to be significant.

On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment, which addresses the accounting for transactions in which an entity exchanges it equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. It requires compensation costs related to share-based payment transactions to be recognized in the financial statements. It applies to all awards granted after the effective date and is not applied to awards granted in periods before the effective date, except to the extent that the prior periods’ awards are modified, repurchased or cancelled after the effective date. This Statement can be adopted under two methods, the modified prospective or the modified retrospective applications. Under the modified prospective application, compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of the effective date should be recognized as the requisite service is rendered on or after the effective date. The compensation cost for that portion of awards should be based on the grant-date fair value of those awards as calculated for either recognition or pro forma disclosure under SFAS No. 123. Changes to the grant-date fair value of awards granted before the effective date of this Statement are precluded. The compensation cost for those earlier awards should be attributed to periods beginning on or after the effective date of this Statement using the attribution method that was used under SFAS No. 123, except that the method of recognizing forfeitures only as they occur should be continued. Any unearned or deferred compensation related to those earlier awards should be eliminated against the appropriate equity accounts. The modified retrospective application may be applied to all prior years that SFAS No. 123 was effective or only to prior interim periods in the year of initial adoption if the effective date of SFAS No. 123 (as revised) does not coincide with the beginning of the fiscal year. It is effective as of the first interim or annual reporting period that begins after June 15, 2005. The cumulative effect of the initial application of this Statement, if any, is to be recognized as of the effective date. Upon adoption, we will be required to reclassify excess tax benefits, as defined in the Statement, from stock option exercises from Cash flows from operating activities to Cash flows from financing activities in the Consolidated Statement of Cash Flows. We expect that under the modified prospective method of adoption, during the second half of 2005 we will be required to record additional compensation expense of approximately $2,586, net of tax, for unvested awards that were outstanding as of December 31, 2004. We also expect that compensation expense will be required to be recorded for future awards of share-based payments, including employee stock purchases under our Employee Stock Purchase Plan, if not amended prior to adoption.

Effective January 1, 2002, we adopted SFAS No. 142, Goodwill and Other Intangible Assets. Intangible assets that have indefinite lives and goodwill are no longer amortized. This increased net income by approximately $1,750 per quarter, or $7,000 per year. The life of one product intangible asset with a net book value of $6,519 as of January 1, 2002, was extended based on a review of the expected remaining estimated useful life. During 2002, intangible assets with indefinite lives were tested for impairment resulting in the write-down of one intangible asset by $177. The initial test for impairment of goodwill as of January 1, 2002, was completed during the second quarter of 2002 and no impairments were indicated. During 2004 and 2003, impairment testing of goodwill and intangible assets with indefinite lives was performed and no impairments were indicated.

During the second quarter of 2002, we elected to early adopt SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. The impact of adoption was the reclassification into income from continuing operations of an extraordinary gain of $3,413, net of taxes of $1,962, during the first quarter of 2002 and an extraordinary gain of $2,664, net of taxes of $1,531, during the second quarter of 2002.

(3) Mergers and Acquisitions:

On June 1, 2004, we indirectly acquired from Recordati Industria Chimica e Farmaceutica S.p.A. (Recordati) 469 shares of Kutnowskie Zaklady Farmaceutyczne “POLFA” SA (Polfa Kutno), by purchasing the outstanding securities of KZFPK Holdings, Inc., a Delaware corporation, for 2,169 shares of our common stock, valued at $41,627. The shares purchased represent 24.99% of the total share capital in Polfa Kutno, a pharmaceutical company listed on the Warsaw Stock Exchange. On December 15, 2004, we acquired 97.23% of the remaining outstanding shares of Polfa Kutno in exchange for 9,606 shares of our common stock, valued at $152,549. The total purchase price, including acquisition costs in connection with this transaction and the transaction with Recordati of $12,252 less cash acquired of $95, was $206,333. Polfa Kutno markets and manufactures a wide variety of prescription and over-the-counter pharmaceutical products, which we believe will complement our existing businesses and will provide new products and marketing opportunities. The preliminary allocation of the purchase price is subject to adjustment based on receipt of final information on the fair value of assets acquired and liabilities assumed, including final determination of the liability for restructuring. The excess of the purchase price over the net assets acquired has been recorded as goodwill pending receipt of final information on the fair value of assets acquired and liabilities assumed. We recorded $737 of equity in earnings of Polfa Kutno during the period June 1, 2004, through December 15, 2004. The operating results of Polfa Kutno are included in the consolidated financial statements subsequent to the December 15, 2004, the trade settlement date.

On June 2, 2004, we acquired Corporacion Medco S.A.C. (Medco), a Peruvian pharmaceutical company, by purchasing the outstanding securities of Medco’s parent, Inversiones Catamaran S.A. – Inveran, a corporation organized under the laws of Panama, for 833 shares of our common stock, valued at $15,898, and $100 in cash. The total purchase price, including acquisition costs of $188 less cash acquired of $198 and a working capital purchase price adjustment refund of $668, was $15,320. Medco develops, manufactures and sells branded over-the-counter and prescription products, as well as generic prescription pharmaceutical products, in Peru. We acquired Medco to further our growth in the Peruvian market and to provide new product opportunities. The preliminary allocation of the purchase price is subject to adjustment based on receipt of final information on the fair value of assets acquired and liabilities assumed. The operating results of Medco are included in the consolidated financial statements subsequent to the June 2, 2004, acquisition date.

On June 2, 2004, we indirectly acquired Botica Torres de Limatambo S.A.C. (BTL), a Peruvian retail pharmacy company, by purchasing the outstanding securities of one of BTL’s parents, ASSA Investments S.A., and exercising an option (Option) to acquire the outstanding securities of the other parent, ASSA Inc., for $3,501 in cash, net of cash acquired of $249, forgiveness of a note receivable previously held by us with a recorded value of $1,728 and related costs of $2,188, and other costs incurred of $31, of which $188 is held in escrow. The note receivable was secured by the Option. BTL operates a retail pharmacy chain in Peru. We acquired BTL to further our growth in the Peruvian market and to explore retail pharmacy market opportunities. The preliminary allocation of the purchase price is subject to adjustment based on receipt of final information on the fair value of assets acquired and liabilities assumed. The operating results of BTL are included in the consolidated financial statements subsequent to the June 2, 2004, acquisition date.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the dates of acquisition, the purchase price paid and resulting goodwill.

Current assets, excluding cash acquired	$44,946
Property, plant and equipment	35,147
Intangible assets	31,495
Other assets	1,550

Total assets acquired	113,138

Current liabilities	38,416
Long-term debt	13,742

Total liabilities assumed	52,158

Net assets acquired	$60,980

Purchase price:
Cash, net of cash acquired	$2,640
Acquisition costs	12,471
Forgiveness of note receivable and related cost	3,916
Fair market value of stock issued	210,074

Total	$229,101

Goodwill	$168,121

The results of operations prior to the acquisitions were not significant in relation to our results of operations.

On January 24, 2003, we acquired ChemSource Corporation in Puerto Rico from Chemo Iberica S.A. and Quimica Sintetica S.A. for 1,250 shares of our common stock, valued at $12,393, and $100 in cash. ChemSource Corporation was subsequently renamed API Industries, Inc. (API). The total purchase price, including acquisition costs of $315, less cash acquired of $358, was $12,450. API develops, manufactures and sells active pharmaceutical ingredients for various pharmaceutical products, including many products that we sell or have under development. We acquired API to further our objective of complementing existing businesses and to provide new products and marketing opportunities. The operating results of API are included in the consolidated financial statements subsequent to the January 24, 2003, acquisition date.

On September 23, 2003, we acquired Advanced Tobacco Products, Inc. (ATP), for 296 shares of our common stock, valued at $4,097. The total purchase price, including acquisition costs of $254, less cash acquired of $332, was $4,183. ATP is an inhalation technology company that developed a patent for nicotine impermeable copolymer technology marketed for smoking cessation, that it sold to Pharmacia in 1987. ATP receives payments from Pharmacia on the sales of those products. We acquired ATP because of the complementary nature of ATP’s technology to our product line and because of the anticipated payments from sales of Pharmacia’s products incorporating the patented nicotine technology sold by ATP to Pharmacia. The operating results of ATP are included in the consolidated financial statements subsequent to the September 23, 2003, acquisition date.

On October 1, 2003, we acquired a branded respiratory business including license rights to certain branded respiratory products and the related marketing and sales forces in nine European countries. This acquisition was treated for accounting purposes as the acquisition of a business, rather than the acquisition of assets, since it meets the definition of a business under EITF Issue No. 98-3, Determining Whether a Nonmonetary Transaction Involves the Receipt of Productive Assets or of a Business. The total consideration due from us under the agreement, including minimum annual royalty payments, is $77,000, of which we paid $26,000 on closing and $24,000 on the first anniversary. In addition, $24,000 is due on the second anniversary of the closing date and $3,000 is due on the third anniversary. We are also required to make additional royalty payments on achieving certain annual sales levels up to a maximum of $1,265 per year, or $6,575 in total. The total purchase price, including acquisition costs of $949, plus the present value of future minimum royalty payments, which is treated as part of the purchase price, is $75,605. The present value of the payments due are recorded as long-term debt. As part of the acquisition, we assumed certain defined benefit obligations, which were recorded as long-term liabilities in the amount of the estimated projected benefit obligation. The operating results of the acquired business are included in the consolidated financial statements subsequent to the consummation of the acquisition on October 1, 2003.

(4) Income from Discontinued Operations:

During June 2003, we recorded income from discontinued operations in the amount of $22,204, net of tax of $12,763, or $0.09 per diluted share, resulting from a number of agreements, for certain patent and product rights and the settlement of litigation related to a contingent sale price dispute from our 1997 sale of McGaw, Inc. to B. Braun Melsungen AG. Under these agreements, we received $13,896 of cash, net of related expenses incurred in 2003 and recorded a current tax payable of $5,072. In addition, the agreements provide for additional payments totaling $25,500 due in five approximately equal annual installments, which were recorded as a receivable discounted at 4%. We also accrued $1,622 of additional fees related to the settlement and a deferred tax liability of $7,691. The first installment payment of $5,500 was received in June 2004.

(5) Sale of Product Rights:

During 1997, we entered into an agreement to sell to Ortho-McNeil Pharmaceutical, Inc. (OMP), a subsidiary of Johnson & Johnson, which acquired ALZA Corporation (ALZA) in 2002, certain rights in Elmiron®. The agreement required an up-front payment, as well as milestones and royalties on sales of Elmiron®. A portion of the up-front and milestone payments that we have received and included in other income in prior years, $28,313 as of January 1, 2005, is refundable through December 31, 2005, and then ratably decreases through 2009, if our patent rights are found to be invalid and a brand equivalent of Elmiron® is introduced by another company.

We believe that the probability of occurrence of our patent rights being found invalid and a brand equivalent of Elmiron® being introduced by another company is remote. Elmiron® possesses strong patent protection and exclusive use legal protections and Elmiron®’s current and expected future market size makes it uneconomical for another company to incur the substantial cost to develop a generic equivalent, perform the long FDA clinical trials and litigate with OMP and us to obtain generic status. If the patent were to be challenged, then we, as the owner of the patent rights, would be entitled to a 30-month statutory delay, during which we would maintain the exclusive right to sell Elmiron®. The active ingredient for Elmiron® is manufactured by only one source in the world and is subject to a “know-how” license held by us and because of the unique aspects of Elmiron®, we believe that there is no reliable means for a competitor to demonstrate the bio-equivalence that would be required for approval of a potential generic. The potential refund represents a warranty provision, which is not inconsistent with representations and warranties (typically without quantification of damages) that are present in most sales and licensing agreements. When conducting our analysis of the amount to record of the warranty obligation, we first assessed the chance of an adverse outcome under the warranty arrangement. Since we determined the chance of an adverse outcome to be remote, no provision for the warranty was recorded.

During the fourth quarter of 2002, we received $20,000 in connection with certain amendments to the contract. Upon acquisition of ALZA by OMP, representatives of OMP made it clear to us that they believed that the existing royalty structure, which provided for escalating royalties at certain sales levels, created a disincentive towards the continued growth of and their investment in the product. In order to address these issues, in exchange for minimum guaranteed royalties through 2006, we agreed to forego our rights to receive increased royalty payments upon sales of Elmiron® by OMP beyond certain sales levels and reduced the royalty rates we would receive at other sales levels. We also provided for the orderly transition of the manufacture of Elmiron® to OMP. As the $20,000 payment was nonrefundable and since we had no other obligations under the agreement other than those related to the manufacture of Elmiron® on fair market terms, we determined that the $20,000 up-front payment was the culmination of a separate earnings process and recorded the payment as additional proceeds from the 1997 sale of Elmiron® to OMP. We will continue to receive payments from OMP over the next several years based upon sales of Elmiron® by OMP.

Royalty and milestone payments from the 1997 sale of rights in Elmiron® and certain other urology products in the United States and Canada to OMP totaled $15,926 in 2004, $12,835 in 2003 and $35,150 in 2002, and are included in other income as additional gain on the sale of product rights. Royalties and milestone payments receivable from OMP included in “Other current assets” in the accompanying consolidated balance sheets totaled $7,210 at December 31, 2004, $8,307 at December 31, 2003 and $12,276 at December 31, 2002.

(6) Investments In and Advances to Unconsolidated Affiliates:

We have ownership interests of 50% or less in various unconsolidated affiliates. Non-marketable investments in these affiliates totaled $7,414 at December 31, 2004, and $9,625 at December 31, 2003, and are included in “Other assets” in the accompanying consolidated balance sheets. Undistributed earnings of these affiliates, as well as our equity in their earnings, were not significant in any of the periods presented in the accompanying consolidated financial statements.

(7) Debt:

Long-term debt consists of the following:

	December 31,
	2004	2003
1.5% Convertible Senior Notes due 2024. Interest payable semi-annually. 1.8% effective interest rate.	$400,000	$—
1.875% Convertible Senior Notes due 2024. Interest payable semi-annually. 2.3% effective interest rate.	328,022	—
4.5% Convertible Senior Subordinated Notes due 2008. Interest payable semi-annually. 4.8% effective interest rate.	283,900	533,900
5.5% Convertible Senior Subordinated Notes due 2007. Interest payable semi-annually. 5.9% effective interest rate.	—	249,000
QVAR® related payables	25,681	55,368
European respiratory business related payables	26,314	49,003
Mortgage note, due August 21, 2008, 4.3% interest rate through August 21, 2005, thereafter prime plus 0.25%	14,427	14,857
Other subsidiaries’ debt, due from 2005 to 2010, at interest rates ranging from 3% to 12%	39,644	11,814

Total long-term debt	1,117,988	913,942
Less: Current portion of long-term debt	60,145	58,607

Long-term debt, net of current portion	$1,057,843	$855,335

On December 22, 2004, we issued $333,000 of our 1.875% Convertible Senior Notes due 2024 (1.875% Notes) at 98.5% of the principal amount to certain qualified institutional buyers. After expenses, we received net proceeds of approximately $324,675. Under certain circumstances, the 1.875% Notes are convertible into cash and, if applicable, shares of our common stock based on an initial conversion rate, subject to adjustment, of 48.1301 shares of our common stock per $1,000 of principal amount of the 1.875% Notes. This ratio results in an initial conversion price of approximately $20.78 per share. As of December 31, 2004, 16,027 shares of our common stock are reserved for issuance in connection with the conversion of the 1.875% Notes. We may redeem the 1.875% Notes on or after December 15, 2010. Beginning with the six-month period commencing on December 15, 2010, in addition to the stated interest of 1.875%, we will pay contingent interest of 0.29% of the market value of the 1.875% Notes if, during specified testing periods, the average trading price of the 1.875% Notes is 120% or more of the principal value. In addition, holders of the 1.875% Notes may require us to repurchase the notes at 100% of the principal amount on each of December 15, 2010, 2014, and 2019, and upon certain events.

The 1.875% Notes can be converted prior to the stated maturity under the following circumstances:

•	during any fiscal quarter (beginning with the quarter ended March 31, 2005) if the closing sale price of our common stock for at least 20 consecutive trading days in the 30 consecutive trading day period ending on the last trading day of the immediately preceding fiscal quarter exceeds 120% of the conversion price on that 30th trading day;

•	during any five consecutive trading day period immediately following any five consecutive trading day period (Note Measurement Period) in which the average market price for the notes during that Note Measurement Period was less than 95% of the average conversion value for the notes during such period;

•	upon the occurrence of specified corporate transactions; or

•	if we have called the notes for redemption.

The aggregate value (Conversion Value) of the cash and, if applicable, shares of our common stock per $1,000 principal amount of notes that will be received upon conversion by a holder of the notes will be equal to the product of:

•	the conversion rate then in effect; and

•	the average of the daily volume-weighted average price per share of our common stock for each of the 10 consecutive trading days beginning on the second trading day immediately following the day the notes are tendered for conversion (10-day Weighted Average Price).

We will deliver the Conversion Value of the notes surrendered for conversion to converting holders as follows:

•	a cash amount (Principal Return) equal to the lesser of (1) the aggregate Conversion Value of the notes to be converted or (2) the aggregate principal amount of the notes to be converted; and

•	if the aggregate Conversion Value of the notes to be converted is greater than the Principal Return, an amount in whole shares equal to the quotient of (1) the aggregate Conversion Value less the Principal Return and (2) the 10-day Weighted Average Price; and

•	a cash amount in lieu of any fractional shares of our common stock.

Shares underlying the 1.875% Notes were not included in our calculation of diluted earnings per share because our share price as of December 31, 2004, was below the conversion price. As a result, there would be no premium over the principal amount, which is paid in cash, so no shares would be issued on conversion. As discussed below, a portion of the net proceeds from this offering were used to repurchase a portion of our outstanding 4.5% Convertible Senior Subordinated Notes and the remaining net proceeds have been and will be used for general corporate purposes.

On March 3, 2004, we issued $400,000 of our 1.5% convertible senior notes due 2024 (Old 1.5% Notes) to certain qualified institutional buyers. After expenses, we received net proceeds of approximately $390,500. Under certain circumstances, the Old 1.5% Notes are convertible, unless previously redeemed, into 41.85925 shares of our common stock per $1,000 of principal amount of the Old 1.5% Notes. This ratio results in a conversion price of approximately $23.89 per share. As of December 31, 2004, 16,744 shares of our common stock are reserved for issuance in connection with the conversion of the Old 1.5% Notes. We may redeem the Old 1.5% Notes on or after March 1, 2011. Beginning with the six-month period commencing on March 1, 2011, in addition to the stated interest of 1.5%, we will pay contingent interest of 0.36% of the market value of the Old 1.5% Notes if, during specified testing periods, the average trading price of the Old 1.5% Notes is 120% or more of the principal value. In addition, holders of the Old 1.5% Notes may require us to repurchase the notes at 100% of the principal amount on each of March 1, 2011, 2014, and 2019, and upon certain events.

The Old 1.5% Notes can be converted into shares of our common stock prior to the stated maturity under the following circumstances:

•	during any fiscal quarter if the closing sale price of our common stock for at least 20 consecutive trading days in the 30 consecutive trading-day period ending on the last trading day of the immediately preceding fiscal quarter exceeds 120% of the conversion price on that 30th trading day;

•	during any five consecutive trading-day period immediately following any five consecutive trading-day period (Note Measurement Period) in which the average market price for the notes during that Note Measurement Period was less than 95% of the average conversion value for the notes during such period; provided, however, that, beginning on March 1, 2019, holders may not convert their notes if the closing sale price of our common stock on the trading day immediately preceding the day on which the notes are surrendered for conversion is greater than 100% of the conversion price but equal to or less than 120% of the conversion price;

•	upon the occurrence of specified corporate transactions; or

•	if we have called the notes for redemption.

Shares underlying the Old 1.5% Notes were included in our calculation of diluted earnings per share in the fourth quarter and for the year 2004 due to adoption of EITF No. 04-8 in the fourth quarter of 2004. EITF No. 04-8 requires us to apply the “if-converted” method to the Old 1.5% Notes and, if dilutive, include the common stock issuable on conversion in our calculation of diluted earnings per share regardless of whether the conditions to conversion have been met. See Note 16, Subsequent Events, for discussion of our exchange of the Old 1.5% Notes for new 1.5% convertible senior notes. As discussed below, a portion of the net proceeds from this offering were used to redeem our outstanding 5.5% Notes and the remaining net proceeds have been and will be used for general corporate purposes, including acquisitions of, and investments in, products, technologies and companies, capital expenditures and working capital. See Note 16, Subsequent Events, regarding our exchange of these notes after December 31, 2004.

The 4.5% Notes are convertible at any time prior to maturity, unless previously redeemed, into 31.21094 shares of our common stock per $1,000 of principal amount of the 4.5% Notes. This results in a conversion price of approximately $32.04 per share. As of December 31, 2004, 8,861 shares of our common stock are reserved for issuance in connection with the conversion of the outstanding 4.5% Notes. These shares were excluded from the calculation of diluted earnings per share because their impact was antidilutive. The 4.5% Notes are currently redeemable. Unamortized debt issuance costs related to the 4.5% Notes was $3,608 at December 31, 2004 and $8,816 at December 31, 2003, which is being amortized using the effective interest method to interest expense over the life of the 4.5% Notes. Using proceeds from our issuance of the 1.875% Notes, on December 22, 2004, we repurchased $250,000 of the 4.5% Notes at 98.5% of the aggregate principal amount plus accrued interest of $1,156. We paid $246,250 in cash to repurchase the notes and wrote off debt issuance costs in the amount of $3,209 in connection with the repurchase. This resulted in a gain on the repurchase of debt of $540. During 2003, we repurchased $27,300 of 4.5% Notes for $24,496, plus accrued interest of $346, and wrote off debt issuance costs of $530. This resulted in a gain on the extinguishment of debt of $2,274. During 2002, we repurchased $98,800 of 4.5% Notes for $79,252, plus accrued interest of $1,257, and wrote off debt issuance costs of $2,202, resulting in a gain on extinguishment of debt of $17,346.

On May 18, 2004, we redeemed the 5.5% Notes in accordance with their terms at 102.357% of the aggregate principal amount outstanding of $249,000 plus accrued interest. We paid $254,869 in cash to redeem the notes and wrote off the redemption premium and debt issuance costs in the amount of $8,472 in connection with the redemption. Unamortized debt issuance costs related to the 5.5% Notes was

$2,925 at December 31, 2003, which was being amortized using the effective interest method to interest expense over the life of the 5.5% Notes. During 2003, we repurchased $1,000 of 5.5% Notes for $935, plus accrued interest of $12, and wrote off debt issuance costs of $16. This resulted in a gain on the extinguishment of debt of $49.

Payments for the April 2, 2002, acquisition of QVAR® are due through the third anniversary of the effective date. The payments carried no stated interest rate and were discounted at a 3.7% rate resulting in amounts that were recorded as long-term debt in the accompanying consolidated balance sheets of $25,681 at December 31, 2004 and $55,368 at December 31, 2003. The current portion of this debt, net of the discount, was $25,681 at December 31, 2004. In addition, payments for the April 2, 2002, purchase of technical files, trademark and related rights to the MDPI are due through June 30, 2005. The payments carried no stated interest rate and were discounted at a 3.5% rate resulting in long-term debt of $6,523 at December 31, 2004 and $5,868 at December 31, 2003. The current portion of this debt was $2,250 at December 31, 2004.

The present value of future minimum royalty payments due for the October 1, 2003, acquisition of a branded respiratory business including license rights and the related marketing and sales forces in nine European countries are due through the third anniversary of the effective date. The payments carried no stated interest rate and were discounted at a 3.0% rate resulting in $26,314 at December 31, 2004 and $49,003 at December 31, 2003, that was recorded as additional long-term debt in the accompanying consolidated balance sheets. The current portion of this debt, net of the discount, was $23,467 at December 31, 2004.

On August 22, 2003, we executed a mortgage note and borrowed $15,000 from a financial institution. The note matures on August 21, 2008, and bears interest at an annual rate of 4.3% through August 21, 2005. Thereafter, through the maturity date, the interest rate is adjusted annually based on a variable rate of prime plus 0.25%. The note requires monthly principal payments of $36 plus interest, with a balloon payment of $12,888 due August 21, 2008. The mortgage covers the land and building at our corporate headquarters in Miami, which had a net book value of $7,464 at December 31, 2004.

During January 2002, we repaid $48,000 of United States denominated loans held by an Argentine subsidiary resulting in a pretax foreign exchange loss of $2,824, which was recorded in other income, net.

Certain of our international subsidiaries maintain relationships with foreign banks providing short-term lines of credit in the aggregate amount of approximately $39,400 at December 31, 2004, and $23,400 at December 31, 2003. Short-term borrowings totaled $18,825 at December 31, 2004, and $17,804 at December 31, 2003, and are included as “Loans payable” in the accompanying consolidated balance sheets. As of December 31, 2004, one of the foreign credit lines in the amount of $11,075 is secured by accounts receivables of $4,102.

Unless otherwise stated, our long-term debt is unsecured.

As of December 31, 2004, we had approximately $37,618 of non-cancelable raw material purchase obligations. A substantial portion of this material is for use in production of our gabapentin products. In the event the court determines that we infringed a valid patent of Warner-Lambert in our sales of gabapentin, we would be prevented from further sales of gabapentin (See Note 13, Commitments and Contingencies).

The estimated fair values of long-term debt and notes payable are as follows:

	December 31,
	2004	2003
1.5% Convertible Senior Notes due 2024	$380,076	$—
1.875% Convertible Senior Notes due 2024	328,022	—
4.5% Convertible Senior Subordinated Notes due 2008	287,273	538,924
5.5% Convertible Senior Subordinated Notes due 2007	—	255,701
QVAR® related payables	25,681	55,368
European respiratory business related payables	26,314	49,003
Mortgage note	14,427	14,857
Other subsidiaries’ debt	39,644	11,814

Total	$1,101,437	$925,667

Fair value of the 1.5%, 1.875%, 4.5% and 5.5% Notes is based on available quoted closing market prices. We believe that the carrying amounts of other debt approximate the fair value due to it being recently incurred or the short-term nature of the debt.

The stated future maturities of all long-term debt for the next five years and thereafter are approximately $60,145 for 2005, $15,422 for 2006, $6,351 for 2007, $299,575 for 2008, $3,121 for 2009 and $733,374 thereafter.

(8) Restructuring Costs:

During 2004, we incurred $1,374 of restructuring costs, primarily employee termination benefits, related to restructuring in the United Kingdom and Peru.

During 2003, we incurred $3,706 of restructuring costs, primarily employee termination benefits, related to restructuring in Europe and Chile.

During 2002, we incurred $4,242 of restructuring costs, which were substantially paid out during the second quarter, at two subsidiaries, consisting primarily of employee termination benefits.

The components of the restructuring costs, spending and other activity, as well as the remaining restructuring reserve balances at December 31, 2004, 2003 and 2002 are shown in the table below. These restructuring costs are shown as “Restructuring costs” in the accompanying consolidated statements of operations. The restructuring reserve balances are included in “Accrued expenses and other current liabilities” in the accompanying consolidated balance sheets.

	Employee Termination Benefits	Plant Closures	Total
Balance at January 1, 2002	$467	$390	$857
Accrual of restructuring costs	4,398	(156)	4,242
Cash payments during 2002	(4,291)	(241)	(4,532)
Non-cash activity	84	7	91

Balance at December 31, 2002	658	—	658
Accrual of restructuring costs	3,485	221	3,706
Cash payments during 2003	(2,522)	—	(2,522)
Non-cash activity	106	21	127

Balance at December 31, 2003	1,727	242	1,969
Accrual of restructuring costs	1,374	—	1,374
Cash payments during 2004	(1,517)	(150)	(1,667)
Non-cash activity	(1,223)	(92)	(1,315)

Balance at December 31, 2004	$361	$—	$361

(9) Income Taxes:

The provision for income taxes on continuing operations before minority interest consists of the following:

	Year Ended December 31,
	2004	2003	2002
Current:
United States Federal	$25,845	$7,148	$34,635
State	521	2,764	2,267
Puerto Rico and the U.S. Virgin Islands	423	(1,010)	854
Foreign	13,761	19,558	22,096
Deferred
United States	987	19,894	(7,491)
Foreign	(17,780)	(2,795)	(619)

Total	$23,757	$45,559	$51,742

The components of income from continuing operations before income taxes and minority interest are as follows:

	Year Ended December 31,
	2004	2003	2002
United States	$83,408	$87,938	$83,539
Puerto Rico and the U.S. Virgin Islands	15,313	19,417	11,693
Foreign	123,103	37,063	74,267

Total	221,824	$144,418	$169,499

A reconciliation of the difference between the expected provision for income taxes using the statutory United States Federal tax rate and our actual provision is as follows:

	Year Ended December 31,
	2004	2003	2002
Tax using statutory United States Federal tax rate at 35%	$77,638	$50,547	$59,324
Effect of state income taxes	958	1,797	1,474
Lab Chile merger benefit	(33,548)	—	—
Change in valuation allowance on deferred tax assets (principally related to Chilean merger benefit)	9,349	(2,611)	(3,565)
Foreign tax rate differential	(31,939)	(3,555)	(10,131)
Effect of Puerto Rico taxes and tollgate	423	(1,010)	854
Puerto Rico and U.S. possessions tax incentives	(5,272)	(6,057)	(3,881)
Foreign operating losses not benefited	13,400	9,692	5,615
Tax claims, tax reserves, and other matters	(8,577)	(2,700)	—
Other	1,325	(544)	2,052

Total	$23,757	$45,559	$51,742

The tax provision for the year ended December 31, 2004, was less than the United States statutory rate primarily due to lower tax rates applicable to certain of our foreign operations and to the tax benefits resulting from the October 1, 2004, merger of two of our Chilean subsidiaries. The tax benefit from the merger resulted from a step-up in the tax basis of the assets existing at the time of the merger, as permitted under local tax regulations. The tax benefit associated with the merger is estimated to be $27,027, net of a valuation allowance of $6,521. The $2,911 net decrease in our estimate of the tax benefit from the prior quarter was due to a $199 decrease in the gross deferred tax asset and a $2,712 increase in the valuation allowance for the recovery period beyond five years, primarily from revision of the estimated amounts at which various issues connected with the merger are expected to be settled. The revised net benefit reflects our best estimate of the amount expected to be realized upon settlement of all merger-related issues. It is reasonably possible that an additional loss, in the range of $0 to $3,000 could occur upon audit of the merger and related returns. In accordance with SFAS No. 5, Accounting for Contingencies, this possible loss has not been accrued as it is not probable. The merger benefit was partially offset by $3,252 of additional United States and foreign taxes arising from the payment of an intercompany dividend. We recorded a valuation allowance against the Chilean merger deferred tax asset for the amount of the tax benefit that would be realizable beyond five years because we cannot reliably forecast beyond five years due to the political and economic uncertainties in Latin America. Also included in operating results is a net tax benefit of $5,749 resulting from the reversal of tax reserves in the amount of $8,577, relating to prior years’ tax issues at three of our foreign subsidiaries, that on review were determined to no longer be necessary, partially offset by $2,828 of additional valuation allowance recorded against the deferred tax asset at another European subsidiary due to insufficient positive evidence that the deferred tax asset will be realized. In 2003 and 2002, the effective tax rate was less than the statutory rate primarily due to low tax rates applicable to our Puerto Rico and Waterford, Ireland manufacturing operations and our Swiss and Chilean operations.

Our income tax payable is less than the current tax provision by the amount of tax benefit we receive from compensation expense deductions associated with non-qualified stock option exercises. These payments will be reduced by $5,027 for our domestic operations and $747 for our foreign operations for the year ended December 31, 2004, were reduced by $1,930 for our domestic operations and $2,303 for our foreign operations for the year ended December 31, 2003, and were reduced by $1,411 for our domestic operations and $421 for our foreign operations the for the year ended December 31, 2002, representing the incremental impact of compensation expense deductions associated with non-qualified stock option exercises during those years. These amounts were credited to “Capital in excess of par value” in the accompanying consolidated balance sheets.

As of December 31, 2004, the deferred tax benefit of $10,826 related to 2004 losses of foreign subsidiaries has been fully reserved through establishment of valuation allowances. On a cumulative basis, $48,829 of tax benefit from net operating loss (NOL) carryovers has been fully reserved through establishment of valuation allowances. The valuation allowance previously recorded against the foreign net deferred tax assets of $2,611 was reversed in 2003 due to management’s expectation of increased taxable income in the coming year. The domestic net deferred tax asset was $80,445 at December 31, 2004 and $79,187 at December 31, 2003, and the aggregate net deferred tax asset in foreign countries was $23,903 at December 31, 2004 and $14,930 at December 31, 2003 and are included in “Other current assets” and “Other assets”, respectively in the accompanying consolidated balance sheets. The domestic deferred tax asset had no valuation allowance at December 31, 2004 or 2003. The aggregate net foreign deferred tax asset does not reflect the benefit of fully reserved tax loss carryforwards. The 2004 amount, however, is net of a $6,521 valuation allowance established for the Chilean merger. Realization of the net deferred tax assets is dependent upon generating sufficient future domestic and foreign taxable income. Although realization is not assured, management believes it is more likely than not that the unreserved portion of the net deferred tax assets will be realized.

Deferred taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax basis of assets and liabilities under the applicable tax laws. Deferred income tax provisions and benefits are based on the changes in the deferred tax asset or tax liability from period to period. A detail of the significant components of deferred tax assets (liabilities) in the accompanying consolidated balance sheets is as follows:

	December 31,
	2004	2003
Accounts receivable allowances	$69,571	$66,542
Reserves and accruals	25,247	13,039
Other	9,528	7,161

Amount included in “Other current assets”	104,346	86,742

Merger benefit, net	12,295	—
Tax credits	3,110	1,600
Net operating losses – United States	3,730	4,790
Net operating losses – foreign	48,829	34,009
Recognition of revenue	—	219
Carrying value of long-term assets	(3,068)	1,340
Other	3,434	4,035

Amount included in “Other assets”	68,330	45,993

Other, amount included in “Accrued expenses and other current liabilities”	(4,930)	(5,012)

Fixed assets basis difference	(7,615)	(1,631)
Tax on deferred installment gain	(5,567)	—
Bond original issue discount	(6,441)	—
Other	(11,572)	(17,124)

Other, amount included in “Other long-term liabilities”	(31,195)	(18,755)

Deferred tax asset	136,551	108,968
Valuation allowance for foreign operating losses	(48,829)	(34,009)

Net deferred tax asset	$87,722	$74,959

United States income taxes have not been provided on undistributed earnings of Puerto Rican operations or foreign subsidiaries, as such earnings are being retained indefinitely by such subsidiaries for reinvestment. The cumulative amount of such undistributed earnings is approximately $423,395 as of December 31, 2004. Any United States tax amounts due would be reduced by allowable foreign tax credits.

Income from IVAX Pharmaceuticals’ (IPI) Puerto Rico manufacturing operations is subject to certain tax exemptions under the terms of a grant from the Puerto Rican government, which will expire on January 1, 2021. The grant reduced tax expense by approximately $4,720 in 2004, $6,217 in 2003 and $3,515 in 2002. Under the terms of the grant, IPI is required to maintain certain employment levels.

We have historically received a United States tax credit under Section 936 of the Internal Revenue Code for certain income generated by our Puerto Rico and Virgin Islands operations. This credit was approximately $5,272 for 2004, $6,057 for 2003 and $3,881 for 2002, and offset the United States tax liability of such operations. In 1996, Congress repealed the Section 936 tax credit and it will be phased out over four years beginning in 2002. Under the current tax law, no tax credit will be available after December 31, 2005.

At December 31, 2004, we had a limited United States NOL carryforward, which can be used only at an annual rate of $3,028, and foreign NOL carryforwards, which are comprised of:

Expire	United States	Foreign
2005	$—	$14,511
2006	3,028	10,571
2007	2,733	30,159
2008	4,896	19,588
2009	—	7,638
2010	—	13,190
2011	—	8,040
2012	—	5,933
2013	—	54
Indefinite	—	163,307

Total	$10,657	$272,991

Minority interest included in the accompanying consolidated statements of operations is net of a provision for income taxes of $7 in 2004, $29 in 2003 and $37 in 2002.

On October 22, 2004, the American Jobs Creation Act of 2004 was signed into law. Management has reviewed the provisions affecting the Company and has determined that it is not in the Company’s best interest to repatriate any foreign earnings at this time. Such earnings will continue to be reinvested in our growing foreign operations. The principal reason for deciding against repatriation at a low tax rate is the absence of excess cash in our foreign subsidiaries. Repatriation would require local borrowing to fund the dividend payment, and such borrowing would be at a rate significantly higher than our current average borrowing rate. Management has also reviewed the provisions related to the reduced tax rate on domestic production activities. Since most of our products are manufactured outside the United States, this new tax provision is not expected to have a significant impact on the Company’s tax position.

(10) Retirement Plans:

401(k) Plans — Our employees within the United States and the Virgin Islands are eligible to participate in a 401(k) retirement plan and Puerto Rico employees are eligible to participate in a 165(e) plan, which permit pre-tax employee payroll contributions (subject to certain limitations) and discretionary employer matching contributions. Total matching contributions were $3,377 in 2004, $2,010 in 2003 and $1,454 in 2002.

Pension Plans – Our employees within Ireland are eligible to participate in a defined benefit pension plan. The plan requires employees to share in the costs. As of December 31, 2004, 562 employees were covered by this plan and 153 former members have retained entitlements to deferred benefits. As of December 31, 2003, 544 employees were covered by this plan and 145 former members have retained entitlements to deferred benefits.

Actuarial assumptions for the plan include: (a) 7.0% for the expected long-term rate of return on plan assets, (b) 4.9% for 2004, 5.25% for 2003 and 5.5% for 2002 for the discount rate calculating the projected benefit obligation and (c) 4.0% for the rate of average future increases in compensation levels.

Net periodic pension costs for the years ended December 31, 2004 and 2003, were as follows:

	December 31,
	2004	2003
Net Periodic Pension Cost:
Service cost	$1,831	$2,028
Interest cost	927	846
Expected return on plan assets	(971)	(675)
Amortization of actuarial gain	(85)	—
Amortization of transition obligation	256	233

Net periodic pension cost	$1,958	$2,432

A reconciliation of the projected benefit obligation for the pension plan to the recorded accrued pension liability is as follows:

	December 31,
	2004	2003
Projected benefit obligation for service rendered to date	$(26,944)	$(21,296)
Plan assets at fair value, primarily mutual funds	17,960	13,176

Projected benefit obligation in excess of plan assets	(8,984)	(8,120)
Unrecognized net gain	(298)	(404)
Unrecognized net obligation	7,261	7,007

Accrued pension liability	$(2,021)	$(1,517)

A reconciliation of the pension benefit obligation is as follows:

	December 31,
	2004	2003
Pension Benefit Obligations:
Start of year	$21,296	$14,315
Service cost	1,831	2,028
Employee contribution	816	659
Interest cost	927	846
Benefits paid	(445)	(242)
Unrecognized actuarial gain	567	404
Translation adjustment	1,952	3,286

At end of year	$26,944	$21,296

A reconciliation of the fair value of the pension assets is as follows:

	December 31,
	2004	2003
Fair Value of Pension Assets:
Start of year	$13,176	$8,262
Employer contribution	1,601	1,069
Employee contribution	816	659
Actual return	1,499	1,442
Benefits paid	(445)	(242)
Translation adjustment	1,313	1,986

At end of year	$17,960	$13,176

The accumulated benefit obligation was $20,910, of which $20,759 was vested, at December 31, 2004, and $15,310, of which $10,514 was vested, at December 31, 2003.

The weighted-average asset allocations, by asset category, are as follows:

	December 31,
	2004	2003
Asset Category:
Equity securities	73.4%	74.9%
Debt securities	18.2	15.5
Real estate	4.2	3.3
Cash	4.2	6.3

Total	100.0%	100.0%

The basis used to determine the overall expected rate of return on assets was an assumption that the investment return on debt securities would be 4.9% in line with the discount rate used, a 3.0% equity risk premium was assumed giving an expected equity return of 7.9%. It was assumed that real estate would return 1.0% less than equities. Combining these assumptions with the target asset allocation of the plan gives an expected return rate of approximately 7.0%. The investment policy is to invest in line with the typical ‘discretionary’ balanced fund in the Irish marketplace. This implies asset class weightings along the following lines: equities (60% - 80%), fixed interest (15% - 35%), property (0% - 15%) and cash (0% - 10%).

We expect to contribute $1,843 to the pension plan in 2005. The benefit payments, which reflect expected future service, expected to be paid are approximately $33 in 2005, $38 in 2006, $47 in 2007, $57 in 2008, $69 in 2009, and $1,168 for the five years thereafter.

We sponsored a defined benefit pension plan for employees within the United Kingdom, which was closed in 1998 and contributions to the plan were ceased. As a result of closing the plan, the accumulated benefit obligation, all of which was vested, equals the projected benefit obligation. In addition, we have initiated the process of terminating the pension plan and agreed with the trustees that any excess assets over the Minimum Funding Requirement will not revert to us, which is treated as a plan amendment. A valuation of the funded status of the plan in relation to the Minimum Funding Requirement under United Kingdom regulations for termination purposes is in process.

Net pension expenses for the United Kingdom plan were $482 for 2003.

A reconciliation of the projected benefit obligation for the United Kingdom pension plan to the recorded accrued pension liability is as follows:

	December 31,
	2004	2003
Projected benefit obligation for service rendered to date	$(15,642)	$(15,985)
Plan assets at fair value, primarily mutual funds	15,642	15,985

Projected benefit obligation in excess of plan assets	—	—
Unrecognized net obligation	4,231	3,939
Prior service cost	(5,031)	(4,684)

Accrued pension liability	$(800)	$(745)

In addition, we have defined benefit employee pension plans at two other European subsidiaries covering approximately 21 employees.

(11) Shareholders’ Equity:

Equity Compensation Plan Information — The following table summarizes information about equity compensation plans (number of shares in thousands):

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plan approved by security holders:
2004 Plan	91	$18.29	12,409
1994 Plan	12,047	13.48	—
Equity compensation plans not approved by security holders:
1997 Plan	16,384	15.64	1,915
1985 Plan	—		—

Total	28,522	$14.74	14,324

We administer and have stock options outstanding under our 2004 Incentive Compensation Plan (2004 Plan), our 1997 Employee Stock Option Plan (1997 Plan), our 1994 Stock Option Plan (1994 Plan) and our 1985 Stock Option Plan (1985 Plan). The options outstanding under the plans assumed in business acquisitions were converted into options to acquire our common stock using the applicable exchange ratios. No additional stock options may be issued under the 1985 Plan. On July 15, 2004, IVAX’ shareholders approved the establishment of the 2004 Plan to permit the issuance of options to employees, non-employee directors and consultants to purchase up to 31,250 shares of our common stock and 36,621 related common stock purchase rights. Shares available for grants or payments of awards are limited to the lesser of 12,500 shares, plus an annual increase of 2% of the then outstanding shares of common stock of IVAX, calculated on the first day of each fiscal year commencing January 1, 2005, or 31,250 shares. On July 28, 2003, our Board of Directors approved an increase to 28,750 shares of our common stock that may be issued under the 1997 Plan. The 1994 Plan permits the issuance of options to employees, non-employee directors and consultants to purchase up to 16,406 shares of our common stock. The plans provide that the exercise price of the issued options shall be no less than the fair market value of the common stock on the date of grant and that the option terms shall not exceed ten years.

On December 20, 2004, our Compensation Committee accelerated the vesting of all of our unvested stock options awarded to officers and employees under the 1994 Plan, the 1997 Plan and the 2004 Plan which had an exercise price greater than $15.39, the closing price of our common stock on the American Stock Exchange on December 20, 2004. As a result of the acceleration, options to acquire approximately 8,167 shares of our common stock (representing approximately 29% of the total outstanding options), which otherwise would have vested from time to time over the next 46 months, became immediately exercisable. Approximately 65% of the accelerated options would have vested over the next 15 months. If we had already adopted the fair value method, the acceleration of the options would have increased compensation expense $38,835 in 2004 and would have decreased compensation expense $18,307 in 2005, $9,981 in 2006, $8,994 in 2007 and $1,982 in 2008.

Our Compensation Committee’s decision to accelerate the vesting of these options was in response to the issuance by the FASB of SFAS No. 123 (revised 2004), Share-Based Payment. By accelerating the vesting of these options, we believe it will potentially result in our not being required to recognize any compensation expense in the current year or in future periods associated with these options.

The following table presents additional information concerning the activity in the stock option plans (number of shares in thousands):

	2004		2003		2002
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Balance at beginning of year	24,721	$13.28	23,800	$13.92	20,945	$13.58
Granted	6,966	18.44	5,245	9.48	4,842	14.22
Exercised	(1,936)	9.63	(2,138)	8.03	(851)	6.18
Terminated/exchanged	(1,229)	14.53	(2,186)	16.24	(1,136)	16.52

Balance at end of year	28,522	14.74	24,721	13.28	23,800	13.92

Exercisable at December 31,	24,865	$15.53	12,666	$12.74	10,964	$10.46

The following table summarizes information about fixed stock options outstanding at December 31, 2004 (number of shares in thousands):

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at 12/31/04	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at 12/31/04	Weighted Average Exercise Price
$ 0.00 -$ 6.30	3,359	0.9	$4.03	3,359	$4.03
$ 6.31 -$ 9.46	4,178	5.9	8.75	1,134	8.61
$ 9.47 -$12.61	3,575	3.8	11.43	3,262	11.56
$12.62 -$15.76	4,842	4.7	15.15	4,542	15.21
$15.77 -$18.91	6,480	6.8	18.35	6,480	18.35
$18.92 -$22.06	2,803	3.3	20.68	2,803	20.68
$22.07 -$25.22	2,656	4.9	23.03	2,656	23.03
$25.23 -$28.37	382	2.5	27.47	382	27.47
$28.38 -$31.52	247	3.8	30.54	247	30.54

	28,522	4.6	$14.74	24,865	$15.53

Employee Stock Purchase Program – On June 17, 1999, the IVAX Corporation 1999 Employee Stock Purchase Plan (ESPP) was approved at the Annual Meeting of Shareholders. Our Board of Directors also approved the purchase of common stock in the open market, as needed, for the ESPP. The maximum number of shares available for sale under the ESPP is 6,563, subject to future increases as stated in the plan, is reserved for issuance. The ESPP became effective January 1, 2000, for employees based in the United States and Puerto Rico, and allows them to purchase our common stock at 85% of the fair market value on the enrollment date or exercise date, whichever is lower. The maximum amount of stock an employee may purchase in a year is $25 and subsequent resale is restricted as stated in the plan. The ESPP is accounted for as a non-compensatory plan.

Share Repurchase Program – On March 15, 2002, our Board of Directors expanded the authorization of our share repurchase program by an additional 12,500 shares of common stock or a like-valued amount of our convertible debentures, bringing the total authorized for repurchase to 84,375 shares. From December 31, 1997, through December 31, 2004, we repurchased 67,905 shares of common stock at a total cost, including commissions, of $562,410. Under Florida law, unless otherwise designated by our Board of Directors, repurchased shares constitute authorized but unissued shares.

In 2004, we did not repurchase shares of our common stock. We repurchased (including shares repurchased via the physical settlement method disclosed below) 875 shares of our common stock in 2003 at a total cost, including commissions, of $8,997 and 4,853 shares in 2002 for $59,391.

Put Options – Prior to adopting EITF Issue No. 00-19 in 2001, we reclassified the maximum repurchase obligation for outstanding put options under the physical settlement method from “Capital in excess of par value” into a separate temporary equity account “Put options.”

During 2002, in connection with our share repurchase program, five put options that we issued in 2001 were exercised for 1,500 shares by the holders at strike prices ranging from $15.20 to $25.82. We elected the physical settlement method upon the exercise of two put options for 625 shares and paid $12,725 in exchange for the underlying shares. We elected the net share settlement method for the exercises of the remaining three put options for 875 shares and issued 1,214 shares of our common stock in settlement of the obligation. Upon exercise of the put options, we had the right to elect to settle by one of three methods: physical settlement by payment in exchange for our shares, net cash settlement or net share settlement. These European style options were exercisable only on the respective expiration dates and would be exercised “in the money” once the strike price per option exceeded the market value of our common stock on the expiration date of the option.

Warrants – Frost Gamma Limited Partnership (FGLP), beneficially owned by our Chairman and CEO, has a warrant to purchase 1,172 shares of our common stock at an exercise price of $7.68 per share that was issued in connection with a $50,000 promissory note issued to FGLP on November 18, 1999, and repaid on June 30, 2000. Proceeds of the note were used to purchase our common stock under our share repurchase program and the exercise price of the warrant was equal to the price paid for the repurchased shares. The warrant is exercisable through November 17, 2006. As of December 31, 2004, our common stock reserved for on the warrants is 1,172 shares.

Shelf Registration – We filed a shelf registration statement on Form S-4, which was declared effective in March 2001, registering up to a total of 23,438 shares of common stock that can be issued in connection with the acquisition of businesses, assets or securities. In conjunction with the availability under our previous shelf registration statement on Form S-4, as of the date of this report, we have the ability to issue up to 46,151 shares of our common stock under our shelf registration statements in connection with the acquisition of businesses, assets or securities.

We filed a universal shelf registration statement on Form S-3, which was declared effective in March 2001, registering the sale of up to $400,000 of any combination of debt securities or common stock. Under this registration statement, as of the date of this report, we have the ability to issue any combination of debt securities or common stock in an aggregate amount of $382,500.

Stock Split – On July 15, 2004, our Board of Directors approved a five-for-four stock split in the form of a 25% dividend paid in common stock on August 24, 2004, to shareholders of record on August 10, 2004. To reflect the stock split, common stock was increased and capital in excess of par value was decreased by $5,006.

Diagnostics Warrants – As of December 31, 2004, IVAX Diagnostics has warrants outstanding that expire in February 2005 to purchase up to 400 shares of IVAX Diagnostics’ common stock at a price of $13.20 per share.

Diagnostics Stock Option and Performance Plans – Effective June 29, 1999, the Board of Directors of IVAX Diagnostics, a wholly-owned subsidiary of ours at the time, approved the IVAX Diagnostics 1999 Stock Option Plan. The plan permits the issuance of options to employees, non-employee directors and consultants of IVAX Diagnostics to purchase up to 2,000 shares of the 50,000 authorized shares of IVAX Diagnostics. In June and August 1999, non-qualified options of 1,145 shares of common stock were granted to employees of IVAX Diagnostics with an exercise price of $0.73 per share, a vesting schedule of 50% at the end of year two, 25% at the end of years three and four and an expiration date of June to August 2006. On September 30, 1999, prior to the merger of IVAX Diagnostics with b2bstores.com, the Board of Directors of b2bstores.com approved the 1999 Performance Equity Plan (Performance Plan). The Performance Plan authorizes the grant of up to 2,000 shares of common stock to key employees, officers, directors and consultants. Both incentive and non-qualified options may be issued under the Performance Plan. Prior to the creation of the Performance Plan, options to purchase an additional 1,000 shares of common stock were granted by the Board of Directors of b2bstores.com to certain of its former officers. As of December 31, 2004, options for 2,090 shares of common stock were outstanding under these plans and as of December 31, 2003, options for 1,918 shares of common stock were outstanding.

Diagnostics Share Repurchase Program – During 2002, IVAX Diagnostics’ Board of Directors authorized the repurchase of up to 2,000 shares of its publicly held common stock. During 2002, IVAX Diagnostics repurchased publicly held common stock. As of December 31, 2004, we held approximately 20,000 shares of the total 27,020 IVAX Diagnostics common shares outstanding, or 74% ownership.

Convertible Debt – See Note 7, Debt, for comments regarding convertible senior subordinated notes.

Dividends – We did not pay dividends during the years ended December 31, 2004, 2003 and 2002.

(12) Business Segment Information:

IVAX is a multinational company with subsidiaries that operate in the pharmaceutical business and are engaged in the research, development, manufacture, marketing and sale of pharmaceutical products. Pharmaceutical products include prescription drugs and over-the-counter products. We review financial information, allocate resources and manage our business by major operating subsidiary. However, our pharmaceutical subsidiaries utilize similar production processes, and sell similar types of products to similar types of customers under similar regulatory environments using similar methods of distribution. We also expect these subsidiaries to have similar long-term financial performance. Since these pharmaceutical subsidiaries meet the aggregation criteria under paragraph 17 of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, and EITF No. 04-10, Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds, the pharmaceutical operating subsidiaries are aggregated into one reportable segment, pharmaceutical, and all other subsidiaries are reported in Corporate and other.

To provide additional information, we have disaggregated our pharmaceutical segment results into the geographic regions in which the subsidiaries are located. The North America region contains our subsidiaries in the United States and Canada. The Europe region contains subsidiaries located in Europe. Latin America consists of subsidiaries in South America and Mexico. Corporate and other includes the diagnostic subsidiaries, animal health subsidiary and subsidiaries located in other geographic regions as well as corporate activities and elimination of intercompany transactions.

The information provided is based on internal reports and was developed and utilized by management for the sole purpose of tracking trends and changes in the results of the regions. The information, including the allocations of expense and overhead, was calculated based on a management approach and may not reflect the actual economic costs, contributions or results of operations of the regions as stand-alone businesses. If a different basis of presentation or allocation were utilized, the relative contributions of the regions might differ but the relative trends would, in management’s view, likely not be materially impacted.

The table below sets forth net revenues and profits in the regional presentation:

	North America	Europe	Latin America	Corporate and Other	Total IVAX
2004
External net sales	$850,839	$551,697	$312,900	$53,137	$1,768,573
Intersegment sales	4,667	86,805	—	(91,472)	—
Other revenues	4,164	65,540	2,914	(3,773)	68,845

Net revenues	859,670	704,042	315,814	(42,108)	1,837,418

Asset impairment and restructuring	—	1,119	392	(137)	1,374

Operating income (loss)	140,245	76,572	65,214	(30,164)	251,867

Interest income	3	1,238	1,259	3,045	5,545
Interest expense	(182)	(1,762)	(1,194)	(38,286)	(41,424)
Other income (expense), net	6,904	(3,432)	533	657	4,662
Equity earnings of affiliates	—	738	(10)	446	1,174
Tax provision (benefit)	52,028	9,746	(12,540)	(25,477)	23,757

Income (loss) from continuing operations before minority interest	94,942	63,608	78,342	(38,825)	198,067

2003
External net sales	$625,523	$440,259	$251,067	$52,053	$1,368,902
Intersegment sales	2,289	66,645	—	(68,934)	—
Other revenues	22,767	25,568	838	2,264	51,437

Net revenues	650,579	532,472	251,905	(14,617)	1,420,339

Asset impairment and restructuring	—	3,404	302	—	3,706

Operating income (loss)	131,087	5,678	50,948	(15,135)	172,578

Interest income	3	619	1,126	1,962	3,710
Interest expense	(1,470)	101	(946)	(41,293)	(43,608)
Other income (expense), net	6,633	(5,495)	(2,026)	10,982	10,094
Equity earnings of affiliates	—	—	—	1,644	1,644
Tax provision (benefit)	40,663	3,892	13,195	(12,191)	45,559

Income (loss) from continuing operations before minority interest	95,590	(2,989)	35,907	(29,649)	98,859

2002
External net sales	$476,085	$371,987	$227,933	$44,713	$1,120,718
Intersegment sales	1,554	40,872	—	(42,426)	—
Other revenues	30,971	41,573	1,204	2,778	76,526

Net revenues	508,610	454,432	229,137	5,065	1,197,244

Asset impairment and restructuring	(183)	3,382	1,043	—	4,242

Operating income (loss)	100,360	36,911	33,699	(21,243)	149,727

Interest income	4	2,031	2,500	3,555	8,090
Interest expense	(1,265)	(1,029)	(1,728)	(44,617)	(48,639)
Other income (expense), net	28,558	(4,883)	1,929	33,839	59,443
Equity earnings of affiliates	—	—	—	878	878
Tax provision (benefit)	43,146	11,654	9,201	(12,259)	51,742
Income (loss) from continuing operations before minority interest	84,511	21,376	27,199	(15,329)	117,757

In 2002, the Argentine peso and Venezuelan bolivar devalued significantly in relation to the United States dollar. As a result, the operating results and net asset position in these currencies decreased significantly when converted into United States dollars.

The following table reconciles long-lived assets by geographic region to the consolidated total:

Year	North America	Europe	Latin America	Corporate and Other	Total IVAX
2004	$352,529	$678,546	$522,195	$117,605	$1,670,875
2003	339,353	432,668	466,329	126,884	1,365,234
2002	310,422	306,361	423,576	108,589	1,148,948

Long-lived assets exclude the long-term net deferred tax asset included in “Other assets” on the accompanying consolidated balance sheets.

The following table shows additions to long-lived assets and depreciation/amortization by region:

	Additions to Long-Lived Assets			Depreciation/Amortization
Region	2004	2003	2002	2004	2003	2002
North America	$41,383	$37,914	$116,900	$30,459	$28,416	$21,845
Europe	179,985	124,442	68,784	38,929	36,948	26,252
Latin America	41,656	8,466	14,996	9,036	7,896	7,711

We sell products in a large number of countries; however, only two countries, the United States and the United Kingdom, have net revenues that are material to consolidated net revenues. Additionally, we have material amounts of long-lived assets in the United States, the United Kingdom, Chile and Poland. The following table summarizes net revenues based on the location of the third party customer and long-lived assets based on the country of physical location:

		United States	United Kingdom	Chile	Poland	Other	Total
Geographic Areas:
Net revenues	2004	$906,814	$290,636	$89,965	$21,847	$528,156	$1,837,418
	2003	700,283	232,517	75,560	1,837	410,142	1,420,339
	2002	570,676	218,097	81,630	1,475	325,366	1,197,244
Long-lived assets	2004	$468,712	$238,914	$280,215	$218,422	$464,612	$1,670,875
	2003	465,956	226,466	265,069	375	407,368	1,365,234
	2002	417,696	192,729	220,080	326	318,117	1,148,948

Net Revenues by Therapeutic Category and Product Type:

	Net Revenues
	2004	2003	2002
Therapeutic category:
Respiratory
Proprietary and branded	$236,090	$194,483	$154,610
Generic pharmaceutical	135,396	121,551	97,321

Total Respiratory	371,486	316,034	251,931

Other
Proprietary and branded	384,313	345,024	375,997
Generic pharmaceutical	1,081,619	759,281	569,316

Total Other	1,465,932	1,104,305	945,313

Total product type:
Proprietary and branded	620,403	539,507	530,607
Generic pharmaceutical	1,217,015	880,832	666,637

Total	$1,837,418	$1,420,339	$1,197,244

No single customer accounted for 10% or more of our consolidated net revenues for any of the three years ended December 31, 2004. Other revenues included in net revenues in the accompanying consolidated statements of operations consist of license fees, royalties, and development service fees and milestones.

The following table displays the changes in the carrying amounts of goodwill, net, by geographic segment:

	North America	Europe	Latin America	Corporate and Other	Consolidated Goodwill, Net
January 1, 2002	$3,972	$24,200	$427,157	$46,748	$502,077
Foreign exchange and other	—	8,639	(104,020)	707	(94,674)

December 31, 2002	3,972	32,839	323,137	47,455	407,403
Acquisitions	—	41,222	—	—	41,222
Foreign exchange and other	(2,500)	7,792	35,859	(111)	41,040

December 31, 2003	1,472	81,853	358,996	47,344	489,665
Acquisitions	—	153,925	14,196	—	168,121
Foreign exchange and other	—	13,677	11,365	(50)	24,992

December 31, 2004	$1,472	$249,455	$384,557	$47,294	$682,778

(13) Commitments and Contingencies:

Sales of Businesses and Gain on Sale – Significant assumptions in the preparation of the financial statements include our belief that the outcome of contingencies indemnified by us in the sale of certain businesses will not have a material effect on future operations and that the probability of a refund of previously recognized gain on sale of product rights is remote.

Leases – We lease office, plant and warehouse facilities and automobiles under non-cancelable operating leases. Motor vehicles, production equipment and certain manufacturing facilities are also leased under capital leases. Rent expense totaled approximately $10,144 in 2004, $8,039 in 2003 and $7,755 in 2002. The future minimum lease payments under non-cancelable capital leases and their related assets recorded at December 31, 2004 and 2003, were not material. Certain of our leases contain escalation clauses and renewal options. The future minimum lease payments under non-cancelable operating leases with initial or remaining terms of one year or more at December 31, 2004, were as follows:

2005	$10,122
2006	8,258
2007	7,105
2008	6,076
2009	5,169
Thereafter	6,456

Total minimum lease payments	$43,186

Legal Proceedings (amounts in thousands) –

Terazosin Litigation

On December 21, 1998, an action purporting to be a class action, styled Louisiana Wholesale Drug Co. vs. Abbott Laboratories, Geneva Pharmaceuticals, Inc. and Zenith Goldline Pharmaceuticals, Inc., was filed against IPI and others in the United States District Court for the Southern District of Florida, alleging a violation of Section 1 of the Sherman Antitrust Act. Plaintiffs purport to represent a class consisting of customers who purchased a certain proprietary drug directly from Abbott Laboratories during the period beginning on October 29, 1998. Plaintiffs allege that, by settling patent-related litigation against Abbott in exchange for quarterly payments, the defendants engaged in an unlawful restraint of trade. The complaint seeks unspecified treble damages and injunctive relief. Eighteen additional class action lawsuits containing allegations similar to those in the Louisiana Wholesale case were filed in various jurisdictions between July 1999 and February 2001, the majority of which have been consolidated with the Louisiana Wholesale case. On March 13, 2000, the Federal Trade Commission (FTC) announced that it had issued complaints against, and negotiated consent decrees with, Abbott Laboratories and Geneva Pharmaceuticals arising out of an investigation of the same subject matter that is involved in these lawsuits. The FTC took no action against IPI. On December 13, 2000, plaintiffs’ motion for summary judgment on the issue of whether the settlement agreement constituted a per se violation of Section 1 of the Sherman Antitrust Act in the Louisiana Wholesale case was granted. On September 15, 2003, the United States Court of Appeals for the Eleventh Circuit reversed the order. On September 20, 2001, the District Court entered an order certifying the direct purchaser class and in early 2002, IPI entered into a settlement with the direct purchaser class. In November 2003, the appellate court also issued a ruling de-certifying the class. On remand and following class discovery, the District Court entered an order on June 23, 2004, denying the Direct Purchaser Plaintiffs’ renewed motion for class certification. In light of these orders, on August 31, 2004, we elected to terminate the Settlement Agreement with the direct purchasers and requested the return of the settlement payment less notice and Settlement Fund administrative fees. On February 16, 2005, IPI announced to the Court its willingness to re-enter into the settlement with the direct purchasers on substantially the same terms as the previous settlement, provided that the court certifies a settlement class of direct purchasers that is not materially different from the previously de-certified direct purchaser class. On February 25, 2005, the Court indicated its preliminary approval of a settlement containing these terms and provisions, and has scheduled a hearing for April 15, 2005 to determine whether to grant final approval of this settlement. To date, sixteen of the actions naming IPI have either been settled or dismissed.

Fen-Phen Litigation

IPI has been named in a number of individual and class action lawsuits in both state and federal courts involving the diet drug combination of fenfluramine and phentermine, commonly known as “fen-phen.” Generally, these lawsuits seek damages for personal injury, wrongful death and loss of consortium, as well as punitive damages, under a variety of liability theories including strict products liability, breach of warranty and negligence. IPI did not manufacture either fenfluramine or phentermine, but did distribute the brand equivalent version of phentermine manufactured by Eon Labs Manufacturing, Inc. (Eon) and Camall Company. Although IPI had a very small market share, to date, IPI has been named in approximately 5,546 cases and has been dismissed from approximately 5,184 of these cases, with additional dismissals pending. IPI intends to vigorously defend all of the lawsuits, and while management believes that its defense will succeed, as with any litigation, there can be no assurance of this. Currently Eon is paying for approximately 50% of IPI’s costs in defending these suits and is fully indemnifying IPI against any damages IPI may suffer as a result of cases involving product manufactured by Eon. In the event Eon discontinues providing this defense and indemnity, IPI has its own product liability insurance. While IPI’s insurance carriers have issued reservations of rights, IPI believes that it has adequate coverage. As of September 1, 2004, claims made against us for the first time may not be afforded insurance coverage. Although it is impossible to predict with certainty the outcome of litigation, we do not believe this litigation will have a material adverse impact on our financial condition or results of operation.

Average Wholesale Price Litigation

A number of counties in the State of New York and the City of New York City have filed complaints against IVAX and IPI and other pharmaceutical companies alleging a scheme to overcharge for prescription drugs paid for by Medicaid, a portion of which is paid for by these New York municipalities. IVAX and IPI have been named as defendants in actions filed by the County of Suffolk, the County of Westchester, the County of Nassau, the County of Onondaga, and the City of New York and in each of these cases, the plaintiff seeks the recovery of unspecified damages, including restitution, treble and punitive damages, civil penalties, interest and attorneys fees. Each of these actions was filed in the United States District Court for the applicable district in New York and, thereafter, was either transferred to the United States District Court for the District of Massachusetts as part of the Pharmaceutical Industry Average Wholesale Price Multi-District Litigation, MDL 1456 (MDL), or is in the process of being transferred to the MDL. The County of Suffolk vs. Abbott Laboratories, Inc. et al. action (Suffolk Action) has been treated as the lead case. In the Suffolk Action the court dismissed IVAX and IPI from the complaint by order dated October 26, 2004. Notwithstanding this dismissal, the County of Suffolk has indicated an intent to file an amended complaint naming IVAX and IPI as defendants. By stipulation of the parties, the remaining New York City and New York county actions are being held in abeyance pending a final ruling on the motions to dismiss the Suffolk Action. We intend to vigorously defend ourselves in these actions.

IVAX and IPI were named as defendants, along with other generic drug manufacturers, in The Commonwealth of Massachusetts vs. Mylan Laboratories, et al., filed in the United States District Court for the District of Massachusetts (Massachusetts Action). The Massachusetts Action alleges that through fraudulent and deceptive schemes thirteen manufacturers of generic pharmaceuticals caused Massachusetts to overpay pharmacies by inflating the wholesale acquisition cost of drugs. The state seeks unspecified damages, including injunctive relief, restitution, treble damages, civil penalties, interest, attorney fees and investigation and litigation costs. The case is pending before the same judge that is handling the MDL. The defendants in the Massachusetts Action moved to dismiss the complaint and by order dated February 4, 2005, the Court denied the motion in part, granted the motion in part, and deferred ruling in part. An additional ruling on the motion is expected. We intend to vigorously defend ourselves in this action.

A number of states have filed actions against IVAX and IPI and other pharmaceutical companies alleging schemes to overcharge for prescription drugs paid for by Medicaid. IVAX and IPI have been named as defendants in the following actions filed by the State of Wisconsin, the Commonwealth of Kentucky, the State of Alabama, and the State of Illinois. IVAX and IPI were added as defendants in State of Wisconsin vs. Abbott Laboratories, Inc., et al., Circuit Court of Dane County, Case No. 04 CV 1709 on November 1, 2004. IVAX and IPI were named as defendants in Commonwealth of Kentucky vs. Alpharma, Inc., Franklin Circuit Court, Case No. 04-CI-1487 on November 4, 2004. IVAX and IPI were named as defendants in State of Alabama vs. Abbott Laboratories, Inc., et al., Circuit Court of Montgomery County, Case No. CV-2005-219 on January 26, 2005. IVAX and IPI were named as defendants in The people of the State of Illinois vs. Abbott Laboratories, Inc., Circuit Court of Cook County, Case No. 05CH02474 on February 7, 2005. In each of these actions, the States seek unspecified damages, including treble and punitive damages, interest, civil penalties and attorneys fees. We intend to vigorously defend ourselves in these actions.

IPI, along with numerous other pharmaceutical companies, has received inquiries from and responded to requests for records and information from the Committee on Energy and Commerce of the United States House of Representatives in connection with the Committee’s investigation into certain industry and IPI practices regarding AWP. IPI has also received correspondence from the States of Nevada, Kentucky, Florida, and Illinois, on behalf of itself and eight other states, indicating that the Office of the Attorney General (OAG) for these states are investigating allegations of purportedly improper pricing practices related to the average manufacturer price and best price calculations. As a result of the investigation the OAG for the States have advised us that we are required to maintain all records related to the investigation. On July 20, 2004, the OAG for the State of Florida issued subpoenas to IPI and five other pharmaceutical companies requesting materials to assist in its investigation. We are cooperating fully with these requests. The outcome of these investigations could include the imposition of substantial fines, penalties and injunctive or administrative remedies.

United Kingdom Serious Fraud Office Investigation and Related Litigation

In April 2002, we received notice of an investigation by United Kingdom National Health Service officials concerning prices charged by generic drug companies, including Norton Healthcare Limited, trading as IVAX Pharmaceuticals UK, for penicillin-based antibiotics and warfarin sold in the United Kingdom from 1996 to 2000. This is an investigation by the Serious Fraud Office of the United Kingdom involving all pharmaceutical companies that sold these products in the United Kingdom during this period. According to statements by investigating agencies, the Serious Fraud Office expects to conclude its investigation and anticipates bringing charges by October 2005. There is no indication at this time regarding which companies may be charged.

In December 2002, the Secretary of State for Health, on behalf of itself and others, filed a civil claim for damages and interest against Norton Healthcare, Norton Pharmaceuticals and other defendants alleging that certain of their actions adversely affected competition in the sale and supply of warfarin in the United Kingdom between 1996 and 2000. This claim seeks damages against all defendants in the approximate aggregate amount of 27,527 Pounds Sterling (approximately $52,800 at the December 31, 2004, currency exchange rate), plus interest and costs.

In December 2003, the Secretary of State for Health, on behalf of itself and others, filed a civil claim for damages and interest against Norton Healthcare, Norton Pharmaceuticals and other defendants alleging that certain of their actions which adversely affected competition in the sale and supply of penicillin in the United Kingdom between 1996 and 2000. This claim seeks damages against all defendants in the approximate amount of 31,438 Pounds Sterling (approximately $60,301 at the December 31, 2004, currency exchange rate), plus interest and costs.

In July 2004, the Secretary of State for Health, on behalf of itself and others, filed a civil claim for damages and interest against Norton Healthcare, Norton Pharmaceuticals and other defendants alleging that certain of their actions adversely affected competition in the sale and supply of ranitidine in the United Kingdom between 1996 and 2000. This claim seeks damages against all defendants in the approximate amount of 69,252 Pounds Sterling (approximately $132,832 at the December 31, 2004, currency exchange rate), plus interest and costs.

Commercial Matters

On April 22, 2003, we received notice that we were named as a defendant along with approximately 25 other pharmaceutical manufacturers in a complaint filed in the US District Court for the Northern District of Texas by an individual who has filed the action purportedly in the name of the United States government, styled United States of America, ex. rel, Paul King v. Alcon Laboratories, Inc., et al. In this suit, the plaintiff seeks to recover damages for allegedly defrauding and conspiring to defraud the United States government by having made sales of drugs to various federal governmental agencies or causing the United States government to reimburse individuals or entities for drug products that did not comply with Current Good Manufacturing Practices and other regulations and laws. The suit seeks the recovery of treble damages from the defendants, jointly and severally, which plaintiff alleges exceeds thirty billion dollars, plus the recovery of attorneys’ fees, interest, civil penalties, costs, and other relief. On February 23, 2004, plaintiff was granted leave to file a second amended complaint, in response to which we filed a motion to dismiss the action in its entirety. On January 4, 2005, the District Court entered an order dismissing the Second Amended Complaint with prejudice and entered judgment in favor of all the named defendants. It is unclear whether the plaintiff intends to appeal this decision.

Patent Litigation

IPI filed ANDA’s under paragraph IV of Hatch-Waxman Act to market and sell various strengths of generic gabapentin capsules and tablets, a product marketed by Warner-Lambert under the trademark Neurontin®. As a result of the filing of these ANDAs, Warner Lambert Company, Pfizer and Godecke Aktiengesellschaft filed three separate suits against us and our affiliates for patent infringement. These three consolidated actions are now pending in the United States District Court for the District of New Jersey. Civil Action No. 00-6073 was filed December 14, 2000, Civil Action No. 01-0193 was filed January 12, 2001 and Civil Action No. 01-1537 was filed February 3, 2001. The three suits have been consolidated in a multidistrict litigation in the District of New Jersey with several other cases brought by plaintiffs against other companies seeking to market generic gabapentin. We, along with the other defendants in the consolidated actions, moved for summary judgment of non-infringement and invalidity of Warner-Lambert’s patents on various grounds. Oral argument on these motions were held in November 2004. In August 2004, based on our decision to begin commercial sales of non-AB-rated gabapentin tablets, Warner-Lambert sought a temporary restraining order and a preliminary injunction in an effort to prevent us from doing so. Warner-Lambert’s request was denied, and we commenced commercial sale of our non-AB-rated gabapentin tablets on August 18, 2004. We also intend to commence commercial sales of the AB-rated gabapentin capsules and tablets shortly prior to the expiration of applicable Hatch-Waxman exclusivity periods as a result of a settlement reached with the generic manufacturer awarded the exclusivity by the FDA. While we expect to be successful in our defense, in the event the court determines that we infringed a valid patent of Warner-Lambert’s in our sales of gabapentin, it will result in an injunction against us preventing further sales and substantial damages which could exceed our profit or selling price for these products.

Environmental Matters

On July 16, 2003, API Industries, Inc. (API) received an EPA letter requesting API to submit a revised Solid Waste Management Unit (SWMU) Plan, including additional sampling and investigation elements, concerning the alleged presence of isopropyl ether (IPE) in its facility. This matter was tendered to the sellers of API for indemnity based on the terms of the API purchase agreement, but sellers have denied responsibility for this claim. On November 7, 2003, API filed its response to the EPA’s July 16, 2003, letter and submitted a revised SWMU Plan to cooperate with the agency. On April 27, 2004, the EPA requested API to further address certain groundwater contaminant issues, including monitoring and sampling, relating to the presence of IPE in its facility. On June 14, 2004, API responded to the EPA’s April 27, 2004, letter and submitted a revised SWMU Plan. On November 8, 2004, API received the EPA’s approval of the SWMU Plan Revision 3.0 dated November 2, 2004. API will now engage in the necessary efforts to conduct the actions delineated in the referenced approved plan.

On November 3, 2004, API received a Notice of Deficiency whereby the EPA states that it is the agency’s position that one of the incinerators at the company’s plant must be decontaminated and closed pursuant to 40 CFR § 264.351. EPA bases its position on the company’s failure to present a Notice of Intent to Comply (NIC) with MACT for such incinerator (due in 1999). API agreed to submit a revised Closure Plan for EPA’s review and approval and a revised RCRA Part B application reflecting this closure was filed on February 15, 2005. At this time we are waiting for the agency’s response.

Other Litigation

We are involved in various other legal proceedings arising in the ordinary course of business, some of which involve substantial amounts. In order to obtain brand equivalent approvals prior to the expiration of patents on branded products, and to benefit from the exclusivity allowed to ANDA applicants that successfully challenge these patents, we frequently become involved in patent infringement litigation brought by branded pharmaceutical companies. Although these lawsuits involve products that are not yet marketed and therefore pose little or no risk of liability for damages, the legal fees and costs incurred in defending such litigation can be substantial. While it is not feasible to predict or determine the outcome or the total cost of these proceedings, in the opinion of management, based on a review with legal counsel, any losses resulting from such legal proceedings will not have a material adverse impact on our financial position or results of operations.

We intend to vigorously defend each of the foregoing lawsuits, but their respective outcomes cannot be predicted. Any of such lawsuits, if determined adversely to us, could have a material adverse effect on our financial position and results of operations. Our ultimate liability with respect to any of the foregoing proceedings is not presently determinable.

(14) Quarterly Financial Information (Unaudited):

The following tables summarize selected quarterly data of IVAX for the years ended December 31, 2004 and 2003:

	First Quarter	Second Quarter (1)	Third Quarter (2)	Fourth Quarter (3)	Full Year
2004
Net revenues	$425,191	$463,962	$439,086	$509,179	$1,837,418
Gross profit	199,406	224,554	190,556	237,777	852,293
Income from continuing operations	42,341	48,098	44,378	63,210	198,027
Net income	42,341	48,098	44,378	63,210	198,027
Basic earnings per common share:
Continuing operations	0.17	0.19	0.18	0.25	0.79
Net earnings	0.17	0.19	0.18	0.25	0.79
Diluted earnings per common share:
Continuing operations (4)	0.16	0.18	0.17	0.24	0.75
Net earnings (4)	0.16	0.18	0.17	0.24	0.75
2003
Net revenues	$317,693	$342,985	$360,638	$399,023	$1,420,339
Gross profit	146,143	150,952	160,536	181,325	638,956
Income from continuing operations	28,985	19,086	21,631	29,345	99,047
Income from discontinued operations, net of tax	—	22,204	—	—	22,204
Net income	28,985	41,290	21,631	29,345	121,251
Basic earnings per common share:
Continuing operations	0.12	0.08	0.09	0.12	0.41
Discontinued operations	—	0.09	—	—	0.09
Net earnings	0.12	0.17	0.09	0.12	0.50
Diluted earnings per common share:
Continuing operations	0.12	0.08	0.09	0.12	0.40
Discontinued operations	—	0.09	—	—	0.09
Net earnings	0.12	0.17	0.09	0.12	0.49

(1)	Our net revenues and gross profit benefited by approximately $6,700, $4,254 net of tax, during the second quarter of 2004, due to positive resolution of potential service level claims. The potential service level claims related to contractual penalties payable in the event we were unable to fulfill specific purchase orders within defined parameters. Service level penalty amounts were accrued based on our interpretation of the contracts and claims history. These amounts were reversed following a determination that the amounts were not owed based upon agreements with the customers. This change increased our diluted earnings per share by $0.02.
(2)	Our net revenues and gross profit benefited by approximately $2,300, $1,461 net of tax, during the third quarter of 2004, due to the positive resolution of additional potential service level claims. The potential service level claims related to contractual penalties payable in the event we were unable to fulfill specific purchase orders within defined parameters. Service level penalty amounts were accrued based on our interpretation of the contracts and claims history. These amounts were reversed following a determination that the amounts were not owed based upon agreements with the customers. In addition, our tax provision and net income for the third quarter of 2004, benefited by net changes of $4,197 related to the merger of two of our Chilean subsidiaries and by $7,033 from the reversal of tax reserves, relating to prior years’ tax issues, that on review were determined to no longer be necessary, partially offset by $2,828 of additional valuation allowance recorded against a deferred tax asset in Europe. The total impact of these changes increased net income by $9,863, or $0.04 per diluted share, for the three months ended September 30, 2004. During the three months ended September 30, 2003, as a result of an improvement in our return and customer inventory experience our estimates of returns and other allowances and inventory obsolescence decreased resulting in increased net revenues of $10,170, reduced cost of sales of $2,457, increased net income of $7,943 and increased diluted earnings per share by $0.03.
(3)	During the fourth quarter of 2004, our estimates of the reserve for shelf-stock adjustments decreased compared to the third quarter of 2004, by $8,400 due to delayed competition for one product and by $3,000 due primarily to agreement with a customer during the fourth quarter of 2004 that no shelf stock adjustment was required for previously purchased product. In addition, our estimate of the tax benefit to be received from the merger of two of our Chilean subsidiaries decreased by $2,911 compared to the estimate as of September 30, 2004, due to revision of the estimated amounts at which various issues connected with the merger are expected to be settled. These changes during the fourth quarter did not impact the results for the year ended December 31, 2004. Also, our tax provision during the fourth quarter and year of 2004 benefited by the reversal of a $1,544 tax reserve relating to a prior year foreign exposure that was resolved during the fourth quarter of 2004. These changes increased our net revenues by $11,400, increased our tax provision by $5,471 and increased net income by $5,929, or $0.02 per diluted share, during the fourth quarter of 2004. During the fourth quarter of 2003, as a result of our recent return and customer inventory experience, doubtful accounts and analysis of tax reserves, our estimates of product returns, inventory obsolescence, allowance for doubtful accounts and income tax exposures changed and, accordingly, we recognized reduced net revenues, increased cost of sales, reduced bad debt expense and reduced income tax provision. During the three months ended December 31, 2003, these changes reduced net revenues by $102, increased cost of sales by $335, reduced bad debt expense by $3,673, reduced the tax provision by $2,000, increased net income by $4,025 and increased diluted earnings per share by $0.02.

(4)	On September 30, 2004, the EITF reached a consensus on Issue No. 04-8, The Effect of Contingently Convertible Debt on Diluted Earnings per Share, concluding that contingently convertible debt instruments should be included in diluted earnings per share computations (if dilutive) regardless of whether the market price trigger (or other contingent feature) has been met. This consensus is effective for reporting periods ending after December 15, 2004, and requires prior period earnings per share amounts presented for comparative purposes to be restated utilizing a transition method. The transition method agreed upon by the EITF is a modified restatement approach that results in a company applying the consensus to the terms of the security at the adoption date. As such, if the terms of the security are changed prior to the adoption date, it is the changed terms to which the consensus is applied. We adopted the consensus in the fourth quarter of 2004. The impact of adoption has reduced our reported diluted earnings per share for each of the three month periods ended March 31, 2004, June 30, 2004, and December 31, 2004, by $0.01 per share and for the year ended December 31, 2004 by $0.03 per share and there was no impact on the prior years reported diluted earnings per share.

(15) Related Party Transactions:

Whitman Education Group, Inc. (Whitman) leased office space from us in Miami, Florida. Whitman leased approximately 11,567 square feet from January 1, 2004 through March 30, 2004 and 6,102 square feet from April 1, 2004 through June 15, 2004 at an annual adjusted rate of $173, 11,567 square feet during 2003 at an annual rate of $292 and 13,849 square feet during 2002 at an annual rate of $290. Whitman was acquired by an unaffiliated entity, Career Education Corporation on July 1, 2003. Following the acquisition, the lease was terminated and Whitman vacated the facility on June 15, 2004. The total rental income, including furniture received and termination payments, was $171 in 2004. Prior to the acquisition, Dr. Frost, our Chairman of the Board of Directors and Chief Executive Officer, was Chairman of the Board of Directors of Whitman. Mr. Flanzraich, our Vice Chairman, President and a Director, was a Director of Whitman, and Mr. Pfenniger, one of our Directors, was Chief Executive Officer and Vice Chairman of the Board of Directors of Whitman. In addition, Dr. Frost was a principal shareholder of Whitman.

We paid $2,436 in 2004, $2,504 in 2003 and $2,702 in 2002 to PharmAir Corporation for use of an airplane. PharmAir Corporation is indirectly, beneficially owned by our Chairman and Chief Executive Officer.

During 2004, a wholly-owned subsidiary of IVAX entered into a Promotion Agreement (Promotion Agreement) with Aero Pharmaceuticals, Inc. (Aero), pursuant to which certain sales representatives of Aero will promote designated products of IVAX. Under the terms of the agreement, we paid Aero a promotion fee of $683 for the year ended December 31, 2004. The Promotion Agreement has an 18-month term, subject to our right to terminate the Promotion Agreement on 30 days notice prior to each of April 8, 2005, October 8, 2005 and January 8, 2006. Mr. Richard Frost, the Chairman and a principal shareholder of Aero, is the nephew of Dr. Phillip Frost, Chairman and Chief Executive Officer of IVAX. Dr. Frost has no stock ownership or other financial interest in Aero.

(16) Subsequent Events:

On February 2, 2005, we completed the cash tender offer for an additional 24.89 shares of Polfa Kutno for approximately $2,744 increasing our ownership percentage to 99.25%.

During February 2005, a wholly-owned subsidiary of IVAX entered into two agreements with InnovaPharm, Inc. The first is a Services Agreement for Prescription Pharmaceutical Products (Prescription Agreement), pursuant to which InnovaPharm will provide services and perform certain regulatory functions in Canada with respect to certain designated products. Under the terms of the agreement, we will pay InnovaPharm a fee based on a percentage of net sales for these services. The term of the Prescription Agreement began upon execution of the agreement and continues through June 30, 2007 with automatic two-year renewals, subject to our right to terminate the Prescription Agreement on 120 days notice prior to each anniversary of the agreement’s execution date. The second agreement is a Services Agreement for OTC Products (OTC Agreement), pursuant to which InnovaPharm will serve as an exclusive sales representative in Canada for the promotion of certain designated OTC products. Under the terms of the agreement, we will pay InnovaPharm a fee based on a percentage of net sales for these services. The OTC Agreement has a three-year term, with one-year renewals upon written consent of the parties. Mr. Tarik Henein, the President and a principal shareholder of InnovaPharm, is the son of Dr. Rafick Henein, President and Chief Executive Officer of IVAX Pharmaceuticals, Inc. Dr. Henein has no stock ownership or other financial interest in InnovaPharm.

On February 15, 2005, we entered into an agreement to acquire Phoenix Scientific, Inc. (Phoenix), a generic veterinary pharmaceutical manufacturing company. The closing of the acquisition transaction is subject to certain customary conditions including clearance under the Hart-Scott-Rodino Antitrust Improvement Act and is expected to occur during the second quarter of 2005. Under the terms of the agreement, we will pay a combination of $75,000 in common stock and $196,850 in cash. We plan to acquire Phoenix to expand our growth in our existing veterinary operations.

In response to the adoption of the EITF consensus discussed above under Recently Issued Accounting Standards, on February 23, 2005, we completed an exchange offer pursuant to which we offered to exchange each $1,000 principal amount of our (Old 1.5% Notes) that was validly tendered and accepted for exchange for $1,000 principal amount of our New 1.5% Notes; and a one-time cash payment equal to $2.50 per $1,000 principal amount of such Old 1.5% Notes validly tendered and accepted for exchange. The New 1.5% Notes are substantially identical to the Old 1.5% Notes except that the New 1.5% Notes contain a “net share settlement” feature under which we committed to pay up to the principal amount of the New 1.5% Notes in cash upon conversion. By committing to pay up to the principal amount of the New 1.5% Notes in cash upon conversion, we believe we will be able to account for the New 1.5% Notes under the “treasury stock” method, which is generally expected to be less dilutive to earnings per share than the “if-converted” method prescribed by EITF Issue No. 04-8. The “treasury stock” method only requires inclusion of the shares to be delivered upon conversion if our common stock is trading at a price in excess of the conversion price based on the average trading price during the preceding quarter and then only to the extent the conversion value is greater than the principal amount of the New 1.5% Notes. We generally expect that since fewer shares will be included in the number of fully diluted shares outstanding under the New 1.5% Notes based on this calculation than would be included for the Old 1.5% Notes under the “if-converted” method when dilutive, our diluted earnings per share will be greater. We accepted for exchange $399,000 of our Old 1.5% Notes for exchange in the exchange offer and, as a result only $1,000 principal amount of the Old 1.5% Notes currently remain outstanding.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

The following unaudited pro forma consolidated financial statements give effect to the pending merger of IVAX Corporation (“IVAX”) with a subsidiary of Teva Pharmaceutical Industries Limited (“Teva”) pursuant to an Agreement and Plan of Merger, dated as of July 25, 2005, among Teva, IVAX and Ivory Acquisition Sub, Inc. and Ivory Acquisition Sub II, Inc., both wholly owned subsidiaries of Teva.

The statements contained in this section may be deemed to be forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act. Forward-looking statements are typically identified by the words “believe,” “expect,” “anticipate,” “intend,” “estimate” and similar expressions. These forward-looking statements are based largely on management’s expectations and are subject to a number of uncertainties. Actual results could differ materially from these forward-looking statements. Neither Teva nor IVAX undertake any obligation to update publicly or revise any forward-looking statements. For a more complete discussion of the risks and uncertainties, which may affect such forward-looking statements, please refer to the risk factors that are included in Teva’s most recent Annual Report on Form 20-F and its other filings with the Securities and Exchange Commission (the “SEC”).

The unaudited combined condensed pro forma statements of income combine the historical consolidated statements of income of IVAX and Teva giving effect to the merger as if the merger had occurred on January 1, 2004. The unaudited combined condensed pro forma balance sheet combines the historical consolidated balance sheet of Teva and the historical consolidated balance sheet of IVAX giving effect to the merger as if it had occurred on September 30, 2005.

The allocation of the purchase price in the merger as reflected in these unaudited pro forma combined condensed financial statements has, with the assistance of independent valuation specialists, been based upon preliminary estimates of the fair value of assets acquired and liabilities assumed as of the date of merger. This preliminary allocation of the purchase price is based on available public information and is dependent upon certain estimates and assumptions, which are preliminary and have been made solely for the purpose of developing such pro forma combined condensed financial statements.

For the reasons mentioned in the preceding paragraph, a final determination of the fair values of IVAX’s assets and liabilities, which cannot be made prior to the completion of the transaction, will be based on the actual net tangible and intangible assets of IVAX that exist as of the date of completion of the merger. Consequently, amounts preliminarily allocated to goodwill and identifiable intangibles could change significantly from those used in the pro forma combined condensed financial statements presented below and could result in a material change in amortization of acquired intangible assets.

The unaudited pro forma combined condensed financial statements do not include liabilities resulting from integration planning and adjustments in respect of possible settlements of outstanding litigation, as these are not presently estimable. In addition to the completion of the valuation, the impact of ongoing integration activities, the timing of completion of the transaction and other changes in IVAX’s net tangible and intangible assets that occur prior to completion of the transaction could cause material differences in the information presented.

The unaudited pro forma combined condensed financial statements are not necessarily and should not be assumed to be an indication of the results that would have been achieved had the transaction been completed as of the dates indicated or that may be achieved in the future. The unaudited pro forma combined condensed financial statements should be read in conjunction with the historical financial statements and the notes thereto of Teva that are included in Teva’s most recent Annual Report on Form 20-F for the year ended December 31, 2004 and its other filings with the SEC, and of IVAX which are included in this Form 6-K.

Teva Pharmaceutical Industries Limited

Unaudited Pro Forma Combined Condensed Statements of Income

For the nine months ended September 30, 2005

(U.S. dollars in millions, except ADR data)

	Teva	IVAX	Adjustments	Note	Pro forma
Net sales	3,849.4	1,686.6	(30.3)	(1)	5,505.7
Cost of sales	2,045.3	986.1	(30.3)	(1)	3,076.1
			75.0	(2)

Gross profit	1,804.1	700.5	(75.0)		2,429.6
Research and development expenses, net of participations and grants	271.1	104.5			375.6
Selling, general and administrative expenses	581.3	370.5			951.8
Amortization of intangible assets		22.1	(22.1)	(3)
Restructuring expenses		4.5			4.5
Merger expense		10.2	(10.2)	(6)

Operating income	951.7	188.7	(42.7)		1,097.7
Financial expenses—net	5.5	0.2	(128.4)	(4)	(122.7)

Income before income taxes	957.2	188.9	(171.1)		975.0
Income taxes	188.1	54.4	(36.3)	(5)	206.2

	769.1	134.5	(134.8)		768.8
Share in (losses) of associated companies—net	(0.1)				(0.1)
Minority interests in profits of subsidiaries—net	(1.6)	*			(1.6)

Net income	767.4	134.5	(134.8)		767.1

Earnings per ADR:
Basic	1.24			(8)	1.04

Diluted	1.14			(8)	0.96

Weighted average number of ADRs (in millions):
Basic	617.5			(8)	739.1

Diluted	679.9			(8)	809.2

*	Represents an amount of less than $0.1 million.

See Notes to Unaudited Pro Forma Combined Condensed Financial Statements

Teva Pharmaceutical Industries Limited

Unaudited Pro Forma Combined Condensed Statements of Income

For the year ended December 31, 2004

(U.S. dollars in millions, except ADR data)

	Teva	IVAX		Adjustments	Note	Pro forma
Net sales	4,798.9	1,837.4		(50.8)	(1)	6,585.5
Cost of sales	2,559.6	985.1		(50.8)	(1)	3,593.9
				100.0	(2)

Gross profit	2,239.3	852.3		(100.0)		2,991.6
Research and development expenses, net of participations and grants	338.4	141.6				480.0
Selling, general and administrative expenses	696.5	434.9				1,131.4
Acquisition of R&D in process	596.6					596.6
Impairment of product rights	30.0					30.0
Amortization of intangible assets		22.5		(22.5)	(3)	—
Restructuring expenses		1.4				1.4

Operating income	577.8	251.9		(77.5)		752.2
Financial income (expenses)—net	25.9	(30.1)		(195.0)	(4)	(199.2)

Income before income taxes	603.7	221.8		(272.5)		553.0
Income taxes	267.2	23.8		(62.1)	(5)	228.9

	336.5	198.0		(210.4)		324.1
Share in (losses) of associated companies—net	(1.2)					(1.2)
Minority interests in profits of subsidiaries—net	(3.5)	(*	)			(3.5)

Net income	331.8	198.0		(210.4)		319.4

Earnings per ADR:
Basic	0.54				(8)	0.44

Diluted	0.50				(8)	0.40

Weighted average number of ADRs (in millions):
Basic	612.7				(8)	734.2

Diluted	688.0				(8)	816.9

(*)	Represents an amount of less than $0.1 million.

See Notes to Unaudited Pro Forma Combined Condensed Financial Statements

Teva Pharmaceutical Industries Limited

Unaudited Pro Forma Combined Condensed Balance Sheet

As of September 30, 2005

(U.S. dollars in millions)

	Teva	IVAX	Adjustments	Note	Pro forma
Assets
Current assets:
Cash and cash equivalents	703.1	309.2	(769.7)	(a)	242.6
Short-term investments	590.3	260.4	(850.7)	(a)	—
Accounts receivable:
Trade	1,588.1	458.4	127.3	(b),(c)	2,173.8
Other	374.0	207.0			581.0
Inventories	1,144.3	556.8	61.6	(d)	1,762.7

Total current assets	4,399.8	1,791.8	(1,431.5)		4,760.1
Investments and other assets	761.5	73.6			835.1
Property, plant and equipment, net	1,328.5	615.6			1,944.1
Intangible assets and debt issuance costs, net	684.0	367.3	1,332.7	(e),(f)	2,384.0
Goodwill	2,493.3	988.8	3,773.4	(f)	7,255.5

Total assets	9,667.1	3,837.1	3,674.6		17,178.8

Liabilities and shareholders’ equity
Current liabilities:
Short-term credit	390.0	631.9	2,587.5	(a),(h)	3,609.4
Accounts payable and accruals	1,776.1	549.7	145.0	(b),(c),(g)	2,470.8
Convertible Senior Debentures			283.9	(a),(h)	283.9

Total current liabilities	2,166.1	1,181.6	3,016.4		6,364.1

Long-term liabilities:
Deferred income taxes	213.9		383.8	(g)	597.7
Employee related obligations	87.6				87.6
Loans and other liabilities	108.1	772.1	(732.1)	(h)	148.1
Convertible senior debentures	1,513.3		—	(a),(h)	1,513.3
Other long-term liabilities		103.7			103.7

Total long-term liabilities	1,922.9	875.8	(348.3)		2,450.4

Total liabilities	4,089.0	2,057.4	2,668.1		8,814.5

Minority interests	11.0	12.6			23.6
Shareholders’ equity:
Ordinary shares	42.3	27.4	(27.4)	(i)	44.9
			2.6	(i)
Additional paid-in capital	3,143.1	781.7	(781.7)	(i)	7,214.1
			4,071.0	(i)
Deferred compensation	*				*
Retained earnings	2,815.5	1,023.0	(1,023.0)	(i),(j)	1,515.5
			(1,300.0)	(f)
Accumulated other comprehensive income (loss)	183.3	(65.0)	65.0	(i)	183.3
Cost of company shares held by subsidiaries	(617.1)				(617.1)

Total shareholders’ equity	5,567.1	1,767.1	1,006.5		8,340.7

Total liabilities and shareholders’ equity	9,667.1	3,837.1	3,674.6		17,178.8

(*)	Represents an amount of less than $0.1 million.

See Notes to Unaudited Pro Forma Combined Condensed Financial Statements

Notes to Unaudited Pro Forma Combined Condensed Financial Statements

On July 25, 2005, Teva and IVAX jointly announced that they signed a definitive merger agreement providing for the acquisition of IVAX by Teva. Under the terms of the agreement, shares of IVAX common stock will, at the election of the shareholder, be converted into either $26.00 in cash or 0.8471 Teva ordinary shares, which will trade in the United States in the form of ADSs, evidenced by ADRs, subject to proration procedures designed to ensure that (i) 50% of the IVAX shares outstanding at the completion of the merger are converted into cash and (ii) 50% of the IVAX shares outstanding at the completion of the merger are converted into Teva ADRs. Based upon the NASDAQ average closing price of Teva ADRs in the five days up to and including July 22, 2005, the indicated combined consideration for each outstanding share of IVAX common stock is $26.00. However, for accounting purposes, a per share consideration of $26.66 was calculated based upon the average of the closing prices per ADR for the period two days before through two days after the announcement of the merger agreement. The total consideration for the acquisition, based on the aggregate amount of the cash consideration and the market price of Teva ADRs, the fair market value of stock options and warrants and estimated transaction costs, is approximately $7.8 billion.

The unaudited pro forma combined balance sheet gives effect to the merger between IVAX and Teva as if it had occurred on September 30, 2005. The unaudited pro forma combined statements of income give effect to the merger between IVAX and Teva as if it had occurred on January 1, 2004. The pro forma combined condensed statements of income do not include any non-recurring charges directly attributable to the merger. The pro forma adjustments are based on preliminary estimates, which may change as additional information is obtained.

Adjustments to unaudited combined condensed pro forma balance sheet as of September 30, 2005.

(a) An amount of approximately $3.2 billion is expected to be financed from additional borrowings. Such amount, with the addition of approximately $1.6 billion cash and cash equivalents and short-term investments on hand at Teva and IVAX, is to be used to pay the cash portion of the consideration as well as approximately $1.06 billion upon conversion of part of IVAX’s convertible senior notes.

Based upon the NASDAQ average closing price of Teva ADRs since the transaction was announced, the value of the stock election is greater than the value of the cash election. Accordingly, it has been assumed that holders of a majority of IVAX shares will elect to receive the 0.8471 Teva ADR consideration, with the result that the non-electing holders will receive $26.00 in cash for their shares of IVAX common stock. Under the provisions of the indentures pursuant to which the IVAX convertible senior notes were issued, other than IVAX’s 4.5% Convertible Senior Subordinated Notes due 2008 (which will become convertible into 50% cash and 50% Teva ADRs), the notes become convertible into the merger consideration received by the non-electing holders.

Accordingly, in preparing these pro forma financial statements, it has been assumed that all of IVAX’s convertible senior notes (other than the 4.5% Convertible Senior Subordinated Notes due 2008) will be converted prior to closing, with stock elections made with respect to the IVAX shares receivable upon such conversion. The number of IVAX shares to be issued in respect of these notes assumed to be converted has been calculated on the basis of an IVAX shares price of $31.00. Should the share price be more or less than $31.00, the number of IVAX shares required to be issued upon conversion will increase or decrease, respectively. As of the close of business on December 9, 2005, approximately $915 million of notes have been submitted for conversion.

(b) Elimination of inter-company balances which amounted to $23.0 million.

(c) Adjustments to IVAX’s presentation to conform with Teva’s presentation—sales reserves and allowances in an amount of $150.3 million.

(d) Fair value step-up in inventories based on preliminary valuation, carried on by management. Because this adjustment is directly attributed to the transaction and will not have an ongoing impact, it is not reflected in the pro forma combined condensed statement of income. However, this inventory step-up will impact cost of sales subsequent to consummation of the transaction.

(e) Fair value of existing products and other identifiable intangible assets acquired in excess of intangible assets recorded in connection with previous acquisitions by IVAX.

(f) The fair values of IVAX’s net assets have been estimated based on publicly available information for the purpose of allocating the purchase price and determining the pro forma effect of the merger on the unaudited combined condensed pro forma financial statements. The estimated purchase price of $7.8 billion has been calculated and preliminarily assigned to the net tangible and intangible assets acquired as follows:

		US$ in millions
Purchase price calculation:
Teva average market price per ADR	$31.47
Exchange ratio	0.8471
Teva ADR consideration per common share of IVAX	$26.66
Cash consideration per common share of IVAX	$26.00
Total cash consideration in exchange for 143,373,076 IVAX shares*		$3,727.7
Total share consideration in exchange for 143,373,076 IVAX shares*		3,822.3
Cash and fair market value of Teva shares issued		7,550.0
Fair market value of Teva stock options issued in exchange for IVAX stock options(1)		229.3
Other, includes estimated transaction costs		54.0

Total purchase price		$7,833.3

(*)	Representing 50% of the total number of shares of IVAX common stock outstanding on September 30, 2005 with the addition of IVAX shares assumed to be issued prior to closing following the conversion of certain of IVAX’s convertible senior notes.

For the purpose of determining the number of Teva shares to be issued in the transaction, the fair value of each Teva share was based upon the NASDAQ average closing price of Teva ADRs in the five days up to and including July 22, 2005. Such price was $30.69 and the resulting indicated combined consideration for each outstanding share of IVAX common stock is $26.00. For accounting purposes the aggregate purchase price paid for the shares of IVAX common stock is determined based upon the value of Teva ADRs during a five day period beginning two days before the transaction announcement date and ending two days after such date. This value was $31.47 and the resulting consideration for each outstanding share of IVAX common stock is $26.66.

Purchase price allocation to net tangible and intangible assets acquired and to goodwill:
Net tangible assets(2)	$71.1
Identifiable intangible assets(3):
Existing products	1,700.0
In-process research and development(4)	1,300.0
Goodwill(3)	4,762.2

Total	$7,833.3

(1)	The fair market value of Teva stock options issued in exchange for IVAX stock options was determined using the Black-Scholes option pricing model with the following assumptions: stock price of $31.23 (NASDAQ closing price of Teva ADRs on date of announcement); dividend yield of 0.8%; expected volatility of 26.3%; risk-free interest rate of 4.0%; and an expected life of 0.5 years.

(2)	Net tangible assets of IVAX include, in addition to the carrying amount of net tangible assets as of September 30, 2005, the fair value step-up in inventories and the deferred income taxes; see (g) below.

(3)	Goodwill represents the excess of the purchase price over the fair value of tangible and identifiable intangible assets, net of the fair value of liabilities assumed. Amortization of other intangible assets has been provided over an estimated useful life of 17 years using a straight-line method. The amount of intangible assets, estimated useful life and amortization methodology are subject to the completion of an evaluation. Assuming a tax rate of 28%, for every additional $50 million allocated to intangible assets, goodwill will decrease by $36 million, identifiable intangible assets will increase by $50 million and non-current deferred income tax liabilities will increase by $14 million.

The planning process for the integration of IVAX and Teva operations may result in accruals for restructuring, in accordance with Emerging Issues Task Force (EITF) Issue No. 95-3. No adjustments have been made in respect of such possible restructuring. In addition, no adjustments were recorded in respect of possible settlements of outstanding litigation as these are not presently estimable. Such accruals and/or adjustments would change the allocation of the purchase consideration to goodwill. In addition, no adjustments have been made to the carrying value of other tangible assets of IVAX. Such adjustments would change the allocation of the purchase consideration to goodwill.

(4)	The amount allocated to in-process research and development represents an estimate of the fair value of purchased in-process technology for research projects that, as of the closing date of the merger, will not have reached technological feasibility and have no alternative future use. The preliminary estimate of in-process research and development is $1,300 million. Because this expense is directly attributable to the merger and will not have a continuing impact, it is not reflected in the unaudited pro forma combined condensed statement of income. However, this item will be recorded as a one time charge against income in the period in which the transaction occurs. The amount of in-process research and development is subject to change and will be finalized upon consummation of the transaction and completion of an evaluation. For every incremental $50 million increase to the amount allocated to in-process research and development expense, there will be a $50 million decrease to net income in the period in which the transaction occurs. Additionally, goodwill will also each decrease by $50 million.

(g) Deferred income taxes provided largely in respect of tangible and identifiable intangible assets acquired in the merger, in excess of deferred income taxes associated with IVAX’s intangible assets from its prior acquisitions, as well as in respect of the fair value step-up in inventories.

(h) Elimination of the portion of IVAX’s convertible senior notes expected to be converted prior to the acquisition, and reclassification of remaining IVAX convertible senior notes to conform to Teva’s presentation.

Of the $1.4 billion of outstanding IVAX convertible senior notes, approximately $1.1 billion contain a net share settlement feature under which, upon conversion, the principal amount of the notes will be repaid, in cash, with only the conversion premium settled in shares of IVAX common stock. $350 million of these convertible senior notes contain a “make-whole” provision under which, upon a merger in the absence of an election by Teva, the conversion rate is increased by approximately 10%. As discussed in note (a) above, it has been assumed that, with the exclusion of IVAX’S 4.5% Convertible Senior Subordinated Notes due 2008, all of the outstanding convertible senior notes of IVAX will be converted prior to the closing. Teva believes that this is a conservative assumption regarding the debt refinancing needed in connection with the transaction; however, Teva will make its decision regarding the election that would obviate the need to make the “make-whole” payment following the closing of the merger in accordance with the applicable indenture.

(i) Elimination of all components of IVAX’s shareholders’ equity and the issuance of the shares and grant of stock options as part of the consideration in the transaction.

(j) Based on publicly available information certain accounting policy differences were identified, as previously reported in Teva’s Registration Statement on Form F-4 (Reg. No. 333-128095). Although subsequently we have made further inquiries and examinations, no account has been taken of these potential differences as we were unable to measure their effect on the pro forma financial statements. In addition, other changes may exist, which have not been taken into account.

Adjustments to unaudited combined condensed pro forma statement of income.

(1) Elimination of inter-company sales. Since no information was available regarding inventory on hand at the end of the financial period, no adjustment has been made for any potential unrealized profit which may have resulted from transactions between Teva and IVAX prior to the acquisition.

(2) Amortization of intangible assets established as part of the purchase price allocation in connection with the merger with IVAX. Intangible assets are amortized on a straight-line basis over their estimated useful lives of 17 years. The amount of intangible assets, estimated useful life and amortization methodology are subject to the completion of an evaluation. Assuming a useful life of 17 years, straight-line amortization and a tax rate of 25.8% and 28.8% in the year ended December 31, 2004 and the nine months ended September 30, 2005, respectively, for every additional $50 million allocated to intangible assets, net income will decrease by $2.2 million and $1.6 million in the year ended December 31, 2004 and the nine months ended September 30, 2005, respectively.

(3) Add back of IVAX’s historical intangible assets amortization.

(4) Estimated additional interest expense due to: (i) variable interest debt using the market rate prevailing at September 30, 2005, obtained in connection with the merger. The effect of a 1/8 percent variance in the interest rate on net income is $3.1 million and $2.4 million in the year ended December 31, 2004 and the nine months ended September 30, 2005, respectively; (ii) add back of interest income on Teva’s cash and cash equivalents and short-term investments used as cash consideration in the merger; and (iii) add back of finance expenses on IVAX’s convertible senior notes assumed to be converted prior to the closing of the transaction. These calculations are based on the financing of certain portions of cash consideration payable in the merger through a short-term bridge facility. This facility is expected to be refinanced following closing with long-term convertible and non-convertible indebtedness.

(5) Reflecting the tax effect of the pro forma adjustments, using the applicable tax rates.

(6) Add back of IVAX merger expenses.

(7) No further adjustments have been made with respect to potential reclassifications, which are not expected to be material.

(8) The unaudited pro forma condensed combined financial information gives effect to the issuance of 121.5 million Teva ADRs, based upon an exchange ratio of 0.8471 Teva ADRs for each outstanding share of IVAX common stock.

Stock options of IVAX are to be exchanged for stock options of Teva based upon the following exchange ratio: each IVAX option not exercised as of the closing date is to be converted into an option to purchase a number of Teva ADRs determined by multiplying: the number of shares of IVAX common stock covered by such IVAX option by 0.8471, subject to adjustments and rounded down to the nearest whole Teva ADR. The exercise price per Teva ADR is to be determined by dividing the per share exercise price applicable to the IVAX option immediately prior to the effective time by 0.8471, subject to adjustments and rounded up to the nearest whole cent. A total of approximately 18.0 million Teva options are expected to be issued.

The calculation of the weighted average number of ADRs for pro forma basic earnings per ADR gives effect to the issuance of approximately 121.5 million Teva ADRs in the transaction, assuming these were issued on January 1, 2004. The calculation of the weighted average number of ADRs used in pro forma diluted earnings per ADR gives effect to the issuance of approximately 121.5 million Teva ADRs in the transaction and the dilutive effect of approximately 18.0 million Teva stock options issued in exchange for IVAX stock options, assuming these were issued on January 1, 2004. No account was taken for the potential dilution that could occur upon the conversion of IVAX’s 4.5% Convertible Senior Subordinated Notes due 2008, since it had an antidilutive effect on earnings per ADR.

(9) Based on publicly available information certain accounting policy differences were identified, as previously reported in Teva’s Registration Statement on Form F-4 (Reg. No. 333-128095). Although subsequently we have made further inquiries and examinations, no account has been taken of these potential differences as we were unable to measure their effect on the pro forma financial statements. In addition, other changes may exist, which have not been taken into account.

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated March 9, 2005, with respect to the consolidated financial statements of IVAX Corporation included in this Report of Foreign Private Issuer filed on December 16, 2005 (Form 6-K) of Teva Pharmaceuticals Industries Limited.

We consent to the incorporation by reference in the following Registration Statements:

(1)	Registration Statement (Form F-3 No. 333-111132) of Teva Pharmaceuticals Industries Limited,

(2)	Registration Statement (Form F-3 No. 333-111144) of Teva Pharmaceuticals Industries Limited,

(3)	Registration Statement (Form F-4 No. 333-128095) of Teva Pharmaceuticals Industries Limited, and

(4)	Registration Statement (Form S-8 No. 333-126264) of Teva Pharmaceuticals Industries Limited;

of our report dated March 9, 2005, with respect to the consolidated financial statements of IVAX Corporation in this Report of Foreign Private Issuer filed on December 16, 2005 (Form 6-K) of Teva Pharmaceuticals Industries Limited.

/S/ ERNST & YOUNG LLP

Certified Public Accountants

Miami, Florida

December 14, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By:	/s/ Dan Suesskind
Name:	Dan Suesskind
Title:	Chief Financial Officer

Date: December 16, 2005